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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on August 2, 2005

Registration No. 333-124312

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to

Form SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Patriot National Bancorp, Inc.
(Name of Small Business Issuer in Its Charter)

Connecticut (State or Other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification Code Number)	06-1559137 (I.R.S. Employer Identification Number)

900 Bedford Street
Stamford, Connecticut 06901
(203) 324-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles F. Howell President	Robert F. O'Connell Senior Executive Vice President and Chief Financial Officer

Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, Connecticut 06901
(203) 324-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William W. Bouton III, Esq. Kerry John Tomasevich, Esq. Tyler Cooper & Alcorn, LLP 185 Asylum Avenue City Place 35th Floor Hartford, CT 06103-3488 (860) 725-6200	Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, NW Washington, D.C. 20037 (202) 457-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee(1)

Common Stock, $2.00 par value per share	$12,000,011	$1,413.01

(1)
The Registrant paid a filing fee of $1,413.00 in connection with the registration of an estimated aggregate offering price of $12,000,000 with the initial filing of this registration statement on Form SB-2 on April 25, 2005. An additional filing fee of $0.01 is being paid in connection with the filing of this Amendment No. 3 to the registration statement on Form SB-2 to register an additional $11.00 of aggregate offering price of the securities to be registered.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

705,883 Shares of Common Stock (Maximum) 529,412 Shares of Common Stock (Minimum) (par value $2.00 per share)
PATRIOT NATIONAL BANCORP, INC.

        We are distributing non-transferable rights to subscribe for and purchase up to $7,053,283 (414,899 shares) of our common stock to persons who owned shares of our common stock as of the close of business on the record date, August 1, 2005. You will receive the right to subscribe for one share of common stock, at a subscription price of $17.00, for each six shares of common stock that you owned on August 1, 2005. If you exercise all of your rights, you may also have the opportunity to purchase additional shares of common stock at the same purchase price.

        You will be able to exercise your rights to purchase shares of common stock only during a limited period. If you do not exercise your rights before 5:00 p.m., Eastern Time, on September 9, 2005, the rights will expire. We may decide to extend the rights offering, at our discretion, for up to 20 calendar days.

        We have entered into agreements with certain high net worth individuals ("standby purchasers"), pursuant to which such standby purchasers have agreed to purchase up to $9,000,004 (529,412 shares) of our common stock, if such shares are available following the completion of this offering. We have agreed to sell and guarantee the availability of at least $4,946,728 (290,984 shares) of our common stock to such standby purchasers following the completion of this offering.

        Our common stock is listed on the NASDAQ SmallCap Market under the symbol "PNBK." On August 1, 2005, the last sale price of our common stock as reported on the NASDAQ SmallCap Market was $19.25 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

        Neither the Securities and Exchange Commission nor any state regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The securities offered hereby are not savings accounts, deposits or other debt obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the FDIC, or any governmental agency or otherwise.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company(2)
Minimum(3):
Price Per Share	$17.00	$0.62	$16.38
Total	$9,000,004	$327,982.79	$8,672,021.21
Maximum(4):
Price Per Share	$17.00	$0.55	$16.45
Total	$12,000,011	$388,285.27	$11,611,725.73
(1)
As compensation for its services, we have agreed to pay Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") upon completion of the offering a fee of 1% of the aggregate purchase price of the shares of our common stock sold in the offering pursuant to the exercise of rights by any of our directors, officers or employees; a fee of 3% of the aggregate purchase price of the shares of our common stock sold in the offering pursuant to the exercise of the rights by other persons; and a fee of 4.25% of the aggregate value of common stock committed to be purchased by the standby purchasers. We have agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, and have agreed to indemnify Sandler O'Neill against certain liabilities arising out of its engagement, including certain liabilities arising under the Securities Act of 1933, as amended.

(2)
Before deducting expenses payable by us, estimated at $725,000.

(3)
The total minimum price to the public, underwriting discounts and commissions and total minimum proceeds to us assume the purchase of 529,412 shares as follows: 98,674 by our directors, officers and employees, none by other holders of rights and 430,738 by the standby purchasers.

(4)
The total maximum price to the public, underwriting discounts and commissions and total maximum proceeds to us assume the purchase of 705,883 shares as follows: 98,674 by our directors, officers and employees, 316,225 by other holders of rights and 290,984 by the standby purchasers.

Sandler O'Neill & Partners, L.P.

The date of this prospectus is August 2, 2005.

PATRIOT
NATIONAL BANK
PATRIOT NATIONAL BANCORP, INC.
Connecticut
New York
New Jersey
WESTCHESTER
MANHATTAN
LONG ISLAND
MELVILLE
SHERMAN
NEW FAIRFIELD
BROOKFIELD
SOUTHBURY
DANBURY
BETHEL
NEWTON
OXFORD
BEACON FALLS
BETHANY
SEYMOUR
WOODBRIDGE
HAMDEN
NORTH HAVEN
RIDGEFIELD
REDDING
MONROE
ANSONIA
DERBY
SHELTON
NEW HAVEN
EAST HAVEN
WILTON
WESTON
EASTON
TRUMBULL
ORANGE
WEST HAVEN
MILFORD
NEW CANAAN
STAMFORD
GREENWICH
DARIEN
NORWALK
WESTPORT
FAIRFIELD
BRIDGEPORT
STRATFORD
- Patriot Headquarters
- Existing Branches
- Loan Production Offices

        You should rely only on the information contained in this prospectus. We have not, and Sandler O'Neill has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Sandler O'Neill is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully before making an investment decision, especially the information presented under the heading "Risk Factors" and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

Our Company

  General

        We are the bank holding company for Patriot National Bank, the Bank, the largest publicly-held commercial bank headquartered in Fairfield County, Connecticut. We conduct our operations solely through the Bank. Both we and the Bank are headquartered at our main office in Stamford, Connecticut, approximately 40 miles east of New York City. The Bank began operations in 1994 and was reorganized as our subsidiary in 1999. The Bank has ten branch office locations serving customers located in the Fairfield County communities of Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport. In addition, our Residential Lending Group has mortgage origination offices in Stamford and Melville (Long Island), New York.

        The Bank offers a broad range of commercial and consumer banking services with an emphasis on serving the needs of small and medium-sized businesses, commercial real estate investors and builders, professionals such as accountants and attorneys, as well as individuals. The Bank offers commercial real estate and construction loans to area businesses and developers, commercial loans to area businesses, as well as one- to four-family residential mortgage loans, home improvement loans and home equity lines of credit to individuals. The Bank offers consumer and commercial deposit accounts such as checking accounts, insured money market accounts, time certificates of deposit, and savings accounts. As of March 31, 2005, on a consolidated basis, we had total assets of $413.7 million, net loans of $293.5 million, total deposits of $366.2 million and total shareholders' equity of $19.4 million.

  Financial Highlights

        We have achieved significant growth in assets, loans, deposits and net income over the past five years. From December 31, 1999 through March 31, 2005, we have grown:

  •
  Total assets from $177.2 million to $413.7 million;

  •
  Net loans from $107.8 million to $293.5 million;

  •
  Total deposits from $162.7 million to $366.2 million; and

  •
  Non-interest bearing deposits from $12.6 million to $39.4 million.

        During this period of growth, we have emphasized the importance of a disciplined credit culture and have been successful in maintaining strong asset quality. We have had minimal net loan charge-offs since 1999. We had an aggregate of $5.2 million of non-performing loans at March 31, 2005, which constituted 1.26% of total assets at such date. Our non-performing loans as of such date included three loans totaling $3.6 million that are well collateralized and in the process of collection, two of which totaling $3.5 million are current as to principal and interest. The Bank is considered a well-capitalized institution under applicable regulations, with a total risk-based capital ratio of 10.35% and a Tier 1 risk-based capital ratio of 9.10% at March 31, 2005.

  Market Overview

        Our primary market area encompasses the southwestern Fairfield County communities where our branches are located. We also serve adjoining areas of Fairfield County and neighboring Westchester County, New York and, through our Residential Lending Group, Long Island, New York. Our market is located within the greater New York City metropolitan area, and is highly dependent on the economy of New York City. In 2004, the population of Fairfield County was approximately 903,000 people, which represents approximately 25% of the population of Connecticut. From 2004 through 2009, the population of Fairfield County is expected to increase by approximately 3.2%. The median household income in 2004 was over $73,000, more than 50% higher than the median household income for the United States. In October 2004, unemployment in Fairfield County was reported to be 3.5%, compared to 4.2% for Connecticut and 5.1% for the United States.

        As of March 31, 2005, the Bank had $366.2 million of total deposits. As of June 30, 2004, the most recent date such information is available, the Bank had approximately 1.32% of the total deposits within Fairfield County. Consequently, there are substantial opportunities for the Bank to continue to grow its market share of deposits within its primary market area.

        Fairfield County is home to a large number of Fortune 500 corporate headquarters, including Pitney Bowes, Clairol, Xerox, GE Capital, Champion-International and Time Warner Cable, as well as the U.S. headquarters of several international companies, including UBS and Diageo-Guinness. Many senior executives and employees of these and other businesses based in New York City reside within our market area. Our market is also characterized by a large number of small and medium-sized businesses that have developed to meet the needs of the community. We are focused on serving these individuals and small to medium-size businesses.

  Growth Strategy

        Our goal is to continue to be the largest, independently owned commercial bank headquartered in Fairfield County. Our focus is on growing our core deposit base which will be utilized to fund our loan growth. We plan to attract new customers by providing a targeted line of commercial and consumer financial services while maintaining our reputation for excellent service, professionalism and integrity. We believe that the impact of recent and ongoing bank consolidations in Fairfield County provides a significant opportunity for us to continue to grow our community-focused banking business. Our strategy for achieving these objectives includes the following:

        Expand our geographical footprint.    We intend to continue to establish new branches in Fairfield County. As a result of the financial institution consolidation which has occurred within Connecticut, our market area includes several unused bank buildings and facilities, the availability of which has provided us in the past, and may provide us in the future, with an efficient and cost-effective alternative to building new facilities. Our management is very familiar with our market area, and regularly evaluates opportunities to lease existing facilities by reviewing market demographics with a view towards deposit growth, geographic location and customer accessibility, proximity to competitors, renovation costs, and suitability. We also intend to potentially expand into Westchester County and surrounding counties in New York, although under current law this would require us to establish a de novo bank or acquire a branch of an existing bank. While we have no current acquisition arrangements, we intend to consider potential acquisition opportunities as they arise. Except for the acquisition of our Residential Lending Group, we have not historically supplemented our growth through acquisitions.

        Increase our deposit balances.    Our focus is on increasing our core deposits, which consist of savings accounts, money market deposit accounts, non-interest-bearing demand accounts and certificates of deposit in amounts less than $100,000. We have grown our core deposits from $127.9 million at December 31, 1999 to $294.0 million at March 31, 2005 with a weighted average interest rate of 1.90% as of March 31, 2005. We intend to continue to increase our core deposits by attracting new customers who seek a high level of personalized banking services. We believe that our personalized service and our role in providing commercial real estate and construction loans in the local business community distinguishes us from most of our competitors, many of which are larger banks and other institutions with a regional or national focus.

        Attract and retain experienced lending professionals.    Our senior management team includes individuals with extensive experience and business contacts in the Fairfield County area. We seek to hire additional experienced commercial lenders with strong business relationships and knowledge of our market area in order to expand and enhance our current commercial banking and loan operations. We also consider the availability of experienced lenders in connection with our plans to establish new branch locations within our market area.

        Increase the number and size of our loans.    We seek to expand and attract new lending relationships, particularly residential construction, commercial real estate and, to a lesser extent, commercial business loans. Additional capital will allow us to lend higher amounts and to better meet the lending needs of our borrowers. As we grow, our goal is to increase our loan-to-deposit ratio by shifting the mix of earning assets to a greater percentage of higher yielding loans.

        Offer new products and services.    We plan to increase the banking products and financial services we offer in order to diversify our revenue base, increase our fee income, and strengthen our customer relationships. We seek to exploit opportunities to cross-sell these additional services to our existing customers and to attract new customers. In 1999, we acquired a residential mortgage brokerage company which conducted business in Connecticut, New York and New Jersey. This business is now conducted through a division of the Bank. Our residential mortgage brokerage business has generated significant non-interest (fee) income in each year following the acquisition, although the division's performance in 2004 was adversely affected by increases in market rates of interest which resulted in a significant decrease in the volume of refinance transactions.

  Experienced Management Team

        Our growth since 1999 is primarily due to our hiring of an experienced team of banking executives, all of whom have considerable experience in community banking in Fairfield County, Connecticut. Our management team is led by Angelo De Caro, our Chairman and Chief Executive Officer, who is a former partner and senior financial officer of Goldman Sachs & Co. Mr. De Caro served on the executive committees of Goldman Sachs Swiss Private Bank and Goldman Sachs Trust Services. Mr. De Caro has extensive experience in financial management and risk analysis and his responsibilities at Goldman Sachs included auditing, tax and financial controls. He has focused us on our strategic growth objectives with respect to both our loan portfolio and core deposits. Our President, and the Chief Executive Officer of the Bank, Charles F. Howell, has over 30 years of banking experience in Fairfield County, including prior service as the president of a bank and as the chief operating officer and chief lending officer at another bank. Our Senior Executive Vice President and Chief Financial Officer, Robert F. O'Connell, has experience as a CPA in a major national accounting firm and has served as a senior executive officer and CFO of four other banks over a 28-year period. He also has responsibility for operations, retail banking and human resources. Our Chief Operating Officer, Philip W. Wolford, has 31 years of banking experience and has been a senior executive officer of three banks. Mr. Wolford served as the controller of a large New York City savings bank and has had responsibility for operations, information technology, compliance, retail banking and loan operations. Our other four senior officers have over 100 years of combined banking and mortgage banking experience. We have also hired several senior commercial lenders with considerable experience and business relationships from other banks and financial institutions in our market area, and we expect to hire additional experienced lenders as we continue to grow.

  Office and Other Information

        Our principal executive offices are located at 900 Bedford Street, Stamford, Connecticut 06901, and our telephone number is (203) 324-7500. Our Internet address is www.pnbk.com. The information contained on our web site is not part of this prospectus.

The Rights Offering

Common Stock Offered	We are offering a minimum of 529,412 shares and a maximum of 705,883 shares of our common stock in the offering. We are offering our shareholders as of August 1, 2005, the record date, the right to subscribe for and purchase up to 414,899 shares of our common stock pursuant to the exercise of subscription rights. Each subscription right includes a basic subscription right and an oversubscription privilege for shareholders who exercise their basic subscription right in full, subject to availability and proration by us under certain circumstances. In this prospectus we refer to your basic subscription right as the "Basic Subscription Right" and to your oversubscription privilege as the "Oversubscription Privilege." In addition, in the event that there is not a sufficient number of shares of common stock remaining upon completion of the offering to satisfy the minimum number of shares we are required to sell to the standby purchasers, we will issue up to an additional 290,984 shares of common stock to the standby purchasers. See "The Rights Offering."
Basic Subscription Right
Each of our shareholders will receive one Basic Subscription Right for every six shares of common stock held on the record date. We will not issue fractional rights; the number of Basic Subscription Rights we offer to each shareholder will be rounded up or down to the nearest whole number.
Oversubscription Privilege
If you fully exercise your Basic Subscription Rights, subject to certain limits, you may also subscribe for up to two additional shares of common stock that other shareholders do not purchase for each Basic Subscription Right you hold. Shares of common stock available for purchase pursuant to the Oversubscription Privilege will be prorated if the number of oversubscribed shares exceeds the number of shares of common stock available. We will prorate in proportion to the number of shares of common stock each holder has subscribed for pursuant to the Basic Subscription Rights. The total number of shares that a shareholder may purchase in the offering as a result of the exercise of the Oversubscription Privilege (including shares purchased pursuant to the Basic Subscription Right) is limited to three times the number of shares purchased by such shareholder's exercise of the Basic Subscription Right.
Record Date	August 1, 2005.
Subscription Price	$17.00 per share.

Common Stock to be Outstanding after the Offering
2,489,391 shares of our common stock were outstanding as of the record date. A total of 3,018,803 shares will be outstanding if we sell the minimum shares available in this offering and a total of 3,195,274 shares will be outstanding if we sell the maximum shares available in this offering. You may experience substantial dilution in your equity ownership interest and voting power if you do not exercise your Basic Subscription Right or if additional shares are issued to the standby purchasers. See "Risk Factors—Risks Related to the Offering."
Expiration Time
5:00 p.m., Eastern Time, on September 9, 2005, unless we extend the expiration date for up to 20 calendar days (but no later than 5:00 p.m., Eastern Time, on September 29, 2005). No one may exercise rights after the expiration time.
Non-transferability of Rights	You may not sell or otherwise transfer any of your Basic Subscription Rights or your Oversubscription Privilege.
Regulatory Limitation
We will not be required to issue common stock to any rights holder pursuant to the exercise of the Basic Subscription Right or the Oversubscription Privilege or any standby purchaser who, in our opinion, could be required to obtain prior clearance or approval from, or submit a notice to, any federal or state bank regulatory authority to acquire, own or control such shares if, at the expiration time for the exercise of rights, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares of common stock in such case, such shares will become available to satisfy oversubscriptions by other rights holders and will be available to the standby purchasers. See "The Rights Offering—Regulatory Limitation."
Subscription Agent	Registrar and Transfer Company
Information Agent	Registrar and Transfer Company
Financial Advisor
We have entered into an agreement with Sandler O'Neill & Partners, L.P., pursuant to which Sandler O'Neill is acting as our financial advisor in connection with the offering. We have agreed to pay certain fees to, and expenses of, Sandler O'Neill for its services in the offering. See "The Rights Offering—Financial Advisor."
Procedure for Subscribing
To exercise your subscription rights (including both the Basic Subscription Right and the Oversubscription Privilege), you should complete the subscription rights certificate and forward it along with payment in full for all of the shares for which you are subscribing to the subscription agent. You are responsible for ensuring that your subscription rights certificate reaches the subscription agent before the expiration time. If you plan to mail the subscription rights certificate, we recommend that you use insured, registered mail. See "The Rights Offering—Exercise of Subscription Rights."

Persons Holding Shares, or Wishing to Exercise Rights, Through Others
If you hold shares of common stock through a broker, dealer, commercial bank, trust company or other nominee, you should contact the institution and inform them if you wish to participate in this offering. See "The Rights Offering—Exercise of Subscription Rights—Shares Held by or for Others."
No Revocation	You may not revoke your subscription after the subscription agent receives your subscription rights certificate. Rights not exercised prior to the expiration time will expire.
Minimum Offering
The offering is conditioned upon the receipt of minimum offering proceeds of $9,000,004. We believe, however, that this condition will be satisfied as a result of the commitments made by the standby purchasers under the standby purchase agreements. The maximum amount committed to the standby purchasers is referred to as the "Maximum Standby Purchase Commitment," and the minimum we will be required to sell to the standby purchasers is referred to as the "Minimum Standby Purchase Obligation." See "Standby Purchase Agreements."
Standby Purchase Agreements
We have entered into standby purchase agreements pursuant to which the standby purchasers have severally agreed to acquire from us at the $17.00 per share subscription price up to 529,412 shares remaining after exercise of the Basic Subscription Right and Oversubscription Privilege by all shareholders of record, subject, in each case, to a maximum standby purchase commitment and certain conditions. Each standby purchase agreement requires that we sell a minimum number of shares to the related standby purchaser if sufficient shares are not available after issuance of all underlying shares subscribed for by the exercise of the Basic Subscription Right and the Oversubscription Privilege. In such case, we will issue in the aggregate up to 290,984 additional shares to satisfy the Minimum Standby Purchase Obligation, but in no event will this result in shares being issued in excess of the maximum number of shares offered hereby.
Our Right to Terminate the Offering
We reserve the right to terminate the offering at any time until it has expired and for any reason. If we terminate the offering, we will have no obligation to you other than to return any payment we have received from you, without interest.
Delivery of Shares
Assuming we receive the minimum offering proceeds, we will send you certificates representing the shares of common stock you purchased as soon as practicable after September 9, 2005, whether you exercise your rights immediately before that date or earlier. If you hold your common stock through The Depository Trust Company (known as DTC), or arrange for delivery and payment through DTC, DTC will credit the appropriate account for the shares that you purchase.

Purchase Intentions of our Directors and Executive Officers
Our directors and executive officers as a group (13 persons) have indicated their intention to exercise rights to purchase, in the aggregate, approximately $1.68 million of our common stock in the offering. These indications of intent are based upon each director's and officer's evaluation of his or her own financial and other circumstances. While Mr. De Caro, our Chairman of the Board, beneficially owns approximately 27.4% of our common stock, and thereby holds rights to purchase up to approximately 113,666 shares of common stock in this offering, he has indicated his intention to purchase only $1.0 million of our common stock in this offering, or approximately 58,823 shares of our common stock assuming the maximum offering size, in order to permit a broader diversification of our shareholder base. Upon their acquisition of such shares, our directors and executive officers, as a group, will beneficially own 1,027,391 shares, or a minimum of 32.2% and a maximum of 34.0% of the outstanding common stock after completion of the offering. Mr. De Caro will beneficially own 740,823 shares, or a minimum of 23.2% and a maximum of 24.5% of the outstanding common stock after completion of the offering.
Listing	We are currently listed on the NASDAQ SmallCap Market. We intend to apply to have the shares offered hereby also approved for listing on the NASDAQ SmallCap Market.
No Board or Financial Advisor Recommendations
An investment in our common stock must be made pursuant to your evaluation of your best interests. Accordingly, neither our board of directors nor Sandler O'Neill makes any recommendation to you regarding whether you should exercise your rights or purchase our common stock.
Use of Proceeds
We currently intend to contribute all of the net proceeds of this offering to the Bank. The Bank intends to utilize the proceeds to continue its branch expansion program and for general corporate purposes. We believe that by continuing to grow the Bank, we will be able to create long-term value to our shareholders. The net proceeds will be invested initially in primarily short-term investments.
Risk Factors	Investing in our common stock involves risks, including the risks that are described on pages 10 to 16 of this prospectus.
Questions
You should direct any questions concerning the procedure for subscribing to the information agent, Registrar and Transfer Company. You may phone the information agent at (800) 866-1340, or contact the Corporate Relations Department of the Information Agent at the website maintained by the Information Agent at www.rtco.com/corp_contact.asp.

Condensed Summary Selected Consolidated Financial and Other Data

        We have derived the summary selected consolidated financial and other data for the years ended December 31, 2004 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary selected consolidated financial and other data for the years ended December 31, 2002, 2001 and 2000 from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as set forth below as of March 31, 2005 and 2004, and for the three months ended March 31, 2004 and March 31, 2005 have been derived from our unaudited financial statements which are included elsewhere in this prospectus. We have prepared the unaudited financial statements on a basis consistent with our audited annual financial statements. In our opinion, the unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of our results of operations and financial condition for such periods. Our operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. You should read the selected consolidated financial information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes related to those financial statements included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)
Selected Operating Data:
Interest and dividend income	$5,594	$4,308	$18,678	$15,215	$12,605	$13,723	$14,694
Interest expense	2,180	1,640	7,009	5,588	4,765	6,867	8,018

Net interest income	3,415	2,668	11,670	9,626	7,840	6,856	6,677
Provision for loan losses	260	160	556	563	468	250	326
Noninterest income:
Mortgage-related fees(1)	586	591	2,020	3,963	3,618	3,320	2,538
Securities gains and losses	—	—	—	308	(26)	—	—
Other non-interest income(2)	125	161	682	543	522	190	147

Total noninterest income	711	752	2,702	4,814	4,114	3,510	2,685
Noninterest expense	3,383	2,924	12,257	11,659	9,813	8,676	7,693
Net income	287	196	926	1,341	1,052	876	767
Per Share Data:
Basic income per share	$0.12	$0.08	$0.38	$0.56	$0.44	$0.37	$0.34
Diluted income per share	0.11	0.08	0.37	0.55	0.43	0.36	0.33
Dividends per share	0.035	0.030	0.135	0.115	0.095	0.060	—
Weighted average shares outstanding — Basic	2,487,091	2,411,743	2,449,679	2,400,879	2,400,525	2,400,488	2,281,993
Weighted average shares outstanding — Diluted	2,535,832	2,489,871	2,502,691	2,443,236	2,427,314	2,426,501	2,317,078
Common shares outstanding at end of period	2,489,391	2,420,274	2,486,391	2,408,607	2,400,525	2,400,525	2,400,375
		As of December 31,
	March 31, 2005
		2004	2003	2002	2001	2000
Balance Sheet Data:
Cash and due from banks	$6,193	$6,670	$4,024	$5,386	$7,544	$3,656
Federal funds sold	13,000	37,500	15,000	3,000	12,700	29,500
Short term investments	67	11,460	10,431	3,349	6,789	—
Investment securities	92,902	78,259	92,331	61,721	35,817	34,074
Loans, net	293,528	263,875	214,421	170,795	135,680	126,411
Total assets	413,665	405,047	342,469	248,497	202,569	197,628
Total deposits	366,186	367,005	289,992	217,911	183,264	179,666
Total borrowings	26,248	16,248	31,301	10,293	839	945
Total shareholders' equity	19,450	19,756	18,780	18,545	17,406	16,427

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)
Selected Financial Ratios and Other Data(3):
Return on average assets	0.28%	0.23%	0.26%	0.46%	0.47%	0.46%	0.42%
Return on average equity	5.73	4.08	4.74	7.09	5.82	5.10	5.20
Average equity to average assets	4.92	5.63	5.48	6.50	8.13	9.05	8.12
Interest rate spread(4)	3.06	2.89	3.02	3.10	3.31	3.11	3.08
Net interest margin(5)	3.43	3.19	3.35	3.41	3.67	3.75	3.80
Average interest-earning assets to average interest-bearing liabilities	116.43	115.47	116.54	115.88	116.22	117.16	115.68
Non-interest expense to average assets	3.32	3.42	3.52	4.13	4.59	4.75	4.37
Efficiency ratio(6)	82.01	85.52	85.28	80.74	82.09	83.69	82.18
Number of full-service customer facilities	9	7	9	7	4	4	3
Regulatory Capital Ratios(7):
Tier I capital to adjusted total assets	6.45%	7.27%	6.79%	7.51%	6.99%	8.15%	7.86%
Tier I capital to total risk-weighted assets	8.87	9.85	9.04	10.00	9.13	9.61	9.97
Total capital to total risk-weighted assets	10.53	11.70	10.70	11.87	10.39	10.74	11.04
Asset Quality Ratios:
Nonperforming loans (8) as a percent of gross loans	1.75%	1.43%	1.51%	0.14%	0.79%	2.14%	1.77%
Nonperforming assets as a percent of total assets	1.26	0.92	1.00	0.09	0.56	1.46	1.15
Allowance for loan losses as a percent of gross loans	1.26	1.38	1.31	1.35	1.37	1.38	1.28
Allowance for loan losses as a percent of total nonperforming loans	71.93	96.84	86.12	931.43	172.76	64.12	72.59

(1)
Represents the revenue generated by our mortgage broker segment. See note 18 to our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements.

(2)
Reflects fees and service charges on deposit accounts, loan fee income and other miscellaneous income generated by our commercial banking segment.

(3)
All ratios are annualized where appropriate.

(4)
Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5)
Represents net interest income as a percent of average interest-earning assets.

(6)
Represents non-interest expense divided by the sum of net interest income and noninterest income.

(7)
See note 14 to our audited consolidated financial statements for additional information about our regulatory capital positions and requirements and the regulatory capital positions and requirements of the Bank.

(8)
Consists of loans past due 90 days or more and still accruing, and loans placed on non-accrual status.

Risk Factors

        Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should understand and carefully consider the risks below, as well as all of the other information contained in this prospectus and our financial statements and the related notes included elsewhere in this prospectus. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock, and you may lose all or part of your investment.

        The shares of common stock offered through this prospectus are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Risks Related to the Offering

You may not revoke your exercise of rights; we may terminate the offering.

        Once you have exercised your subscription rights, you may not revoke your exercise. We may terminate this offering at our discretion, including without limitation if we fail to sell at least 529,412 shares and raise at least $9,000,004 in the offering. However, we believe that we will raise at least such amount due to our arrangements with the standby purchasers. If we terminate this offering, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest or penalty.

If you do not participate in this rights offering or do not exercise all of your subscription rights, you may suffer dilution of your percentage ownership of our common stock.

        This rights offering is designed to enable us to raise capital while allowing all shareholders on the record date to avoid or limit dilution of their ownership interest in the Company. To the extent that you do not exercise your subscription rights and shares are purchased by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be disproportionately diluted.

Even if you exercise your Basic Subscription Right, you may experience dilution if we issue additional shares to the standby purchasers.

        You may experience substantial dilution in your voting rights and in your proportional interest in us because the standby purchasers will be able to purchase additional shares beyond the underlying shares even if you exercise your Basic Subscription Right. We will be obligated to sell such shares to the standby purchasers because the standby purchasers will have a right to purchase the Minimum Standby Purchase Obligation even if we issue all of the underlying shares subscribed for by the exercise of the Basic Subscription Right and Oversubscription Privilege.

We have broad discretion in the use of proceeds of this offering.

        We have not designated the anticipated net proceeds of this offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

We set the exercise price for the subscription rights without regard to net worth, earnings or any other similar value, and you should not consider this price to be an indication of the actual value of our common stock.

        We set the $17.00 subscription price for the shares of our common stock which may be purchased by exercising the subscription rights at a price less than the market price on the date on which we determined to proceed with this offering. We selected this price based on a number of factors, including the desire to encourage shareholder participation in this offering. You should not, however, consider this price to be an indication of the actual value of our common stock and it was not based on our net worth, earnings or any other established criteria of value. This price may not be indicative of the price that will prevail in the public market after the offering. In particular, the market price of our common stock may decline below $17.00. See "The Rights Offering—Determination of Subscription Price."

Risks Related to our Business

We intend to continue our emphasis on growth over earnings for the foreseeable future.

        We have actively sought growth of our institution in recent years, by opening additional branches, initiating internal growth programs, and completing one acquisition of a mortgage brokerage company. We may not be able to sustain our historical rate of growth or may not even be able to continue to grow at all. Various factors, such as economic conditions and competition, may impede or prohibit us from opening new branches. In addition, we may not be able to obtain the financing necessary to fund additional growth and we may not be able to find suitable candidates for acquisition.

        Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to:

  •
  attract and retain qualified management and experienced bankers;

  •
  find suitable markets for expansion;

  •
  attract funding to support additional growth;

  •
  maintain our asset quality;

  •
  maintain adequate regulatory capital; and

  •
  maintain adequate controls.

        Although we believe that our earnings will increase as we build our franchise, earnings are expected to continue to be adversely affected by the costs of opening new branches and the time necessary to build a customer base at each new branch.

        If we are unable to continue our historical levels of growth, or if our growth comes at greater financial expense than has been incurred in the past, we may not be able to achieve our financial goals and our profitability may be adversely affected.

Because we intend to increase our commercial real estate, construction and commercial business loan originations, our lending risk will increase, and downturns in the real estate market could adversely affect our earnings.

        Commercial real estate, construction and commercial business loans generally have more risk than residential mortgage loans. Both commercial real estate and construction loans, for example, often involve larger loan balances concentrated with single borrowers or groups of related borrowers as compared to single-family residential loans. Construction loans are secured by the property under construction, the value of which is uncertain prior to completion. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. Speculative construction loans involve additional risk because the builder does not have a contract for the sale of the property at the time of construction.

        Because the repayment of commercial real estate, construction and commercial business loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. As of March 31, 2005, 89.6% of our total loan portfolio was secured by real estate located in Fairfield County, Connecticut and Westchester County, New York. As a result, a downturn in the real estate market, especially within our market area, could adversely impact the value of properties securing these loans. Our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. As our commercial real estate, construction and commercial business loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

        Changes in economic conditions, particularly an economic slowdown in Fairfield County, Connecticut and the New York metropolitan area, could hurt our business.    Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within Fairfield County, Connecticut and/or the New York metropolitan area, could result in the following consequences, any of which may hurt our business materially:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans made by us, especially real estate, may decline in value, reducing in turn a customer's borrowing power, and reducing the value of assets and collateral associated with our loans receivable.

        We may suffer losses in our loan portfolio despite our underwriting practices.    We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower's prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our allowance for loan losses may not be adequate to cover actual losses.

        Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on an evaluation of the risks associated with our loans receivable as well as our prior experience. A substantial portion of our loans are unseasoned and lack an established record of performance. To date, we have experienced negligible losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and assess the adequacy of the allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not need to increase our allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

        We are unable to predict fluctuations of market interest rates, which are affected by many factors, including:

  •
  inflation;

  •
  recession;

  •
  a rise in unemployment;

  •
  tightening money supply; and

  •
  domestic and international disorder and instability in domestic and foreign financial markets.

        Changes in the interest rate environment may reduce our profits. We realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. We are vulnerable to a decrease in interest rates because our interest-earning assets generally have shorter durations than our interest-bearing liabilities. As a result, material and prolonged decreases in interest rates would decrease our net interest income. In contrast, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, levels of prepayments and cash flow as well as the market value of our securities portfolio and overall profitability.

        Our mortgage operations also are affected by interest rate fluctuations. Generally, increases in interest rates often lead to decreases in home refinancing activity, thus reducing the number of mortgage loans we originate.

Our investment portfolio includes securities which are sensitive to interest rates and variations in interest rates may adversely impact our profitability.

        At March 31, 2005, our securities portfolio aggregated $90.9 million, all of which was classified as available-for-sale, and was comprised of mortgage-backed securities which are insured or guaranteed by U.S. government agencies or government-sponsored enterprises, U.S. government agency securities and money market preferred equity securities. These securities amounted to approximately 22.0% of our total assets and are sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders' equity. As a result, future interest rate fluctuations may impact shareholders' equity, causing material fluctuations from quarter to quarter. Failure to hold our securities until payments are received on mortgage-backed securities or until maturity on other investments or until market conditions are favorable for a sale could adversely affect our earnings and profitability.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business and financial results.

        Our success is dependent upon the continued services and skills of Angelo De Caro, Charles F. Howell, Robert F. O'Connell, Philip W. Wolford and other senior officers including Martin G. Noble, our chief lender, Marcus Zavattaro, the division sales manager of our Residential Lending Group, and John Kantzas, a founder and an executive vice president. While we have employment agreements containing non-competition provisions with Messrs. Howell, O'Connell and Zavattaro, these agreements do not prevent any of them from terminating their employment with us. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

        Our success also depends, in part, on our continued ability to attract and retain experienced commercial lenders and residential mortgage originators, as well as other management personnel. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. We are attempting to hire several experienced commercial business relationship officers who have strong business relationships in order to expand and enhance our current deposit and commercial banking operations. Competition for commercial lenders and residential mortgage originators is strong within the commercial banking and mortgage banking industries, and we may not be successful in attracting or retaining the personnel we require.

A breach of information security could negatively affect our earnings.

        Increasingly, we depend upon data processing, communication and information exchange on a variety of computing platforms and networks, and over the internet to conduct our business. We cannot be certain all our systems are entirely free from vulnerability to attack, despite safeguards we have instituted. In addition, we rely on the services of a variety of vendors to meet our data processing and communication needs. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would have an adverse effect on our results of operations and financial condition. In addition, the Bank could suffer reputational damages which also could materially adversely affect our financial condition and results of operations.

Risks Related to the Ownership of our Common Stock

There is a limited trading market for our common stock; it may be difficult to sell our shares after you have purchased them.

        Our common stock is currently listed on the NASDAQ SmallCap Market under the symbol "PNBK." The volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price. You should carefully consider the lack of liquidity of your investment in the common shares when making your investment decision.

We may be unable to pay dividends in the future.

        Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our policy has been to pay dividends out of cash in excess of the needs of the business. Our most recent quarterly dividend was at a rate of $0.04 per share.

        Federal Reserve Board policy restricts our ability to pay dividends, and we cannot assure you that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that a bank holding company should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. In addition, the terms of the junior subordinated debt we issued in connection with the issuance of trust preferred securities by a statutory trust formed by us contains restrictions on our ability to pay dividends. We may incur additional indebtedness in the future that may prohibit or further restrict our ability to declare and pay dividends. Our ability to declare and pay dividends on the common stock may be restricted in the future due to state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors.

        Our principal source of funds to pay dividends is cash dividends that we receive from Patriot National Bank. The Office of the Comptroller of the Currency regulates the Bank's dividend payments and must approve dividend payments in advance if the total of all dividends declared by the Bank's board of directors in any year will exceed (1) the total of the Bank's net profits for that year, plus (2) the Bank's retained net profits of the preceding two years, less any required net transfers to surplus. See "Supervision and Regulation—Payment of Dividends."

Our executive officers and directors as a group own sufficient shares of our common stock to significantly affect the results of any shareholder vote.

        Our executive officers and directors beneficially own approximately 36.8% of our common stock, and will own approximately 32.2% of the outstanding common stock after completion of this offering, assuming the sale of the maximum number of shares available in this offering. Mr. De Caro, our Chairman, beneficially owns approximately 27.4% of our common stock, or approximately 23.2% of the outstanding common stock after completion of this offering, assuming his purchase of $1.0 million of our common stock in this offering and the sale of the maximum number of shares available in this offering. As a result, these executive officers and directors have the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of our board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of these executive officers and directors may differ from yours and these executive officers and directors may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then current market price for their shares. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."

Future common stock offerings may reduce the ownership percentage of our current shareholders.

        In certain circumstances, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders.

Anti-takeover provisions in our certificate of incorporation, employment and change of control agreements and in our shareholder rights plan may adversely affect the price of our common stock.

        We have in place several measures that could have the effect of discouraging take-over attempts. Several senior executive officers have employment agreements or change of control agreements that require lump sum payments and the immediate vesting of unvested stock grants and stock options upon a change of control. Our certificate of incorporation allows our board to issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us. In addition, in April 2004, our board adopted a shareholder rights plan that could make it more difficult for a person to acquire a controlling interest in our common stock. Under the shareholder rights plan, a dividend of one common stock purchase right was distributed on each outstanding share of our common stock. Each right entitles a shareholder to buy 8.152 shares of our common stock at a price of $60. The rights remain attached to the common stock until they become exercisable upon certain triggering events, including the acquisition of more than 15% of our common stock by any person or the commencement of a tender offer or exchange offer for our common stock. We are entitled to redeem the rights at $0.001 per right at any time before the trigger date. These measures could make it more difficult for a third party to acquire control of our company, even if the change in control might be beneficial to our shareholders. This could discourage potential takeover attempts and could adversely affect the market price of our common stock.

Risks related to our industry

Strong competition within our market area may limit our growth and profitability.

        Competition in the banking and financial services industry is intense. The Fairfield County, Connecticut and the New York City metropolitan areas have a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as private banking and trust services. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to increase in the future as a result of legislative, regulatory and technological changes. Our profitability depends upon our continued ability to successfully compete in our market area.

Government regulation may have an adverse effect on our profitability and growth.

        We are subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, or the OCC, as our chartering authority, by the FDIC, as insurer of deposits, and by the Federal Reserve Board as regulator of our holding company. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations.

Cautionary Statement Regarding Forward Looking Statements

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosure in this prospectus and in the documents incorporated by reference, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions constitute forward-looking statements.

        These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

        Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

  •
  The strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

  •
  Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts which could impact business and economic conditions in the United States and abroad;

  •
  Adverse changes in the economic condition of Fairfield County or the New York City metropolitan area;

  •
  Adverse changes in the local real estate market, as most of our loans are concentrated in Fairfield County, Connecticut and Westchester County, New York, and the substantial majority of these loans have real estate as collateral;

  •
  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

  •
  Inflation, interest rate, market and monetary fluctuations;

  •
  The effects of opening new branches;

  •
  Our timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

  •
  The effects of any decision by us to engage in any business in which we have not historically been permitted to engage;

  •
  The willingness of users to substitute competitors' products and services for our products and services;

  •
  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  Technological changes;

  •
  Changes in consumer spending and savings habits;

  •
  Regulatory or judicial proceedings; and

  •
  The other risks set forth under "Risk Factors."

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

        We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward looking statements attributable to us are expressly qualified by these cautionary statements.

The Rights Offering

General

        We are distributing to the holders of our common stock, at no cost to the holders, non-transferable rights to purchase shares of our common stock. We will distribute to each shareholder who owned shares at the end of the day on August 1, 2005, the record date, one right for each six shares of common stock held of record. Each right includes a Basic Subscription Right and an Oversubscription Privilege. We will not issue fractional rights; the number of rights we offer to each shareholder will be rounded up or down to the nearest whole number.

        There will be no public market for the rights. You may not sell, assign or otherwise transfer your rights, except by operation of law in the event of your death or dissolution.

Basic Subscription Right

        Each right will entitle you, upon payment of $17.00 to us, to purchase one share of our common stock. We will send you certificates representing shares you purchase as soon as practicable after September 9, 2005, whether you exercise your rights immediately before that date or earlier, unless the offering is extended. If you hold your common stock through DTC, or arrange for delivery and payment through DTC, DTC will credit the appropriate account for the shares you purchase.

Oversubscription Privilege

        Each right also gives you an Oversubscription Privilege to purchase up to two additional shares of our common stock that other shareholders do not purchase for each right you hold. You may exercise your Oversubscription Privilege only if you exercise your Basic Subscription Right in full. The subscription price for any oversubscription shares you purchase will be $17.00, the same as if you exercise the Basic Subscription Right.

        If you want to exercise your Oversubscription Privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription rights certificate. The total number of shares that you may purchase if you exercise your Oversubscription Privilege (including those shares purchased pursuant to the Basic Subscription Right) is limited to three times the number of shares purchased through exercise of your Basic Subscription Right. When you send in your subscription rights certificate, you must send the full payment for the number of oversubscription shares that you have requested to purchase, if any, in addition to full payment for shares you are purchasing pursuant to your Basic Subscription Right.

        If the number of shares remaining after the exercise of all Basic Subscription Rights is not sufficient to satisfy all Oversubscription Privileges, you will be allocated shares pro rata, subject to rounding to eliminate fractional shares, in proportion to the number of shares that you purchased by exercising your Basic Subscription Right.

        As soon as practicable after September 9, 2005, or the expiration time if the offering is extended, the subscription agent will determine the number of shares of our common stock that you may purchase pursuant to the Oversubscription Privilege. We will send you certificates representing these shares as soon as practicable after September 9, 2005. If you hold your common stock through DTC, or arrange for delivery and payment through DTC, DTC will credit the appropriate account for the shares you purchase. If you request and pay for more oversubscription shares than are allocated to you, we will refund the amount of the overpayment, without interest.

        Banks, brokers and other nominee holders who act on behalf of beneficial owners will have to certify to us and to the subscription agent as to the aggregate number of rights that they are exercising and the number of shares of our common stock that they are requesting pursuant to the Oversubscription Privilege on behalf of each beneficial owner.

Expiration Time

        The rights will expire at 5:00 p.m., Eastern Time, on September 9, 2005, unless we, at our sole discretion, extend the expiration date for up to 20 calendar days, but no later than 5:00 p.m., Eastern Time, on September 29, 2005. If you do not exercise your Basic Subscription Right and your Oversubscription Privilege prior to that time, your subscription rights will terminate and be null and void. We will not be required to issue shares of our common stock to you if the subscription agent receives your subscription rights certificate or your payment after the expiration time, regardless of when you sent the subscription rights certificate and payment, unless you sent them in compliance with the guaranteed delivery procedures described below.

Standby Purchase Agreements

        We have entered into standby purchase agreements pursuant to which two investors, as standby purchasers, have severally agreed to acquire from us at $17.00 per share up to 529,412 shares of our common stock, if any, remaining after the exercise of Basic Subscription Rights and the Oversubscription Privilege of our shareholders of record subject in each case to the Maximum Standby Purchase Commitment and possible reduction under certain circumstances. See "—Regulatory Limitation." The standby purchase agreements require that we sell the Minimum Standby Purchase Obligation (up to 290,984 additional shares in the aggregate) to the standby purchasers if sufficient shares are not available after completion of the offering. The additional shares would be offered only to the standby purchasers. See "Standby Purchase Agreements."

        No standby purchaser will be permitted to acquire shares of our common stock pursuant to its standby purchase commitment if, after such acquisition, its percentage ownership, together with that of its affiliates, of the total number of shares of our common stock would exceed 9.9%.

No Board or Financial Advisor Recommendation

        You must make your decision whether to exercise your rights based on your own evaluation of your financial situation and our offer. Neither our board of directors nor Sandler O'Neill makes any recommendation to any holder of rights or other prospective purchasers regarding the exercise of their rights or the subscription for shares of our common stock.

Exercise of Subscription Rights

Important!	Please carefully read the instructions accompanying the subscription rights certificate and follow those instructions in detail. Do not send subscription rights certificates to us.

        You are responsible for choosing the payment and delivery method for your subscription rights certificate, and you bear the risks associated with your choices. If you choose to deliver your subscription rights certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to September 9, 2005. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

  Method of Exercise

        You may exercise your rights by delivering the following to the subscription agent, Registrar and Transfer Company, on or before September 9, 2005:

  •
  The properly completed and signed subscription rights certificate accompanying this prospectus;

  •
  Any required signature guarantees; and

  •
  Payment in full of the subscription price for all of the shares of common stock you wish to purchase by exercising your Basic Subscription Right and your Oversubscription Privilege.

        You should deliver your subscription rights certificate and payment in the enclosed envelope to the address set forth below under the caption, "—Subscription Agent."

  Method of Payment

        You must pay for the shares of common stock you subscribe for by means of (1) an uncertified check payable to "Registrar and Transfer Company," as subscription agent, (2) a certified check or bank draft (cashier's check) drawn on a United States bank or a postal or express money order payable to "Registrar and Transfer Company," as subscription agent, or (3) a wire transfer of funds to an account maintained by the subscription agent for the purpose of accepting subscriptions at Commerce Bank, NA; Cherry Hill, NJ, WIRE CLEARING ACCOUNT, ABA #031-201-360, Account #:275795440, Attn: Registrar and Transfer Company as the rights offering agent for Patriot National Bancorp's shareholders. You will have paid the subscription price only:

  •
  In the case of an uncertified check, when it has cleared;

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  In the case of a certified check or bank draft drawn on a United States bank or a postal or express money order, when the subscription agent has received it; or

  •
  In the case of a wire transfer, when the subscription agent's account designated above has received the funds.

  Guaranteed Delivery Procedures

        If you want to exercise your rights, but time will not permit your subscription rights certificate to reach the subscription agent on or prior to 5:00 p.m., on September 9, 2005, you may exercise your rights using the following guaranteed delivery procedures:

  1.
  On or before September 9, 2005, you must have sent, and the subscription agent must have received, payment in full for each share of common stock you are purchasing through your Basic Subscription Right and your Oversubscription Privilege;

  2.
  On or before September 9, 2005, you must have sent, and the subscription agent must have received, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state:

  •
  Your name,

  •
  The number of rights that you hold,

  •
  The number of shares of common stock that you wish to purchase pursuant to your Basic Subscription Right, and

    •
    The number of shares of common stock, if any, you wish to purchase pursuant to your Oversubscription Privilege.

The Notice of Guaranteed Delivery must guarantee the delivery of your subscription rights certificate to the subscription agent within three NASDAQ SmallCap Market trading days following the date of the Notice of Guaranteed Delivery; and

  3.
  You must send, and the subscription agent must receive, your properly completed and duly executed subscription rights certificate, including any required signature guarantees, within three NASDAQ SmallCap Market trading days following the date of your Notice of Guaranteed Delivery. You may physically deliver the Notice of Guaranteed Delivery via the enclosed envelope to the subscription agent at its address set forth below. You can obtain additional copies of the Notice of Guaranteed Delivery from the subscription agent at the address set forth below under the caption, "—Subscription Agent."

  Signature Guarantee

        Signatures on the subscription rights certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions that provide signature guarantee services include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

        Signatures on the subscription rights certificate do not need to be guaranteed if the subscription rights certificate:

  •
  Provides that the shares of common stock you are purchasing are to be delivered directly to the record owner of the subscription rights; or

  •
  Is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

  Shares Held by or for Others

        If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of the shares as soon as possible to obtain instructions with respect to the subscription rights they beneficially own.

        If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask the holder to effect transactions in accordance with your instructions.

Ambiguities in Exercise of the Subscription Rights

        If you do not specify the number of rights being exercised on your subscription rights certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wish to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

        If your payment exceeds the total purchase price for the number of shares of common stock that you have indicated you wish to exercise on your subscription rights certificate, your payment will be applied until depleted as follows:

  1.
  To subscribe for the number of shares of common stock that you indicated on the subscription rights certificate that you wish to purchase through your Basic Subscription Right;

  2.
  To subscribe for additional shares of common stock until your Basic Subscription Right has been fully exercised; and

  3.
  To subscribe for additional shares of common stock pursuant to your Oversubscription Privilege (subject to any applicable limitation or proration).

        We will return any excess payment remaining after the foregoing allocation to you as soon as practicable by mail, without interest or deductions.

Validity of Subscriptions

        We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights. We may, at our sole discretion:

  •
  Waive any defect or irregularity;

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  Permit a defect or irregularity to be corrected within any period of time that we set; or

  •
  Reject the purported exercise of any right by reason of any defect or irregularity.

        Any determination we make with respect to these matters will be final and binding. Subscriptions will not be deemed to have been received or accepted until the person submitting the subscription has cured all irregularities or we have waived them. This must occur within any period of time that we, in our sole discretion, set. Neither we nor the subscription agent will:

  •
  Be under any duty to notify anyone of any defect or irregularity in connection with the submission of any subscription rights certificate; or

  •
  Incur any liability for any failure to give notice of this sort.

Subscribers' Fees and Expenses

        You are responsible for paying all commissions, fees, taxes and other expenses that you incur in exercising your subscription rights.

No Revocation

        You may not revoke your subscription after the subscription agent receives your subscription rights certificate. You should not send your subscription rights certificate unless you are certain that you want to purchase shares of our common stock.

Right To Terminate Offering

        We expressly reserve the right, at our sole discretion, at any time prior to delivery of the shares of our common stock offered by this prospectus, to terminate the offering if the offering is prohibited by law or regulation or our board of directors concludes, in its judgment, that it is not in our best interest, and that of our shareholders, to complete the offering under the circumstances. If the rights offering is terminated, all funds received pursuant to the rights offering or from standby purchasers will be promptly refunded, without interest.

Rights as a Shareholder

        You will not have any rights as a shareholder with respect to shares of common stock you subscribe for until we issue the certificates representing those shares.

Listing

        We intend to apply to have the shares of common stock to be issued on exercise of the subscription rights approved for listing on the NASDAQ SmallCap Market.

        The rights themselves are non-transferable and will not be listed on any national securities exchange or quotation system.

Subscription Agent

        We have appointed Registrar and Transfer Company, as subscription agent. The subscription agent's address for packages sent by mail or overnight delivery is: 10 Commerce Drive, Cranford, New Jersey 07016-3572.

        The subscription agent's telephone number is (800) 368-5948.

        You should deliver your subscription rights certificate, payment for the subscription price and Notice of Guaranteed Delivery (if any) to the subscription agent. Do not deliver them to us.

        We will pay the fees and expenses of the subscription agent and have agreed to indemnify it against any liability that it may incur in connection with the offering, including liabilities under the Securities Act of 1933.

Questions About How to Subscribe

        You should direct any questions concerning the procedure for subscribing to Registrar and Transfer Company, as information agent. The information agent's telephone number is (800) 368-5948. See "—Information Agent."

Procedures for DTC Participants

        It is anticipated that the exercise of the Basic Subscription Right (but not the Oversubscription Privilege) may be effected through the facilities of DTC (rights which the holder exercises through DTC are referred to as "DTC rights"). A holder of DTC rights may exercise the Oversubscription Privilege in respect thereof by properly exercising and delivering to the subscription agent, at or prior to September 9, 2005, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate subscription price for the number of shares for which the Oversubscription Privilege is exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from Registrar and Transfer Company, the information agent and subscription agent.

Determination of Subscription Price

        The subscription price has been determined by us, in consultation with Sandler O'Neill. Among the factors considered by our board of directors in determining the subscription price were:

  •
  The market value of our common stock;

  •
  Our present and projected operating results and our financial condition;

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  The aggregate size of the offering;

  •
  The price at which our board of directors believes investors would pay to purchase all of the available shares of common stock offered;

  •
  The amount the standby purchasers would be willing to commit; and

  •
  Market and other relevant observations.

See "Capitalization" and "Risk Factors—Risks Related to the Offering."

        There can be no assurance, however, that the market price of our common stock will not decline during the subscription period to a level equal to or below the subscription price, or that, following the issuance of the rights and of our common stock upon exercise of the rights or pursuant to the standby purchase agreements, a subscribing rights holder or standby purchaser will be able to sell shares purchased in the offering at a price equal to or greater than the subscription price. An investment in our common stock must be made pursuant to your evaluation of your best interests. Accordingly, neither our board of directors nor Sandler O'Neill make any recommendation to rights holders or others regarding whether they should exercise the rights or purchase our common stock.

Financial Advisor

        We have engaged Sandler O'Neill as our financial advisor in connection with the offering pursuant to an agency agreement between Sandler O'Neill and us. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        In its capacity as financial advisor, Sandler O'Neill provided advice to us regarding the structure of the offering as well as with respect to marketing the shares of our common stock to be issued in the offering. Sandler O'Neill will identify potential standby purchasers and will assist us in negotiating standby purchase agreements with the standby purchasers.

        Sandler O'Neill has not prepared any report or opinion constituting a recommendation or advice to us or our shareholders, nor has Sandler O'Neill prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our current shareholders. Sandler O'Neill expresses no opinion and makes no recommendation to holders of the rights as to the purchase by any person of shares of our common stock. Sandler O'Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time. See "Determination of Subscription Price."

        As compensation for its services, upon completion of the offering, we have agreed to pay Sandler O'Neill a minimum fee of $300,000 consisting of:

  •
  1% of the aggregate purchase price of shares of our common stock sold in the offering pursuant to the exercise of Basic Subscription Rights and Oversubscription Privileges by any of our directors, officers or employees; plus

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  3% of the aggregate purchase price of shares of our common stock sold in the offering pursuant to the exercise of Basic Subscription Rights and Oversubscription Privileges by other shareholders; plus

  •
  4.25% of the aggregate purchase price of shares of common stock committed to be purchased by the standby purchasers.

        We have agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, regardless of whether the rights offering is consummated. We have agreed to indemnify Sandler O'Neill against certain liabilities arising out of its engagement, including certain liabilities arising under the Securities Act of 1933.

        We and each of our directors and executive officers have agreed with Sandler O'Neill that, without the prior written consent of Sandler O'Neill, none of us will, during the period ending 180 days after the closing date of this offering:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

        whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This 180-day period may be extended under certain circumstances if we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 180-day period.

        The restrictions described in the preceding paragraph do not apply to:

  •
  the exercise, including the cashless exercise, of any options outstanding on the date of this prospectus;

  •
  the issuance by us of shares of common stock upon the exercise of any options outstanding on the date of this prospectus;

  •
  the issuance by us of options to purchase shares of common stock pursuant to our existing equity plans;

  •
  the transfer by any individual of shares of common stock or any securities exercisable for common stock to a trust for the benefit of such individual or members of such individual's immediate family, as a bona fide gift or which occurs by operation of law, if each transferee or donee agrees in writing as a condition precedent to such transfer or gift to be bound by the same restrictions; and

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        Sandler O'Neill may in the future provide other investment banking services to us and will receive compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to us and may actively trade our equity or debt securities for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Information Agent

        We have appointed Registrar and Transfer Company as information agent for the offering. Any questions or requests for assistance concerning the method of subscribing for shares of our common stock or for additional copies of this prospectus, the instructions, or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number below:

      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, New Jersey 07016
      Telephone No.: (800) 368-5948
      Fax No.: (908) 497-2318

        We will pay the fees and expenses of the information agent and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering.

Dilution

        Rights holders may experience substantial dilution of their percentage of equity ownership interest and voting power in us if they do not exercise their rights. If we are required to sell additional shares to the standby purchasers in excess of those offered pursuant to the Basic Subscription Rights and Oversubscription Privileges due to minimum guarantees in the standby purchase agreements, subscription rights holders will suffer dilution in their equity ownership interest and voting power whether or not they exercise their Basic Subscription Right.

Purchase Intentions of Directors and Officers

        Our directors and executive officers as a group (13 persons) have indicated their intention to exercise subscription rights to purchase, in the aggregate, approximately $1.68 million of our common stock. These indications of intent are based upon each director's and officer's evaluation of his or her own financial and other circumstances. Upon their acquisition of these shares, the directors and executive officers, as a group, will own beneficially 1,027,391 shares, or a minimum of 32.2% and a maximum of 34.0% of our outstanding common stock after completion of the offering. Included in this amount is the ownership of our Chairman, Angelo De Caro, who will own 740,823 shares, or a minimum of 23.2% and a maximum of 24.5% of our outstanding common stock after completion of the offering, assuming his purchase of $1.0 million of our common stock in the offering. In addition, certain other directors and executive officers have indicated their intention to exercise subscription rights to purchase, in the aggregate, approximately $680,000 of our common stock.

Foreign And Certain Other Shareholders

        Subscription rights certificates will not be mailed to record date holders whose addresses are outside the United States and Canada or who have an APO or FPO address, but will be held by the subscription agent for each record date holders' accounts. To exercise their subscription rights, such persons must notify the subscription agent at or prior to 5:00 p.m., Eastern Time, on September 9, 2005, at which time (if no contrary instructions have been received) the rights represented thereby will expire if not exercised.

Minimum Condition

        The offering is conditioned upon us receiving minimum offering proceeds of $9,000,004. In the event the minimum condition is not achieved, any funds that have been deposited with the subscription agent will be returned, without interest. As a result of the standby purchase agreements (pursuant to which the standby purchasers have agreed to acquire up to 529,412 shares of our common stock), we believe that the minimum condition will be satisfied. Any purchase of shares made by our affiliates, including our directors and executive officers, solely to satisfy the minimum condition will be for investment purposes only and not with a view toward distribution.

Regulatory Limitation

        We will not be required to issue shares of common stock in the offering to any rights holder or standby purchaser who, in our sole judgment and discretion, is required to obtain prior clearance, approval or nondisapproval from any federal or state bank regulatory authority to own or control such shares unless, prior to the expiration time, evidence of such clearance, approval or nondisapproval has been provided to us. If we elect not to issue shares in such case, such shares will become available to satisfy subscriptions pursuant to the Oversubscription Privilege or to standby purchasers as to whom such conditions do not apply.

        The Change in Bank Control Act prohibits a person or group of persons "acting in concert" from acquiring "control" of any insured depository institution, such as our bank, unless the appropriate federal regulatory agency has been given 60 days' prior written notice of such proposed acquisition and within that time period the applicable regulatory authority has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the applicable regulatory authority issues written notice of its intent not to disapprove the action.

        Under applicable regulations, the acquisition of more than 25% of any class of voting stock of a banking institution constitutes the acquisition of control for purposes of the aforementioned notice requirement. Also, under a rebuttable presumption established by federal banking regulators, the acquisition of more than 10% of any class of voting stock of a banking institution combined with the presence of other "control factors" (including if the acquirer would be one of the two largest holders of any class of voting stock of the institution) may, constitute the acquisition of control.

        In addition to the notice requirement under the Change in Bank Control Act, any company that acquires control of a bank or bank holding company may itself become a bank holding company and must register as such within 90 days after acquiring control. A bank holding company is required to file periodic reports with the Federal Reserve. Bank holding companies are also subject to periodic examination and may be subject to, among other things, certain restrictions on their activities.

Federal Income Tax Consequences

General

        We have summarized below United States federal income tax consequences of the offering to the holders of our common stock upon the distribution of the rights and to the holders of the rights upon their exercise.

        This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of the prospectus and all of which are subject to change, possibly on a retroactive basis.

        This summary is limited to those who hold the common stock, and will hold the rights and any shares acquired upon the exercise of rights as "capital assets" within the meaning of Section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to holders in light of their personal circumstances, or to holders who are subject to special rules, such as banks and other financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations and foreign taxpayers. This summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a shareholder.

        We urge shareholders to consult their own tax advisors with respect to the particular U.S. federal income consequences to them of this offering, as well as the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in tax laws.

Distribution of Rights

        Shareholders will not recognize taxable income for federal income tax purposes upon receipt of the rights.

Shareholder Basis of the Rights

        Except as provided in the following sentences, the basis of the rights received by a shareholder as a distribution with respect to such shareholder's common stock will be zero. If the fair market value of the rights on their date of issuance is 15% or more of the fair market value of a shareholder's common stock on the date the rights are received, the shareholder will be required to allocate his or her tax basis in the common stock between the common stock and the rights in proportion to their respective fair market values determined on the date the rights are received. If, however, the fair market value of the rights distributed to a shareholder is less than 15% of the fair market value of the shareholder's common stock on the date the rights are received, the shareholder's tax basis in the rights generally will be zero unless the shareholder properly elects to allocate his or her tax basis between the common stock and the rights in his or her federal income tax return for the taxable year in which the rights are received. Shareholders who intend to purchase shares in the offering and allocate basis between presently owned shares of our common stock and the rights received will have to make their own determination of the value of the rights.

Lapse of the Rights

        Shareholders who allow the rights received by them in this offering to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock they own.

Exercise of the Rights; Basis and Holding Period of the Common Stock

        Shareholders will not recognize any gain or loss upon the exercise of rights. The basis of the shares acquired through exercise of the rights will be equal to the sum of the subscription price and the shareholder's basis in the rights, if any. The holding period for the shares acquired through exercise of the rights will begin on the date they are exercised.

Sale of Shares

        The sale of shares will result in the recognition of gain or loss to the shareholder in an amount equal to the difference between the amount realized and the shareholder's basis in the shares. Gain or loss upon the sale of the shares will be long- term capital gain or loss if the holding period for the shares is more than one year.

Standby Purchase Agreements

        We have entered into standby purchase agreements with certain high net worth individuals. The standby purchasers have severally agreed, subject in each case to a Maximum Standby Purchase Commitment and certain conditions, to acquire from us at the subscription price of $17.00 per share up to 529,412 underlying shares, if any, remaining after the exercise of the rights, including those purchased pursuant to the Oversubscription Privilege. In addition, the standby purchase agreements provide that we must sell the Minimum Standby Purchase Commitment (up to 290,984 shares of our common stock in the aggregate) to the standby purchasers if such amount of underlying shares are not available for sale after the exercise of rights. The obligations of the standby purchasers are not subject to the purchase of any minimum number of shares pursuant to the exercise of the rights by the rights holders, but are subject to certain conditions, including that the offering shall have been conducted substantially in the manner described in this prospectus.

        Each standby purchase agreement provides that it may be terminated by the standby purchaser only upon the occurrence of the following events: (i) the suspension of trading in our common stock, the establishment of limited or minimum prices for our common stock, or a general suspension of trading in or the establishment of limited or minimum prices on the New York Stock Exchange or the NASDAQ market, any banking moratorium, any suspension of payments with respect to banks in the United States, or a declaration of war or national emergency in the United States; (ii) any circumstances that would result in the standby purchaser, individually or otherwise with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to a federal regulatory authority; (iii) prior to the expiration time, if we experience a material adverse change in our financial condition from our financial condition on August 2, 2005, except as specifically disclosed in the prospectus; (iv) if the offering is not completed by November 15, 2005 through no fault of the standby purchaser; or (v) in the event that we are unable to obtain any required federal or state approvals for the offering on conditions reasonably satisfactory to us despite our reasonable efforts to obtain such approvals.

        In the event that the number of underlying shares remaining after the exercise of the rights is less than the standby purchasers' aggregate Maximum Standby Purchase Commitment, such underlying shares will first be allocated among the standby purchasers in satisfaction of the Minimum Standby

Purchase Commitments and any remaining underlying shares will be allocated pro rata among the standby purchases according to their respective Maximum Standby Purchase Commitments. In the event that such number of underlying shares is less than our aggregate Minimum Standby Purchase Commitment, we will issue and sell, at the subscription price, to the relevant standby purchasers sufficient additional shares of our common stock to satisfy the aggregate Minimum Standby Purchase Commitment, but in no event will this result in shares being issued in excess of the maximum shares offered hereby.

        The following table sets forth certain information relating to the standby purchasers:

Standby Purchasers	Minimum Standby Purchase Commitment	Maximum Standby Purchase Commitment
	(shares)
Robert K. Steel	161,658	294,118
Donald C. Opatrny	129,326	235,294

Use of Proceeds

        The net proceeds of the offering, after deducting expenses payable by us in connection with the offering, are estimated to be $7,947,021.21 if the minimum number of shares are sold and $10,866,725.73 if the maximum number of shares are sold.

        We intend to contribute all of the net proceeds of this offering to the Bank. The Bank intends to use a portion of the net proceeds to continue its branch expansion program. Historically, the Bank's non-recurring capital costs to open a new branch have ranged between $315,000 and $450,000. However, total branch operating costs also include a variety of variable costs, including the prevailing rental rates in the branch office local area, the size of the branch, the availability of "turn-key" facilities, and the number of employees. We are unable to estimate accurately these variable costs. We currently intend to use at least 65% of the net proceeds to satisfy regulatory capital requirements of the Bank, which we expect will increase in connection with business growth generated by new and existing branches, and for general corporate purposes. We believe that by continuing to grow the Bank, we will be able to create long-term value to our shareholders. The net proceeds will be invested initially in primarily short-term investments.

Capitalization

        The following table shows our capitalization as of March 31, 2005. It shows our capitalization on three bases: actual and as adjusted to give effect to the receipt of the net proceeds from the offering, assuming in the alternative that minimum and maximum of the offered shares are sold. The as adjusted capitalization assumes that we sell the indicated number of shares of common stock at $17.00 per share and that the net proceeds from the offering, after deducting in each case $725,000 of estimated offering expenses payable by us, are: (1) $7,947,021.21 if the minimum amount of the shares are sold; and $10,866,725.73 if the maximum amount of the shares are sold.

	March 31, 2005
	Actual	As Adjusted
		Minimum Sold	Maximum Sold
	(in thousands, except per share and share data)
Long-term borrowings:
FHLB advances	$18,000	$18,000	$18,000
Junior subordinated debentures	8,248	8,248	8,248

Total borrowings(1)	$26,248	$26,248	$26,248

Shareholders' Equity:
Preferred Stock, no par value per share; 1,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock; par value $2.00 per share; 30,000,000 shares authorized; 2,489,391 shares issued and outstanding; 3,018,803 shares issued and outstanding as adjusted assuming the minimum amount of the shares are sold; and 3,195,274 shares issued and outstanding as adjusted assuming the maximum amount of the shares are sold(2)	$4,979	$6,038	$6,391
Additional paid-in capital	11,855	18,743	21,329
Retained earnings	3,547	3,547	3,547
Accumulated other comprehensive loss	(930)	(930)	(930)

Total Shareholders' Equity	$19,450	$27,398	$30,337

Regulatory capital ratios(3)
Tier 1 capital (to average assets)	6.45%	8.53%	9.18%
Tier 1 capital (to risk weighted assets)	8.87%	11.90%	12.86%
Total capital (to risk weighted assets)	10.53%	13.15%	14.11%

(1)
In addition to the indebtedness reflected above, we had total deposits of $366.2 million at March 31, 2005.

(2)
The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of July 31, 2005 and excludes 107,000 shares of our common stock issuable upon the exercise of outstanding options on such date, at a weighted average exercise price of $10.13. As of July 31, 2005, we did not have any shares available for future grant under our stock option plan.

(3)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Capital" and "Supervision and Regulation." The as-adjusted ratios assume the contribution of $7,947,021.21 of the net proceeds of this offering, if the minimum number of shares are sold, and $10,866,725.73 of net proceeds of this offering, if the maximum number of shares are sold, to the Bank and the initial deployment of such proceeds in short-term assets with a 20% risk-weighting under applicable regulations.

Selected Consolidated Financial and Other Data

        We have derived the selected consolidated financial and other data for the years ended December 31, 2004 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial and other data for the years ended December 31, 2002, 2001 and 2000 from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as set forth below as of March 31, 2005 and 2004, and for the three months ended March 31, 2004 and March 31, 2005 have been derived from our unaudited financial statements which are included elsewhere in this prospectus. We have prepared the unaudited financial statements on a basis consistent with our audited annual financial statements. In our opinion, the unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of our results of operations and financial condition for such periods. Our operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. You should read the selected consolidated financial information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes related to those financial statements included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)
Operating Data:
Interest and dividend income	$5,594	$4,308	$18,678	$15,215	$12,605	$13,723	$14,694
Interest expense	2,180	1,640	7,009	5,588	4,765	6,867	8,018

Net interest income	3,415	2,668	11,670	9,626	7,840	6,856	6,677
Provision for loan losses	260	160	556	563	468	250	326
Noninterest income:
Mortgage-related fees(1)	586	591	2,020	3,963	3,618	3,320	2,538
Securities gains and losses	—	—	—	308	(26)	—	—
Other non-interest income(2)	125	161	682	543	522	190	147

Total noninterest income	711	752	2,702	4,814	4,114	3,510	2,685
Noninterest expense	3,383	2,924	12,257	11,659	9,813	8,676	7,693
Net income	287	196	926	1,341	1,052	876	767
Per Share Data:
Basic income per share	$0.12	$0.08	$0.38	$0.56	$0.44	$0.37	$0.34
Diluted income per share	0.11	0.08	0.37	0.55	0.43	0.36	0.33
Dividends per share	0.035	0.030	0.135	0.115	0.095	0.060	—
Weighted average shares outstanding — Basic	2,487,091	2,411,743	2,449,679	2,400,879	2,400,525	2,400,488	2,281,993
Weighted average shares outstanding — Diluted	2,535,832	2,489,871	2,502,691	2,443,236	2,427,314	2,426,501	2,317,078
Common shares outstanding at end of period	2,489,391	2,420,274	2,486,391	2,408,607	2,400,525	2,400,525	2,400,375
Book value per share	7.81	7.98	7.95	7.80	7.73	7.25	6.84
Tangible book value per share	7.44	7.59	7.57	7.41	7.34	6.86	6.40

		As of December 31,
	March 31, 2005
		2004	2003	2002	2001	2000
Balance Sheet Data:
Cash and due from banks	$6,193	$6,670	$4,024	$5,386	$7,544	$3,656
Federal funds sold	13,000	37,500	15,000	3,000	12,700	29,500
Short term investments	67	11,460	10,431	3,349	6,789	—
Investment securities	92,902	78,259	92,331	61,721	35,817	34,074
Loans, net	293,528	263,875	214,421	170,795	135,680	126,411
Total assets	413,665	405,047	342,469	248,497	202,569	197,628
Total deposits	366,186	367,005	289,992	217,911	183,264	179,666
Total borrowings	26,248	16,248	31,301	10,293	839	945
Total shareholders' equity	19,450	19,756	18,780	18,545	17,406	16,427
	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except share and per share data)
Selected Financial Ratios and Other Data:(3)
Return on average assets	0.28%	0.23%	0.26%	0.46%	0.47%	0.46%	0.42%
Return on average equity	5.73	4.08	4.74	7.09	5.82	5.10	5.20
Average equity to average assets	4.92	5.63	5.48	6.50	8.13	9.05	8.12
Interest rate spread(4)	3.06	2.89	3.02	3.10	3.31	3.11	3.08
Net interest margin(5)	3.43	3.19	3.35	3.41	3.67	3.75	3.80
Average interest-earning assets to average interest-bearing liabilities	116.43	115.47	116.54	115.88	116.22	117.16	115.68
Non-interest expense to average assets	3.32	3.42	3.52	4.13	4.59	4.75	4.37
Efficiency ratio(6)	82.01	85.52	85.28	80.74	82.09	83.69	82.18
Number of full-service customer facilities	9	7	9	7	4	4	3
Regulatory Capital Ratios(7):
Tier I capital to adjusted total assets	6.45%	7.27%	6.79%	7.51%	6.99%	8.15%	7.86%
Tier I capital to total risk-weighted assets	8.87	9.85	9.04	10.00	9.13	9.61	9.97
Total capital to total risk-weighted assets	10.53	11.70	10.70	11.87	10.39	10.74	11.04
Asset Quality Ratios:
Nonperforming loans(8) as a percent of gross loans	1.75%	1.43%	1.51%	0.14%	0.79	2.14	1.77
Nonperforming assets as a percent of total assets	1.26	0.92	1.00	0.09	0.56	1.46	1.15
Allowance for loan losses as a percent of gross loans	1.26	1.38	1.31	1.35	1.37	1.38	1.28
Allowance for loan losses as a percent of total nonperforming loans	71.93	96.84	86.12	931.43	172.76	64.12	72.59

(1)
Represents the revenue generated by our mortgage broker segment. See note 18 to our audited consolidated financial statements and note 8 to our unaudited consolidated financial statements.

(2)
Reflects fees and service charges on deposit accounts, loan fee income and other miscellaneous income generated by our commercial banking segment.

(3)
All ratios are annualized where appropriate.

(4)
Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5)
Represents net interest income as a percent of average interest-earning assets.

(6)
Represents non-interest expense divided by the sum of net interest income and noninterest income.

(7)
See note 14 to our audited consolidated financial statements for additional information about our regulatory capital positions and requirements and the regulatory capital positions and requirements of the Bank.

(8)
Consists of loans past due 90 days or more and still accruing, and loans placed on non-accrual status.

Market Price of Common Stock and Dividend Policy

        Our policy has been to pay dividends out of funds in excess of the needs of the business. We declared cash dividends to our shareholders on a quarterly basis at a rate of $0.02 per share from the second quarter of 2001 through the first quarter of 2002, at a rate of $0.025 through the first quarter of 2003, at a rate of $0.03 through the first quarter of 2004 and at a rate of $0.035 through the first quarter of 2005. In the second quarter of 2005, our board of directors increased the quarterly dividend to $0.04 per share.

        Our ability to pay future dividends on our common stock depends on the Bank's ability to pay dividends to us. In accordance with OCC rules and regulations, the Bank may continue to pay dividends only if the total amount of all dividends that will be paid, including the proposed dividend, by the Bank in any calendar year does not exceed the total of the Bank's retained net income of that year to date, combined with the retained net income of the preceding two years, unless the proposed dividend is approved by the OCC. In addition, the OCC and/or the FDIC may impose further restrictions on dividends. We currently intend to continue to pay cash dividends, subject to compliance with Federal Reserve Board policy, OCC rules and regulations, state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors.

        The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of our common stock, as reported on the Nasdaq SmallCap Market, and the cash dividends declared.

	High and Low Sales Prices Common Stock
			Cash Dividends Declared
	High	Low
Fiscal Year 2003
First Quarter	$10.56	$9.50	$0.025
Second Quarter	10.80	9.10	0.030
Third Quarter	11.45	9.65	0.030
Fourth Quarter	12.50	10.76	0.030
Fiscal Year 2004
First Quarter	$16.25	$12.49	$0.030
Second Quarter	15.25	14.03	0.035
Third Quarter	14.99	13.51	0.035
Fourth Quarter	18.60	14.01	0.035
Fiscal Year 2005
First Quarter	$18.40	$17.00	$0.035
Second Quarter	19.96	18.05	$0.040
Third Quarter (Through July 29, 2005)	19.447	18.83	—

        On July 29, 2005, there were approximately 730 holders of record of our common stock. On August 1, 2005, the most recent practicable date before the date of this prospectus, the high and low sales prices per share of our common stock on the NASDAQ SmallCap Market were $19.25 and $19.05, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

        We are the bank holding company for the Bank, the largest publicly-held commercial bank headquartered in Fairfield County, Connecticut. Both Bancorp and the Bank are headquartered in Stamford, Connecticut, approximately 40 miles east of New York City. The Bank has nine branch office locations serving customers located in the Fairfield County communities of Stamford, Greenwich, Old Greenwich, Norwalk, Wilton and Darien. In addition, our Residential Lending Group has mortgage origination offices in Stamford and Melville (Long Island), New York.

        The Bank has two reportable segments, the commercial bank and the mortgage broker or Residential Lending Group. The commercial bank offers a broad range of commercial and consumer banking services with an emphasis on serving the needs of small and medium-sized businesses, commercial real estate investors and builders, professionals such as accountants and attorneys, as well as individuals. The commercial bank offers consumer and commercial deposit accounts such as checking accounts, insured money market accounts, time certificates of deposit, and savings accounts and also offers commercial real estate and construction loans to area businesses and developers, commercial loans to area businesses, as well as home mortgages, home improvement loans and home equity lines of credit to individuals. The Residential Lending Group solicits and processes conventional mortgage applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan brokerage and application processing fees received from permanent investors and gains and origination fees from loans sold.

        The Bank established two new branch banking offices during 2004; the first, located in Darien, Connecticut, opened in July 2004, and the second, located in Wilton, Connecticut, opened in November 2004. The Bank has received regulatory approval to open an additional branch office in Southport, Connecticut, which is expected to open in the second quarter of 2005. The Bank plans to continue to open additional branches in Fairfield County in the future.

March 31, 2005 compared to December 31, 2004

        Our total assets increased $8.6 million, or 2.1%, to $413.6 million at March 31, 2005 from $405.0 million at December 31, 2004. The increase in the total assets was primarily attributable to an increase of $29.6 million in net loans, or 11.2%, to $293.5 million at March 31, 2005 from $263.9 million at December 31, 2004. The available for sale securities portfolio increased $14.6 million, or 19.1%, to $90.9 million at March 31, 2005 from $76.3 million at December 31, 2004. Loan and securities growth was funded primarily through a reduction in federal funds sold and short-term investments. Deposits decreased $819,000 to $366.2 million at March 31, 2005 from $367.0 million at December 31, 2004; interest-bearing deposits increased $2.4 million, or 0.7%, and non-interest bearing deposits decreased $3.2 million, or 7.5%. Borrowings increased $10.0 million to $26.2 million at March 31, 2005 from $16.2 million at December 31, 2004. Total shareholders' equity decreased $306,000 to $19.5 million at March 31, 2005 from $19.8 million at December 31, 2004.

        Our earnings were $287,000 ($0.12 basic income per share and $0.11 diluted income per share) for the quarter ended March 31, 2005, an increase of 46.4% as compared to earnings of $196,000 ($0.08 basic income per share and $0.08 diluted income per share) for the quarter ended March 31, 2004.

Critical Accounting Policies

        In the ordinary course of business, we have made a number of estimates and assumptions relating to reporting results of operations and financial condition in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our only critical accounting policy, which is the policy that is most important to the presentation of our financial results. This policy requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed this critical accounting policy and estimates with our audit committee.

        We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion below under the caption "Allowance for Loan Losses" on pages 41 and 52 and note 1 to the audited consolidated financial statements on page F-9 for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Financial Condition

        Our total assets increased $8.6 million, or 2.1%, to $413.6 million at March 31, 2005 from $405.0 million at December 31, 2004. Cash and cash equivalents decreased $36.3 million, or 65.4%, to $19.3 million at March 31, 2005 as compared to $55.6 million at December 31, 2004. Cash and due from banks decreased $477,000; federal funds sold and short term investments decreased $24.5 million and $11.4 million, respectively. The decrease in cash and cash equivalents funded loan growth and purchases of mortgage-backed securities.

Investments

        The following table is a summary of the investment portfolio valued at fair value as of the dates indicated:

	March 31, 2005	December 31, 2004
	(dollars in thousands)
U.S. Government agency and sponsored agency obligations	$14,566	$14,823
Mortgage-backed securities	67,345	52,446
Money market preferred equity securities	9,000	9,000
Federal Reserve Bank stock	693	693
Federal Home Loan Bank stock	1,297	1,297

Total investments	$92,901	$78,259

        Investment securities increased $14.6 million, or 18.7%, to $92.9 million at March 31, 2005 from $78.3 million at December 31, 2004. During the month of January, 2005, $19.2 million in excess liquidity was redeployed from federal funds sold and short term investments into the purchase of mortgage-backed securities. This $14.6 million increase represents the excess of security purchases over mortgage-backed security principal repayments and the increase in the unrealized losses in the investment portfolio.

        The following table presents the maturity distribution of available for sale investment securities at March 31, 2005 and the weighted average yield of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.

	One year or less	Over one through five years	Over five through ten years	Over ten years	No maturity	Total(1)	Weighted Average Yield
	(dollars in thousands)
U. S. Government agency and sponsored agency obligations	$—	$14,000	$1,000	$—	$—	$15,000	3.47%
Mortgage-backed securities	—	—	—	—	68,411	68,411	4.07%
Money market preferred equity securities	—	—	—	—	9,000	9,000	2.70%

Total	$—	$14,000	$1,000	$—	$77,411	$92,411	3.84%

Weighted average yield	—%	3.40%	4.38%	—%	3.91%	3.84%

(1)
Reflects amortized cost as opposed to fair value. See note 3 to our audited consolidated financial statements and note 2 to our unaudited consolidated financial statements.

(2)
Our mortgage-backed securities generally have original terms to maturity of 10 or more years. However, original terms to maturity do not reflect the expected average lives of the mortgage-backed securities. We expect the average lives of our mortgage-backed securities to be substantially less than their contractual terms because of, among other things, amortization and prepayments.

        The following table presents a summary of investments for any issuer that exceeds 10% of shareholders' equity at March 31, 2005.

	Amortized Cost	Fair Value
	(dollars in thousands)
Available for sale securities:
U.S. Government agency and sponsored agency obligations	$15,000	$14,566
U.S. Government agency and sponsored agency mortgage backed securities	68,411	67,345

Loans

        The following table is a summary of the Bank's loan portfolio at the dates shown:

	At
	March 31, 2005		December 31, 2004
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(dollars in thousands)
Real Estate
Commercial	$114,423	38.4%	$106,771	39.9%
Residential	47,990	16.1%	36,966	13.8%
Construction	84,935	28.5%	74,599	27.8%
Commercial	18,691	6.3%	17,562	6.5%
Consumer installment	1,479	0.5%	1,387	0.5%
Consumer home equity	30,402	10.2%	30,875	11.5%

Total loans	297,920	100.0%	268,160	100.0%
Premiums on purchased loans	462		314
Net deferred fees	(1,112)		(1,117)
Allowance for loan losses	(3,742)		(3,482)

Loans, net	$293,528		$263,875

        Our net loan portfolio increased $29.6 million, or 11.2%, to $293.5 million at March 31, 2005 from $263.9 million at December 31, 2004. The increases include construction loans of $10.3 million, commercial real estate loans of $7.7 million and residential real estate loans of $11.0 million, of which $7.0 million represent purchases of adjustable rate residential mortgages. The growth in loans originated by the Bank reflects the continued strong real estate market in the Fairfield County, Connecticut and Westchester County, New York areas in which the Bank primarily conducts business and which continues to contribute to the overall growth in the loan portfolio. Although short term interest rates have increased, the interest rate environment for borrowers remained favorable in the first quarter of 2005.

        At March 31, 2005, the net loan to deposit ratio was 80.2% and the net loan to total assets ratio was 70.9%. At December 31, 2004, the net loan to deposit ratio was 71.9% and the net loan to total assets ratio was 65.2%. Based on loan applications in process and the planned hiring of additional loan officers, management anticipates continued loan growth during the remainder of 2005.

        During an historic environment of lower interest rates, loan activity continued to remain strong and the volume of new loans far exceeded principal reductions and payoffs.

        The Bank employs a diversified credit administration process. All loans are underwritten by a credit analyst who is not the loan originator. Each loan requires at least three signatures. All loans are monitored on an on-going basis using a nine point risk rating system. The Bank engages an outside loan review company to perform annual loan reviews, with a target of reviewing loans totaling 75% of the loan portfolio. The review includes all new loans made during the year in excess of $250,000.

        Commercial Real Estate Loans.    We offer fixed-rate and adjustable-rate mortgage loans secured by commercial real estate. Our commercial real estate loans are generally secured by office or retail buildings, as well as owner-occupied properties and investment one- to four-family residential properties located in our market area and used for business or residential rentals. We intend to continue to grow this segment of our loan portfolio. At March 31, 2005, we had an aggregate of $114.4 million of commercial real estate loans outstanding, which constituted 38.4% of our total loan portfolio at that date.

        On a very selective basis, we also originate fixed-rate commercial real estate loans. The amount of fixed-rate commercial real estate loans in our portfolio at March 31, 2005 was $2.3 million, or 2.0% of total commercial real estate loans. The longest term of any fixed-rate commercial real estate loan in the portfolio was 15 years.

        We originate adjustable-rate commercial real estate loans for terms up to 25 years. Interest rates and payments on these loans typically adjust every five years after a five year initial fixed period. Interest rates and payments on our adjustable rate loans generally are fixed at rates over The Federal Home Loan Bank of Boston amortizing advance rate. There are no adjustment period or lifetime interest rate caps. Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. At March 31, 2005, the largest outstanding commercial real estate loan was $5.6 million of which $2.0 million was participated to another bank. This loan is secured by first mortgages on two residential properties in Greenwich, Connecticut and was performing according to its terms as of such date.

        Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. As of March 31, 2005, two loans totaling $3.5 million, or 3.1% of our commercial real estate loans, were non-accrual loans.

        To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements. We generally require a minimum debt service coverage ratio of 1.25. In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, we will consider the term of the leases and the quality of the tenants. Loan size for a borrower is limited to 85% of our legal lending limit. We require title insurance on all commercial real estate loans. An environmental survey or environmental insurance is generally required for commercial real estate loans secured by office buildings, shopping centers, or industrial properties or properties that had previous industrial uses.

        One- to Four-Family Residential Loans.    We originate residential mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new residential dwellings in our market area. We include in our portfolio adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative amount of adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. At March 31, 2005, we had an aggregate of $48.0 million, or 16.1% of total loans, invested in residential real estate loans.

        Our adjustable-rate mortgage loans are generally based on a 30-year amortization schedule. Interest rates and payments on our adjustable-rate mortgage loans adjust annually after either of a three- or five-year initial fixed period. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

        While one- to four-family residential real estate loans are normally originated with up to 30-year terms; such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

        We generally make adjustable rate mortgage loans with a loan-to-value ratio of up to 80% only when secured by first liens on owner-occupied one- to four-family residences with a maximum debt ratio of 38%. We require all properties securing mortgage loans in excess of $250,000 to be appraised by an independent appraiser. We require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, or flood insurance for loans on property located in a flood zone, before closing the loan.

        Construction Loans.    We originate loans to individuals and builders to finance the construction of residential dwellings. To a significantly lesser extent, we also make construction loans for commercial development projects, including condominiums, apartment buildings, and owner-occupied properties used for businesses. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 18 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan if owner-occupied, or repaid upon sale if to a builder. We limit the amount of a construction loan to 80% of our legal lending limit. Loans generally can be made with a maximum loan to value ratio of 65% of the "as completed" appraised value or 75% of the cost of the project, whichever is less. At March 31, 2005, we had an aggregate of $84.9 million, or 28.5% of total loans, invested in construction loans. At March 31, 2005, the largest outstanding residential construction loan commitment was for $5.0 million, of which $2.0 million was participated to another bank. The total outstanding balance on the loan was $4.5 million at March 31, 2005. At March 31, 2005, there were no outstanding commercial construction loans. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

        Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development, although we generally require that an interest reserve be established at closing. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. We generally limit speculative construction loans (loans for which there is not a contract for sale at the time of construction financing) to two for any one borrower at any one time. We also have internal guidelines which limit speculative construction loans to not more than 25% of the total loan portfolio. We may exceed the guidelines from time to time due to the uncertainty of forecasting cash flows on specific loan projects. At March 31, 2005, speculative construction loans constituted 26.3% of the total loan portfolio.

        Commercial Loans.    We make commercial business loans to a variety of small businesses primarily in our market area. We offer a variety of commercial lending products, the maximum amount of which is limited by our in-house loans-to-one-borrower limit of 85% of our legal lending limit. At March 31, 2005, we had an aggregate of $18.7 million, or 6.3% of total loans, invested in commercial loans. Our largest commercial loan relationship was a $1.5 million line of credit secured by all business assets, including accounts receivable and inventory, of which $425,000 was outstanding. This loan was performing according to its original terms at March 31, 2005.

        Commercial loans are secured by business assets other than real estate, such as accounts receivable, business equipment and inventory. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. These lines of credit generally have a one-year term. We also offer time notes, stand-by letters of credit and Small Business Administration guaranteed loans. Time notes are short-term loans and will only be granted on the basis of a defined source of repayment of principal and interest from a specific foreseeable event.

        When making commercial loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the borrower operates and the value of the collateral.

        Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

        Home Equity and Consumer Loans.    We offer home equity loans and lines of credit as well as consumer loans. At March 31, 2005, we had an aggregate of $31.9 million, or 10.7% of total loans, invested in home equity and consumer loans.

        Home equity loans and lines of credit have adjustable rates of interest that are indexed to the Wall Street Journal prime rate. We offer home equity loans with maximum combined loan-to-value ratios of 75%. A home equity line of credit may be drawn down by the borrower for an initial period of ten years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. If not renewed, the borrower has to pay back the amount outstanding under the line of credit over a term not to exceed 15 years, beginning at the end of the ten year period.

        We also offer consumer loans, primarily as an accommodation to existing customers. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

        Home equity loans and lines of credit, and consumer loans may entail greater risk than do other loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

        Loan Approval Procedures and Authority.    Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Every loan is underwritten by a credit analyst other than the loan origination officer and at least three signatures are required for every loan. The Bank's credit committee has the authority to approve loan amounts up to $500,000. Loan amounts up to $2.0 million must be approved by the management loan committee. Loan amounts over $2.0 million must be approved by the loan committee of the board of directors.

        Loans to One Borrower.    The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, generally to 15% of our stated capital and reserves. At March 31, 2005, our regulatory limit on loans to one borrower was $4.5 million. At that date, our largest lending relationship to one borrower was $11.2 million, consisting of the Bank's portion of two loans in the aggregate amount of $3.7 million, each of which is secured by a first mortgage on residential properties in Greenwich. The remaining $7.5 million of the loans was participated to another bank. The loans were performing according to the original repayment terms at March 31, 2005. On April 22, 2005, the borrower repaid a total of approximately $4.2 million of principal outstanding under the loans, of which $1.4 million was paid to us, resulting in an outstanding balance payable to us of approximately $2.3 million.

        Maturities and Sensitivities of Loans to Changes in Interest Rates.    The following table presents the maturities of loans in the Bank's portfolio at March 31, 2005, by type of loan. The amounts are shown based on contractual terms to maturity or scheduled amortization excluding potential repayments. Loans with no stated schedule of repayment and no stated maturity are reported as due in one year or less.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	(dollars in thousands)
Commercial real estate	$15,190	$39,027	$60,206	$114,423
Residential real estate	4,593	3,791	39,606	47,990
Construction loans	59,335	24,420	1,180	84,935
Commercial loans	8,613	9,543	535	18,691
Consumer installment	1,359	120	—	1,479
Consumer home equity	89	6,362	23,951	30,402

Total	$89,179	$83,263	$125,478	$297,920

Fixed rate loans	$4,101	$21,987	$12,008	$38,096
Variable rate loans	85,078	61,276	113,470	259,824

Total	$89,179	$83,263	$125,478	$297,920

  Allowance for Loan Losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A substantial portion of our loans are unseasoned and lack an established record of performance due to product mix and the growth of the portfolio. Our construction loans, which generally are underwritten with maturities of 18 months, represent 27.8% of gross loans at December 31, 2004 and 28.5% as of March 31, 2005. In addition, approximately 65% of the growth in the overall loan portfolio during 2004 and the first quarter of 2005 came from products other than construction loans with 2004 showing an increase of $32.4 million in non-construction loans and the first quarter of 2005 increasing by $19.4 million. To date, we have experienced negligible losses. We take into account the lack of seasoning in the portfolio by utilizing historical industry loss data in addition to management's assessment of current trends, economic conditions and portfolio behavioral characteristics when assigning loan loss factors in our risk rating system.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are considered impaired. A risk rating system is utilized to measure the adequacy of the general component of the allowance for loan losses. Under this system, each loan is assigned a risk rating between one and nine, which has a corresponding loan loss factor assigned, with a rating of "one" being the least risk and a rating of "nine" reflecting the most risk or a complete loss. Risk ratings are assigned by the originating loan officer or loan committee at the initiation of the transactions and are reviewed and changed, when necessary during the life of the loan. Loan loss reserve factors are multiplied against the balances in each risk rating category to arrive at the appropriate level for the allowance for loan losses. Loans assigned a risk rating of "six" or above are monitored more closely by the credit administration officers. The unallocated portion of the allowance reflects our estimate of probable but undetected losses inherent in the portfolio; such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Loan quality control is continually monitored by management subject to oversight by the board of directors through its members who serve on the loan committee and is also reviewed by the full board of directors on a monthly basis. The methodology for determining the adequacy of the allowance for loan losses is consistently applied; however, revisions may be made to the methodology and assumptions based on historical information related to charge-off and recovery experience and our evaluation of the current loan portfolio.

        Based upon this evaluation, management believes the allowance for loan losses of $3.7 million at March 31, 2005, which represents 1.26% of gross loans outstanding, is adequate, under prevailing economic conditions, to absorb losses on existing loans. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods. At December 31, 2004, the allowance for loan losses was $3.5 million or 1.31% of gross loans outstanding.

        The accrual of interest income on loans is discontinued whenever reasonable doubt exists as to its collectibility and generally is discontinued when loans are past due 90 days, based on contractual terms, as to either principal or interest. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reversed against interest income. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued if the loan is well secured, and it is believed all principal and accrued interest income due on the loan will be realized, and the loan is in the process of collection. A non-accrual loan is restored to an accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt.

        We consider all non-accrual loans and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days, based on contractual terms, are considered minor collection delays and the related loans are not considered to be impaired. We consider consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

Analysis of Allowance for Loan Losses

March 31, 2005
(dollars in thousands)
Balance at beginning of period	$3,482

Charge-offs	—
Recoveries	—

Net (charge-offs) recoveries	—

Additions charged to operations	260

Balance at end of period	$3,742

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	—%

Allocation of the Allowance for Loan Losses

        The following table sets forth the allocation of the allowance for loan losses by category at March 31, 2005:

	Amount	Percent of loans in each category to total loans
Balance at end of each period applicable to:
Real Estate:
Commercial	$1,387	38.41%
Residential	373	16.11
Construction	1,521	28.51
Commercial	199	6.27
Consumer installment	11	0.50
Consumer home equity	216	10.20
Unallocated	35	N/A

Total	$3,742	100.00%

Non-Accrual, Past Due and Restructured Loans

        The following table presents non-accruing loans and past due loans at the dates indicated:

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Loans delinquent over 90 days but still accruing interest	$1,558	$373
Non-accruing loans	3,644	3,669

Total non-performing loans	$5,202	$4,042

Percentage of total loans	1.75%	1.51%
Percentage of total assets	1.26%	1.00%
Additional income on non-accrual loans if recognized on an accrual basis	$6	$18

        There were no loans at March 31, 2005 that were considered as "troubled debt restructurings," nor did we have any other real estate owned as of such date.

Potential Problem Loans

        The $3.6 million and $3.7 million in non-accruing loans at March 31, 2005 and December 31, 2004, respectively, was comprised of the same three loans, with principal amortization causing the reduction in amount from period end to period end. Two of these loans were commercial real estate, and the third was a commercial loan secured by an owner-occupied residence. All of these loans, at both dates, were well-collateralized and in the process of collection.

        At March 31, 2005, we had no loans, other than those disclosed in the table above, for which management has significant doubts as to the ability of the borrower to comply with the present repayment terms.

Deposits

        The following table is a summary of the Bank's deposits at the dates shown:

	March 31, 2005	December 31, 2004
	(dollars in thousands)
Non-interest bearing:	$39,391	$42,584

Interest-bearing:
NOW	25,799	26,814
Savings	22,517	22,104
Money market	75,193	72,451
Time certificates, less than $100,000	131,104	131,765
Time certificates, $100,000 or more	72,182	71,287

Total interest-bearing	326,795	324,421

Total deposits	$366,186	$367,005

        Total deposits decreased $819,000 to $366.2 million at March 31, 2005 from $367.0 million at December 31, 2004. Non-interest bearing deposits decreased $3.2 million due primarily to fluctuations in personal and commercial checking accounts which decreased $842,000 and $3.6 million, respectively. These decreases were partially offset by an increase of $1.3 million in cashiers' checks. Interest-bearing deposits increased $2.4 million to $326.8 million at March 31, 2005 from $324.4 million at December 31, 2004. Money market deposit accounts increased $2.7 million primarily due to the rising rate environment which has influenced customers to keep their funds liquid instead of committing to longer term certificates of deposit. Savings accounts and certificates of deposit increased $413,000 and $234,000, respectively. Certificates of deposit remained relatively flat due primarily to the premium rates offered through the aggressive marketing campaigns of some of our local competitors as well as the desire of customers to remain liquid as previously mentioned.

        As of March 31, 2005, the Bank's maturities of time deposits were as follows:

	$100,000 or greater	Less than $100,000	Totals
	(in thousands)
Three months or less	$14,887	$25,589	$40,476
Three to six months	14,226	24,641	38,867
Six months to one year	8,642	22,552	31,194
Over one year	34,427	58,322	92,749

Total	$72,182	$131,104	$203,286

Borrowings

        At March 31, 2005, total borrowings were $26.2 million; this represents an increase of $10.0 million when compared to total borrowings of $16.2 million at December 31, 2004. Instead of pursuing high priced certificates of deposit in this very competitive market, the Bank chose to take down $10 million of short term borrowings from the Federal Home Loan Bank in anticipation of a promotional rate deposit campaign that will be offered in conjunction with the near term opening of the Southport Office which is expected to generate an increase in deposits.

        The following table sets forth short term borrowing amounts along with the respective interest rates and maturities at March 31, 2005:

        Federal Home Loan Bank advances:

		Average
Amount	Maturity	Rate	Amount Outstanding
$2,000,000	04/29/2005	1.930%	$2,000,000
2,000,000	05/13/2005	4.480%	2,000,000
5,000,000	5/2/2005	2.870%	55,556
5,000,000	5/31/2005	3.020%	55,556

$14,000,000		3.019%	$4,111,112

        The maximum amount of short-term borrowings outstanding under Federal Home Loan Bank advances during the first quarter of 2005 was $14.0 million.

Off-Balance Sheet Arrangements

        There have been no significant changes in our off-balance sheet arrangements which primarily consist of commitments to lend, during the quarter ended March 31, 2005.

Average Balance Sheet and Rate/Volume Analysis

        The following table presents average balance sheets (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	March 31,
	2005			2004			Fluctuations in Interest Income/Expense(1) Due to change in:
	Average Balance	Interest Income/ Expense	Average Rate(2)	Average Balance	Interest Income/ Expense	Average Rate(2)
							Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans(3)	$287,465	$4,670	6.48%	$225,006	$3,527	6.28%	$1,025	$118	$1,143
Short-term investments	8,750	49	2.24%	10,760	27	1.00%	(8)	30	22
Investments(4)	89,838	808	3.59%	91,403	738	3.23%	(23)	92	69
Federal funds sold	12,574	67	2.16%	6,981	16	0.92%	19	33	52

Total interest-earning assets	398,627	5,594	5.61%	334,150	4,308	5.16%	1,013	273	1,286

Cash and due from banks	4,532			3,311
Premises and equipment, net	2,001			1,412
Allowance for loan losses	(3,582)			(2,992)
Other	5,894			5,948

Total assets	$407,472			$341,829

Interest-bearing liabilities:
NOW accounts	$25,316	$44	0.70%	$21,118	$33	0.63%	7	4	11
Savings accounts	22,329	71	1.27%	23,863	72	1.21%	(18)	17	(1)
Money market accounts	73,528	229	1.25%	70,251	216	1.23%	10	3	13
Time certificates	204,845	1,648	3.22%	142,881	1,105	3.09%	497	46	543
Repurchase agreements	—	—	0.00%	5,700	18	1.26%	(18)	—	(18)
FHLB advances	8,111	72	3.55%	17,000	102	2.40%	(206)	176	(30)
Subordinated debt	8,248	116	5.63%	8,248	88	4.27%	—	28	28
Other borrowings	—	—	0.00%	321	6	7.48%	(6)	—	(6)

Total interest bearing liabilities	342,377	2,180	2.55%	289,382	1,640	2.27%	266	274	540

Demand deposits	42,026			30,689
Accrued expenses and other liabilities	3,032			2,514
Shareholders' equity	20,037			19,244

Total liabilities and equity	$407,472			$341,829

Net interest income		$3,414			$2,668		$747	(1)	746

Interest margin			3.43%			3.19%

Interest spread			3.06%			2.89%

(1)
The rate volume analysis reflects the changes in net interest income arising from changes in interest rates and from asset and liability volume, including changes attributable to both changes in rates and volume. The change in interest attributable to volume includes changes in interest attributable to changes in both rates and volume.

(2)
All ratios are annualized where appropriate.

(3)
Includes non-accruing loans.

(4)
Yields are calculated at historical cost and excludes the effects of unrealized gain or loss on available for sale securities.

Results of Operations

  General

        For the quarter ended March 31, 2005, we earned $287,000 ($0.12 basic income per share and $0.11 diluted income per share), an increase of 46.4% as compared to earnings of $196,000 ($0.08 basic income per share and $0.08 diluted income per share) for the quarter ended March 31, 2004.

        Interest income increased $1.3 million, or 29.9%, to $5.6 million for the quarter ended March 31, 2005 as compared to $4.3 million for the 2004 quarter. This increase is primarily due to the increase in the loan portfolio combined with increases in interest rates.

        Interest expense increased $540,000, or 32.9%, to $2.2 million for the quarter ended March 31, 2005 as compared to $1.6 million for the 2004 quarter. This increase is primarily due to an increase in the average balances of interest-bearing deposits accounts, offset slightly by a decrease in the average balances of outstanding borrowings.

        Non-interest income decreased $40,000, or 5.4%, to $711,000 for the quarter ended March 31, 2005 as compared to $752,000 for the quarter ended March 31, 2004. Mortgage brokerage and referral fees decreased by 6.4% or $32,000 to $464,000 for the quarter ended March 31, 2005 as compared to $496,000 for the same period last year. This decrease was due primarily to an increase in long term interest rates which resulted in a decrease in the volume of refinance transactions. As a result of the decrease in refinance transactions, there was also a decrease in loan origination and processing fees of $40,000 or 34.2% to $79,000 for the quarter ended March 31, 2005 as compared to $119,000 for the quarter ended March 31, 2004. Increases in deposit accounts and transaction volumes resulted in an increase in fees and service charges of $27,000 or 26.7% from $101,000 for the quarter ended March 31, 2004 to $128,000 for the quarter ended March 31, 2005.

        Noninterest expenses increased $459,000, or 15.7%, to $3.4 million for the quarter ended March 31, 2005 from $2.9 million for the quarter ended March 31, 2004. This increase is primarily due to staff additions resulting from the opening of two branches in 2004, as well as to increases in loan and deposit production sales and incentive compensation and an enhanced compensation plan designed to attract additional residential mortgage loan originators to build loan origination volume and to generate additional fee income.

  Interest income and expense

        Our interest and dividend income increased $1.3 million, or 29.9%, for the quarter ended March 31, 2005 as compared to the same period in 2004. Interest and fees on loans increased 32.4%, or $1.1 million, to $4.6 million for the quarter ended March 31, 2005 from $3.5 million for the quarter ended March 31, 2004. This increase is primarily due to an increase in the loan portfolio combined with an increase in interest rates.

        Our interest expense increased $540,000, or 32.9%, for the quarter ended March 31, 2005 as compared to the same period in 2004. Increases in average balances of interest bearing deposits accounts resulted in an increase of $566,000, or 39.7%, in interest expense for the quarter ended March 31, 2005 compared to the same period last year. Increases in the index to which our subordinated debt is tied resulted in an increase in interest expense of $27,000. Decreases in the average balances of outstanding borrowings resulted in a decrease of $54,000 in interest expense for the quarter ended March 31, 2005 as compared to the same period in 2004.

        As a result of these factors, net interest income increased $747,000, or 28.0%, to $3.4 million for the three months ended March 31, 2005 as compared to $2.7 million for the same period last year.

  Provision for loan losses

        The provision for loan losses charged to operations for the quarter ended March 31, 2005 was $260,000 compared to $160,000 for the quarter ended March 31, 2004. This increase was due to loan growth and the credit risk factors assigned to the loan portfolio. It was not caused by any adverse change in non-performing loans.

        An analysis of the changes in the allowance for loan losses is presented under "—Allowance for Loan Losses."

  Noninterest income

        Noninterest income decreased $40,000, or 5.4%, to $711,000 for the quarter ended March 31, 2005 as compared to the same period last year. Mortgage brokerage and referral fees decreased by $32,000, or 6.4%, to $464,000 for the quarter ended March 31, 2005 as compared to $496,000 for the same period last year. This decrease was primarily due to an increase in long term interest rates which resulted in a decrease in the volume of refinance transactions. As a result of the decrease in refinance transactions, there was also a decrease in loan origination and processing fees of $40,000, or 34.2%, to $79,000 for the quarter ended March 31, 2005 as compared to $119,000 for the quarter ended March 31, 2004. Increases in deposit accounts and transaction volumes resulted in an increase in fees and service charges of $27,000, or 26.7%, to $128,000 for the quarter ended March 31, 2005 from $101,000 for the quarter ended March 31, 2004.

  Noninterest expenses

        Noninterest expenses increased $459,000, or 15.7%, to $3.4 million for the quarter ended March 31, 2005 from $2.9 million for the quarter ended March 31, 2004. Salaries and benefits expense increased $251,000, or 14.0%, to $2.0 million for the quarter ended March 31, 2005 from $1.8 million for the quarter ended March 31, 2004. This increase is primarily due to staff additions resulting from the opening of two branches in 2004, as well as to increases in loan and deposit production sales and incentive compensation and an enhanced compensation plan designed to attract residential mortgage loan originators to build loan origination volume and to generate additional fee income. Occupancy and equipment expense, net, increased $112,000, or 29.3%, to $493,000 for the quarter ended March 31, 2005 from $381,000 for the quarter ended March 31, 2004 primarily due to the establishment during the second half of 2004 of two additional branch locations and the relocation of an office of the Residential Lending Group from Greenwich to Stamford in April, 2004. Data processing and other outside services increased $44,000, or 22%, to $240,000 for the three months ended March 31, 2005 from $196,000 for the three months ended March 31, 2004; a majority of this increase was due to an increase in data processing expenses as a result of the growth in the branch network and increases due to ongoing maintenance charges for the implementation of new products and services. Other operating expenses increased $40,000, or 14.9%, to $310,000 for the three months ended March 31, 2005 from $270,000 for the three months ended March 31, 2004; included in this increase are higher expenses related to director compensation, customer relations and regulatory assessments. Professional services increased $36,000, or 35.0%, to $136,000 for the three months ended March 31, 2005 from $100,000 for the three months ended March 31, 2004; this increase is primarily due to increases in accruals for consulting services related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002. Loan administration and processing expenses decreased $22,000, or 32.5%, to $44,000 for the three months ended March 31, 2005 from $66,000 for the three months ended March 31, 2004 due to a decrease in the volume of residential mortgage refinance transactions.

        We have received regulatory approval to establish a branch office in Southport, Connecticut, which will result in additional capital expenditures as well as increases in salaries and benefits and occupancy and equipment expenses. Management anticipates that this office will open in the second quarter of 2005.

  Income Taxes

        We recorded income tax expense of $195,000 for the quarter ended March 31, 2005 as compared to $139,000 for the quarter ended March 31, 2004. The effective tax rates for the quarters ended March 31, 2005 and 2004 were 40% and 41%, respectively. The change is related primarily to the change in pre-tax income and the exclusion for state tax purposes of certain holding company expenses.

Year ended December 31, 2004 compared to year ended December 31, 2003

        Total assets at December 31, 2004 amounted to $405.0 million, an increase of $62.5 million, or 18.3%, from December 31, 2003 and a new record high. The increase in the total assets is primarily attributable to a 23.1% increase in net loans, to $263.9 million from $214.4 million at December 31, 2003. The available for sale securities portfolio decreased $14.3 million, or 15.8%, to $76.3 million from $90.6 million at December 31, 2003. Loan growth was funded primarily through deposit growth. Deposits increased $77.0 million, or 26.6%, to $367.0 million at December 31, 2004; interest-bearing deposits increased $64.9 million, or 25.0%, and non-interest bearing deposits increased $12.1 million, or 39.7%. Borrowings decreased $15.1 million due to the payoff of certain Federal Home Loan Bank, or FHLB, advances and a repurchase agreement. The exercise of stock purchase warrants that expired in 2004, combined with the increase in retained earnings from net income, net of dividend payments and partially offset by the increase in other comprehensive loss from unrealized losses on the available for sale securities portfolio, resulted in an increase of $977,000 in shareholders' equity.

        Our earnings were $926,000 ($0.38 basic income per share and $0.37 diluted income per share) in 2004 compared to $1.3 million ($0.56 basic income per share and $0.55 diluted income per share) in 2003. The decrease was primarily attributable to a decline in non-interest income, as mortgage related fees declined from $4.0 million in 2003 to $2.0 million in 2004. This decline was caused by a slowdown in our Residential Lending Group's business that resulted primarily from a decrease in home refinancing activity due to higher interest rates and lower staffing levels of loan origination officers. Net interest income for the year ended December 31, 2004 increased $2.1 million, or 21.2%, to $11.7 million as compared to $9.6 million for the year ended December 31, 2003. Non-interest expense increased from $11.7 million in 2003 to $12.3 million in 2004, primarily as a result of a $397,000 increase in occupancy and equipment expense, due to costs associated with the establishment of new branches, and the relocation of our Residential Lending Group office to Stamford.

Financial Condition

        Our total assets increased $62.5 million, or 18.3%, from $342.5 million at December 31, 2003 to $405.0 million at December 31, 2004. The growth in total assets was funded primarily by deposit growth of $77.0 million partially offset by decreases in borrowings of $15.1 million. Federal funds sold increased $22.5 million; cash and due from banks and short term investments increased $2.6 million and $1.0 million, respectively.

Investments

        The following table is a summary of the Bank's investment portfolio valued at fair value at December 31 for the years shown.

	2004	2003	2002
	(dollars in thousands)
U. S. Government agency and sponsored agency obligations	$14,823	$11,866	$9,130
Mortgage-backed securities(1)	52,446	66,697	38,461
Corporate bonds	—	—	384
Money market preferred equity securities	9,000	12,000	12,644
Federal Reserve Bank stock	693	691	481
Federal Home Loan Bank stock	1,297	1,077	621

Total investments	$78,259	$92,331	$61,721

(1)
Consists of $1.4 million of U.S. Government agency mortgage-backed securities and $50.7 million of U.S. Government sponsored agency mortgage-backed securities, all of which are scheduled to reprice within four years.

        Total investments decreased $14.1 million to $78.3 million primarily due to principal payments on mortgage-backed securities and redeemed money market preferred equity securities exceeding new investment purchases. During the fourth quarter of 2004, the Bank redeployed excess liquidity into the purchase of adjustable-rate residential mortgage loans instead of additional investment securities purchases. The Bank is a member of the Federal Home Loan Bank of Boston which provides an additional source of liquidity.

        The Bank generally looks to invest in instruments of shorter term duration, or with a variable return, to mitigate against interest rate risk. The Bank's investment focus is ancillary to its principal asset focus on loans. The Bank's objective is to provide an alternate source of low-risk investments when demand for loans is weak. The Bank's investments are designed to provide and maintain liquidity in a high-quality, low-risk diversified portfolio of investments which may also be used as collateral for pledging requirements. Investments are determined by the Bank's Chief Financial Officer and Chief Executive Officer, based on the Bank's investment policy and direction provided by an Asset Liability Committee comprised of the Bank's five most senior officers. The investment activity and interest rate risk position are also reviewed on a quarterly basis by the Asset Liability Committee of the board of directors.

        The following table presents the maturity distribution of available for sale investment securities at December 31, 2004 and the weighted average yield of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.

	One year or less	Over one through five years	Over five through ten years	Over ten years	No maturity		Total(1)	Weighted Average Yield
	(dollars in thousands)
U. S. Government agency and sponsored agency obligations	$—	$14,000	$1,000	$—	$—		$15,000	3.47%
Mortgage-backed securities	—	—	—	—	52,904	(2)	52,904	4.09%
Money market preferred equity securities	—	—	—	—	9,000		9,000	2.34%

Total	$—	$14,000	$1,000	$—	$61,904		$76,904	3.76%

Weighted average yield	—%	3.40%	4.38%	—%	3.83%		3.76%

(1)
Reflects amortized cost as opposed to fair value. See note 3 to our audited consolidated financial statements and note 2 to our unaudited financial statements.

(2)
Our mortgage-backed securities generally have original terms to maturity of 10 or more years. However, original terms to maturity do not reflect the expected average lives of the mortgage-backed securities. We expect the average lives of our mortgage-backed securities to be substantially less than their contractual terms because of, among other things, amortization and prepayments.

        The following table presents a summary of investments for any issuer that exceeds 10% of shareholders' equity at December 31, 2004.

	Amortized Cost	Fair Value
	(dollars in thousands)
Available for sale securities:
U.S. Government agency and sponsored agency obligations	$15,000	$14,823
U.S. Government agency and sponsored agency mortgage backed securities	52,904	52,446
Short term investments:
Merrill Lynch Premier Institutional Fund	11,460	11,460

Loans

        The following table is a summary of the Bank's loan portfolio at December 31 for the years shown.

	At December 31,
	2004		2003		2002
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(dollars in thousands)
Real Estate
Commercial	$106,771	39.9%	$96,339	44.1%	$65,967	38.0%
Residential	36,966	13.8	21,773	10.0	27,012	15.5
Construction	74,599	27.8	57,122	26.2	39,209	22.6
Commercial	17,562	6.5	15,533	7.1	13,022	7.5
Consumer installment	1,387	0.5	1,862	0.9	1,757	1.0
Consumer home equity	30,875	11.5	25,608	11.7	26,812	15.4

Total loans	268,160	100.0%	218,237	100.0%	173,779	100.0%
Premiums	314		—		—
Net deferred fees	(1,117)		(881)		(612)
Allowance for loan losses	(3,482)		(2,935)		(2,372)

Loans, net	$263,875		$214,421		$170,795

        The Bank's net loan portfolio increased $49.5 million, or 23.1%, from $214.4 million at December 31, 2003 to $263.9 million at December 31, 2004. Included in the growth of the loan portfolio for 2004 is the purchase during the fourth quarter of $13.1 million in adjustable rate residential mortgage loans. Loan growth was funded through an increase in total deposits. At December 31, 2004, the net loan to deposit ratio was 71.9% and the net loan to asset ratio was 65.2%. At December 31, 2003, the net loan to deposit ratio was 73.9%, and the net loan to asset ratio was 62.6%.

        During an historic environment of lower interest rates, loan activity continued to remain strong and the volume of new loans far exceeded principal reductions and payoffs.

  Allowance for Loan Losses

        Based upon our evaluation of loan losses described on page 41 above, we believe the allowance for loan losses of $3.5 million, at December 31, 2004, which represents 1.31% of gross loans outstanding, is adequate, under prevailing economic conditions, to absorb losses on existing loans. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods. At December 31, 2003, the allowance for loan losses was $2.9 million or 1.35% of gross loans outstanding.

Analysis of Allowance for Loan Losses

	2004	2003	2002	2001	2000
	(dollars in thousands)
Balance at beginning of period	$2,934	$2,372	$1,894	$1,645	$1,360

Charge-offs	(9)	(1)	—	(2)	(44)
Recoveries	—	—	10	1	3

Net (charge-offs) recoveries	(9)	(1)	10	(1)	(41)

Additions charged to operations	556	563	468	250	326

Balance at end of period	$3,481	$2,934	$2,372	$1,894	$1,645

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(—%)	(—%)	0.01%	(—%)	(0.03%)

Allocation of the Allowance for Loan Losses

        The following table sets forth the allocation of the allowance for loan losses by category at the dates indicated.

	Amounts					Percent of loans in each category to total loans
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
	(dollars in thousands)
Balance at end of each period applicable to:
Real Estate:
Commercial	$1,319	$1,183	$893	$833	$700	39.82%	44.15%	37.97%	43.88%	44.67%
Residential	304	230	276	153	34	13.78	9.98	15.54	5.44	3.93
Construction	1,358	972	726	348	270	27.82	26.17	22.56	19.02	17.91
Commercial	185	155	129	142	185	6.55	7.12	7.49	10.63	10.01
Consumer installment	11	12	11	14	12	0.52	0.85	1.01	0.89	1.29
Consumer home equity	233	285	283	296	312	11.51	11.73	15.43	20.14	22.19
Unallocated	71	97	54	108	132	N/A	N/A	N/A	N/A	N/A

Total	$3,481	$2,934	$2,372	$1,894	$1,645	100.00%	100.00%	100.00%	100.00%	100.00%

Non-Accrual, Past Due and Restructured Loans

        The following table is a summary of non-accrual and past due loans at December 31 of each of the last five years.

	2004	2003	2002	2001	2000
	(dollars in thousands)
Loans delinquent over 90 days but still accruing interest	$373	$165	$1,172	$1,300	$507
Non-accruing loans	3,669	150	201	1,654	1,759

Total non-performing loans	$4,042	$315	$1,373	$2,954	$2,266

Percentage of total loans	1.51%	0.14%	0.79%	2.14%	1.77%
Percentage of total assets	1.00	0.09	0.56	1.46	1.15
Additional income on non-accrual loans if recognized on an accrual basis	$18	$18	$67	$159	$115

        There were no loans at the dates presented that were considered as "troubled debt restructurings." We did not have any other real estate owned during the periods presented.

Potential Problem Loans

        The $3.7 million of non-accruing loans at December 31, 2004 is comprised of three loans, all of which are well collateralized and in the process of collection. Two of the loans totaling $3.5 million are current as to principal and interest payments.

        At December 31, 2004, the Bank had no loans other than those described above, as to which management had significant doubts as to the ability of the borrower to comply with the present repayment terms. In the first quarter of 2005, three loans totaling $1.6 million were classified as loans delinquent over 90 days but were still accruing interest. All three loans are well collateralized. See "Recent Developments."

Deposits

        The following table is a summary of the Bank's deposits at December 31 for each of the years shown.

	2004	2003	2002
	(dollars in thousands)
Non-interest-bearing	$42,584	$30,477	$25,520

Interest-bearing:
NOW	26,814	22,849	22,686
Savings	22,104	23,793	26,848
Money market	72,451	69,504	56,973
Time certificates, less than $100,000	131,765	92,575	57,203
Time certificates, $100,000 or more	71,287	50,794	28,681

Total interest-bearing	324,421	259,515	192,391

Total deposits	$367,005	$289,992	$217,911

        Total deposits increased $77.0 million, or 26.6%, to $367.0 million at December 31, 2004. Based upon expansion and the increased penetration into the areas served by the Bank, non-interest-bearing deposits increased $12.1 million, or 39.7%, to $42.6 million at December 31, 2004. Included in that total are commercial demand accounts, which increased $7.5 million, and personal demand accounts, which increased $3.8 million, both of which represent increases of 39.0% as compared to December 31, 2003. Interest-bearing deposits increased $64.9 million or 25.0% to $324.4 million at December 31, 2004.

        During 2004, the Bank established two new branch banking offices; these new offices attracted $19.1 million, or 24.8%, of the annual growth in deposits. The new branch offices' grand opening promotional campaigns were also a contributing factor to the growth of deposits in existing branches. Certificates of deposit and NOW account products increased $59.7 million and $4.0 million, respectively; money market fund accounts increased $2.9 million, while savings accounts decreased $1.7 million. Much of the growth in certificates of deposit is attributable to the promotional campaigns run in conjunction with the new branch openings and the ten year anniversary of the Bank; growth in certificates of deposit also resulted from the transfer of funds from money market fund accounts. The increase in certificates of deposit greater than $100,000 of $20.5 million is the result of successful sales efforts and branch expansion; these balances do not include brokered deposits. The Bank continues to offer attractive interest rates in the very competitive Fairfield County marketplace in order to attract additional deposits to fund loan growth.

        As of December 31, 2004, the Bank's maturities of time deposits were as follows:

	$100,000 or greater	Less than $100,000	Totals
	(in thousands)
Three months or less	$5,858	$11,502	$17,360
Three to six months	13,249	23,430	36,679
Six months to one year	13,695	27,494	41,189
Over one year	38,485	69,339	107,824

Total	$71,287	$131,765	$203,052

Borrowings

        Borrowings decreased $15.1 million to $16.2 million at December 31, 2004.

        Borrowings include short-term securities sold under agreements to repurchase, Federal Home Loan Bank advances, junior subordinated debentures, a capital lease and a collateralized borrowing.

        During 2004, certain FHLB advances matured and, due to the liquidity position of the Bank, were not extended. We utilize FHLB advances to supplement our supply of lendable funds and to meet deposit account withdrawal requirements. As a member of the FHLB, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of the stock and certain of our mortgage loans and other assets, provided certain credit standards are met.

        During 2004, short-term securities sold under agreements to repurchase also matured and were not extended. At December 31, 2004, the Bank had $10.0 million in available borrowings under repurchase agreements, with no amounts outstanding. The average amount outstanding during 2004 was $2.2 million with a maximum outstanding of $5.7 million.

        The final payment on a lease classified as a capital lease was made during 2004; in addition, a loan sold and classified as a collateralized borrowing was refinanced at the end of 2004.

        The following table sets forth short-term borrowing amounts along with the respective interest rates and maturities at December 31, 2004:

        Federal Home Loan Bank advances:

		Average
Amount	Maturity	Rate	Amount Outstanding
$2,000,000	04/29/2005	1.930%	$2,000,000
2,000,000	05/13/2005	4.480%	2,000,000

$4,000,000		3.205%	$4,000,000

        The maximum amount of short-term borrowings outstanding under Federal Home Loan Bank advances during 2004 was $9.0 million.

        In addition to the short-term borrowings, there were $4.0 million in FHLB advances at December 31, 2004 that mature in 2006 and 2007. These advances represent the remainder in a series of advances from the FHLB that were part of two balance sheet leveraging strategies that we executed in 2002 and 2003. These advances funded mortgage-backed securities purchases with remaining principal balances of $6.2 million.

        We issued trust preferred securities in 2003. These securities are shown as subordinated debt on our consolidated balance sheets and $8.2 million of principal remained outstanding on December 31, 2004. These securities bear interest at the three-month LIBOR plus 3.15%, mature on March 26, 2033 and can be redeemed at our election beginning in 2008. The trust preferred securities supplement our Tier 1 capital based on applicable regulatory guidelines. These securities are described in greater detail in note 7 to our audited consolidated financial statements.

Average Balance and Rate/Volume Analysis

        The following table presents average balance sheets (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	2004			2003			Fluctuations in Interest Income/Expense(1) Due to change in:
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
							Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans(2)	$239,239	$15,632	6.53%	$193,990	$12,782	6.59%	$2,967	$(117)	$2,850
Short-term investments	8,356	105	1.26	7,124	79	1.11	13	13	26
Investments(3)	87,631	2,752	3.14	72,250	2,256	3.12	477	19	496
Federal funds sold	12,733	189	1.48	9,147	97	1.06	31	61	92

Total interest-earning assets	347,959	18,678	5.37	282,511	15,214	5.39	3,488	(24)	3,464

Cash and due from banks	4,159			4,001
Premises and equipment, net	1,621			1,083
Allowance for loan losses	(3,190)			(2,652)
Other	6,396			5,798

Total assets	$356,945			$290,741

Interest-bearing liabilities:
NOW accounts	$23,107	$152	0.66%	$22,627	$149	0.66%	$3	$—	$3
Savings accounts	23,666	294	1.24	24,824	337	1.36	(15)	(28)	(43)
Money market accounts	70,264	867	1.23	62,217	863	1.39	105	(101)	4
Time certificates	156,623	4,901	3.13	110,129	3,512	3.19	1,456	(67)	1,389
Repurchase agreements	2,243	28	1.25	5,700	91	1.60	(46)	(17)	(63)
FHLB advances	14,197	372	2.62	11,671	327	2.80	67	(22)	45
Subordinated debt	8,248	380	4.61	6,159	271	4.40	88	21	109
Other borrowings	226	14	6.19	471	38	8.07	(17)	(7)	(24)

Total interest bearing liabilities	298,574	7,008	2.35%	243,798	5,588	2.29%	1,641	(221)	1,420

Demand deposits	36,456			25,892
Accrued expenses and other liabilities	2,362			2,140
Shareholders' equity	19,553			18,911

Total liabilities and equity	$356,945			$290,741

Net interest income		$11,670			$9,626		$1,847	$197	$2,044

Interest margin			3.35%			3.41%

Interest spread			3.02%			3.10%

(1)
The rate volume analysis reflects the changes in net interest income arising from changes in interest rates and from asset and liability volume, including changes attributable to both changes in rates and volume. The change in interest attributable to volume includes changes in interest attributable to changes in both rates and volume.

(2)
Includes non-accruing loans.

(3)
Yields are calculated at historical cost and excludes the effects of unrealized gain or loss on available for sale securities.

Results of Operations

  General

        For the year ended December 31, 2004, we earned $926,000 ($0.38 basic income per share and $0.37 diluted income per share), a decrease of 30.9% as compared to 2003 when we earned $1.3 million ($0.56 basic income per share and $0.55 diluted income per share). Noninterest income decreased $2.1 million, or 43.9%, to $2.7 million for 2004 from $4.8 million in 2003. An increase in long-term interest rates during the year resulted in a decrease in the volume of residential mortgage refinance transactions; the interest rate increase, along with the turnover of loan originators in the New York office which created a temporary staffing reduction, resulted in a decrease in mortgage brokerage and referral fees and loan processing fees aggregating $2.0 million. The results for 2003 included a gain from the sale of investment securities of $308,000; there were no such sales of investment securities during 2004.

        Interest income increased $3.5 million to $18.7 million in 2004 as compared to 2003 when interest income was $15.2 million. This increase is due mainly to the growth in the loan portfolio and higher average balances in the available for sales securities portfolio.

        Interest expense increased $1.4 million, or 25.4%, to $7.0 million in 2004 compared to $5.6 million in 2003. The increase in interest expense is due to the increase in total deposits and higher average balances in Federal Home Loan Bank borrowings and subordinated debt.

        Noninterest expenses for 2004 totaled $12.3 million which represents an increase of $597,000, or 5.1%, over the prior year. The higher operating costs were primarily the result of the full year impact in 2004 of the three branch offices opened in 2003, the two new branch offices opened in 2004 and the relocation of a residential mortgage loan origination office from Greenwich to Stamford, all of which resulted in an increase in occupancy and equipment expenses of $397,000 over last year.

  Interest income and expense

        Our net interest income increased $2.1 million, or 21.2%, to $11.7 million in 2004 from $9.6 million in 2003. An increase in average earning assets of $65.4 million, or 23.2%, increased our interest income $3.5 million, or 22.8%, from $15.2 million in 2003 to $18.7 million in 2004. Average loans outstanding increased $45.2 million, or 23.3%, led by growth in construction and real estate loans, which reflects the continuing strength of the local real estate market. An increase in average investments and related yields resulted in an increase in interest income on available for sale securities of $496,000. Higher average balances in federal funds sold and short-term investments combined with interest rates which began increasing in the latter part of the year resulted in an increase of $118,000 in interest earned on Federal funds sold and short-term investments. Total average interest bearing liabilities increased by $54.8 million, or 22.5%; average certificates of deposits increased by $46.5 million; average money market deposits and NOW accounts increased $8.0 million and $500,000, respectively; average savings accounts decreased $1.2 million; average FHLB advances increased $2.5 million; average subordinated debt which was issued at the end of the first quarter of 2003 increased $2.1 million. Interest expense increased from $5.6 million in 2003 to $7.0 million in 2004. Interest expense on certificates of deposit increased $1.4 million as a result of higher average outstanding balances, partially offset by a decrease in the cost of funds for that portfolio from 3.19% in 2003 to 3.13% in 2004.

  Provision for loan losses

        The provision for loan losses charged to operations in 2004 of $556,000 is relatively unchanged as compared to the provision for loan losses charged to operations in 2003 of $563,000.

        The provision for loan losses charged to operations in 2003 of $563,000 represents an increase of $95,000, or 20.3%, as compared to the provision for loan losses charged to operations in 2002 of $468,000. This increase is due to the credit risk factors assigned to the loan portfolio, which increased by $44.2 million, or 25.5%, in 2003 and was not caused by any adverse change in nonperforming loans.

        An analysis of the changes in the allowance for loan losses is presented under "—Allowance for Loan Losses."

  Noninterest income

        Noninterest income decreased $2.1 million from $4.8 million in 2003 to $2.7 million in 2004. The decrease is primarily due to an increase in long term interest rates which resulted in a decrease in the volume of residential mortgage refinance transactions; this increase in interest rates combined with the turnover of loan originators in the New York office which created a temporary staffing reduction resulted in a decrease in mortgage brokerage referral fees of $1.6 million and a reduction in loan origination and processing fees of $260,000. Included in the results for 2003 are gains from the sale of investment securities of $308,000; during 2004 there were no sales of investment securities. Increases in deposit accounts and transaction volumes resulted in an increase in fees and service charges of $87,000 or 22.9% from $378,000 for the year ended December 31, 2003 to $465,000 for the year ended December 31, 2004.

  Noninterest expenses

        Noninterest expenses increased $597,000 in 2004 from $11.7 million in 2003 to $12.3 million in 2004. Salaries and benefits decreased slightly in 2004 as compared to 2003; increases in salaries, primarily due to staff additions resulting from the full year impact in 2004 of three branches opened in 2003 and two in 2004, loan and deposit sales and incentive compensation expense and stock based compensation were more than offset by lower levels of commissions and production and target related incentive compensation accruals as a direct result of the decrease in the volume of residential mortgage refinance transactions. Higher staffing levels and incentive compensation also resulted in higher payroll taxes and employee benefit costs. Occupancy and equipment expenses increased $397,000 from $1.3 million 2003 to $1.7 million in 2004; this increase is primarily due to the full year impact in 2004 of opening three new branch offices in 2003 and of opening two branches in 2004, as well as the costs associated with the relocation of the Greenwich loan origination office to a new facility in Stamford. Loan administration and processing expenses decreased $195,000, or 48.2%, from $404,000 for the year ended December 31, 2003 to $209,000 for the year ended December 31, 2004; this decrease is related to the decrease in the volume of residential mortgage loans and the resultant decreases in mortgage brokerage and loan processing fees. Other non-interest expenses increased $192,000, or 18.3%, from $1.0 million for the year ended December 31, 2003 to $1.2 million for the year ended December 31, 2004; included in the results for 2004 are nonrecurring items for a payment made to the State of Connecticut for an amendment to our certificate of incorporation to increase the number of shares the Company is authorized to issue and the write off of an externally perpetuated fraud of a customer's checks for which the Bank has submitted an insurance claim. In addition, there were increases in regulatory assessments as a direct result of the growth of the Bank.

        Management believes that additional branch offices will contribute to our future growth and earnings. While the opening of these new branches will result in increased operating expenses, the openings will be strategically planned to maintain profitable operations.

        Management regularly reviews loan and deposit rates and attempts to price our products competitively. With the assistance of its investment advisors, we track our mix of asset/liability maturities and strive to maintain a reasonable match. Performance ratios are reviewed monthly by management and the Board and are used to set strategies.

  Income Taxes

        The provision for income taxes of $633,000 in 2004 and $877,000 for 2003 represents the tax expense recognized for both federal and state income tax. The effective tax rates for 2004 and 2003 are 40.6% and 39.5%, respectively. Fluctuations in effective tax rates are due to the change in pre-tax income as well as to the exclusion, for state tax purposes, of certain holding company expenses.

Liquidity

        Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, cash flow from mortgage-backed securities, maturities and sales of investment securities and borrowings from the Federal Home Loan

Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

        Our liquidity ratio was 26.6% and 32.6% at March 31, 2005 and December 31, 2004, respectively. The liquidity ratio is defined as the percentage of liquid assets to total assets. The following categories of assets as described in the accompanying consolidated balance sheets are considered liquid assets: cash and due from banks, federal funds sold, short term investments and available for sale securities. Liquidity is a measure of Bancorp's ability to generate adequate cash to meet financial obligations. We expect that the initial costs of opening our Southport, Connecticut branch office will total approximately $450,000. Thereafter, new deposits generated through the branch are expected to provide additional sources of liquidity. The principal cash requirements of a financial institution are to cover downward fluctuations in deposit accounts and increases in its loan portfolio. Management believes Bancorp's short-term assets have sufficient liquidity to cover loan demand, potential fluctuations in deposit accounts, the costs related to opening the Southport branch and to meet other anticipated cash operating requirements.

        We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposits flows, (3) yields available on securities and (4) the objectives of our asset/liability management and liquidity policies. Excess liquid assets are invested generally in short-term investments and short- and intermediate-term U.S. Government agency obligations. Our most liquid assets are cash and cash equivalents and short-term investments. The levels of these assets depend on the timing of and projections for deposit flows, loan fundings and payments from the loan and investment portfolios. At March 31, 2005, cash and cash equivalents totaled $19.3 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $90.9 million at March 31, 2005. In addition, at March 31, 2005, we had the ability to borrow a total of approximately $88.3 million from the Federal Home Loan Bank of Boston. On that date, we had advances outstanding of $18.0 million. Additionally, we had arranged overnight lines of credit of $2.0 million from the Federal Home Loan Bank of Boston. On that date, we had no overnight advances outstanding. The Bank also had arranged an overnight line of credit of $3.0 million from a correspondent bank. At March 31, 2005, there were no amounts outstanding under the line. At March 31, 2005, the Bank also had the ability to borrow $10.0 million under a repurchase agreement. There were no amounts outstanding under the agreement on that date.

        At March 31, 2005, we had $97.1 million in loan commitments outstanding, which included $38.8 million in undisbursed construction loans, $31.5 in unused home equity lines of credit, and $7.2 million in commercial lines of credit. In addition, there were $18.2 million in commitments outstanding for loans that had not yet closed, $12.6 million of which were commitments for construction loans. Certificates of deposit due within one year of March 31, 2005 totaled $110.5 million, or 30.2% of total deposits. We believe that the large percentage of deposits in shorter-term certificates of deposit reflects customers' hesitancy to invest their funds in long-term certificates in the current low interest rate environment. If these maturing certificates of deposit do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2006. We have, $92.7 million in certificates of deposit maturing beyond one year at March 31, 2005. This provides a stable cost-effective funding source in a rising rate environment. Additionally, we maintain a shorter duration in our securities portfolio to provide necessary liquidity to compensate for any deposit outflows. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital

        The following table illustrates Bancorp's regulatory capital ratios at March 31, 2005 and December 31, 2004 respectively:

	March 31, 2005	December 31, 2004
Total Risk-based Capital	10.53%	10.70
Tier 1 Risk-based Capital	8.87%	9.04
Leverage Capital	6.45%	6.79

        The following table illustrates the Bank's regulatory capital ratios at March 31, 2005 and December 31, 2004 respectively:

	March 31, 2005	December 31, 2004
Total Risk-based Capital	10.35%	10.50
Tier 1 Risk-based Capital	9.10%	9.29
Leverage Capital	6.62%	6.98

        Capital adequacy is one of the most important factors used to determine the safety and soundness of individual banks and the banking system. Based on the above ratios, the Bank is considered to be "well capitalized" at March 31, 2005 under applicable regulations. To be considered "well-capitalized," an institution must generally have a leverage capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%.

        Our management continuously assesses the adequacy of the Bank's capital to ensure that the Bank remains a "well capitalized" institution. Our management's strategic and capital plans contemplate various options to raise additional capital to support the planned growth of the Bank.

Market Risk

        Market risk is defined as the sensitivity of income to fluctuations in interest rates, foreign exchange rates, equity prices, commodity prices and other market-driven rates or prices. Based upon the nature of our business, market risk is primarily limited to interest rate risk, which is the impact that changing interest rates have on current and future earnings.

        Qualitative Aspects of Market Risk.    Our goal is to maximize long term profitability while minimizing our exposure to interest rate fluctuations. The first priority is to structure and price our assets and liabilities to maintain an acceptable interest rate spread while reducing the net effect of changes in interest rates. In order to accomplish this, the focus is on maintaining a proper balance between the timing and volume of assets and liabilities re-pricing within the balance sheet. One method of achieving this balance is to originate variable rate loans for the portfolio and purchase short term investments to offset the increasing short term re-pricing of the liability side of the balance sheet. In fact, many of our interest bearing deposit products have no contractual maturity. Customers may withdraw funds from their accounts at any time and deposit balances may therefore run off unexpectedly due to changing market conditions. Additionally, loans and investments with longer term rate adjustment frequencies are matched against longer term deposits and borrowings to lock in a desirable spread.

        The exposure to interest rate risk is monitored by our Management Asset and Liability Committee consisting of senior management personnel. The committee meets on a monthly basis, or more frequently, if needed. The committee reviews the interrelationships within the balance sheet to maximize net interest income within acceptable levels of risk. This committee reports to the board of directors on a monthly basis regarding its activities.

        The Board Asset and Liability Committee, or ALCO, meets quarterly. That committee monitors the interest rate risk analysis, reviews investment transactions during the period and determines compliance with Bank policies.

        Quantitative Aspects of Market Risk.    We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of interest income simulation and GAP analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

        Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income. Interest income simulations are completed quarterly and presented to the Board ALCO Committee. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. Changes to these assumptions can significantly affect the results of the simulations. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates.

        Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

        We have established interest rate risk guidelines measured by a behavioral GAP analysis calculated at the one year cumulative GAP level and a net interest income and economic value of portfolio equity simulation model measured by a 200 basis point interest rate shock.

        The table below sets forth an approximation of our exposure to changing interest rates using our behavioral GAP analysis and as a percentage of estimated net interest income and estimated net portfolio value using interest income simulation. The calculations use projected repricing of assets and liabilities at March 31, 2005 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments.

	Basis Points	Interest Risk Guidelines	At March 31, 2005
Gap percentage total		+/-15%	9.58%
Net interest income	200	+/-15%	14.12%
	-200	+/-15%	(17.44)%
Net portfolio value	200	+/-25%	(0.01)%
	-200	+/-25%	(11.30)%

        Our interest rate risk position improved during the quarter ended March 31, 2005 as excess liquidity was deployed into higher yielding loans and investments. Our interest rate risk position was within guidelines in all categories at March 31, 2005 except for an interest rate shock of 200 basis points down. We monitor our entire interest rate risk position on an ongoing basis and evaluate strategies to maintain all categories within guidelines.

        The table below sets forth examples of percentage changes in estimated net interest income and estimated net portfolio value based on projected interest rate increases and decreases.

Net Interest Income and Economic Value
Summary Performance

	Net Interest Income			Net Portfolio Value
Projected Interest Rate Scenario	Estimated Value	$ Change from Base	% Change from base	Estimated Value	$ Change from Base	% Change from base
+200	$14,941	$1,849	14.12%	$37,960	$(5)	(0.01)%
+100	14,046	953	7.28	38,588	623	1.64
BASE	13,092	—	—	37,965	—	—
-100	12,066	(1,026)	(7.84)	36,850	(1,115)	(2.94)
-200	10,809	(2,283)	(17.44)	33,674	(4,291)	(11.30)

Impact of Inflation and Changing Prices

        Our consolidated financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect Bancorp's earnings in future periods.

Business

Our Company

        We are a Connecticut corporation which was organized in 1999 for the purpose of becoming a one-bank holding company for the Bank, a national banking association headquartered in Stamford, Connecticut. Our reorganization into the holding company form became effective in December 1999. Upon consummation of the reorganization, each outstanding share of common stock of the Bank was converted into the right to receive one share of our common stock and each outstanding option or warrant to purchase Bank common stock became an option or warrant to purchase an equal number of shares of our common stock.

        The Bank was granted preliminary approval by the OCC in March 1993. It received its charter and commenced operations as a national bank on August 31, 1994. Since then, the Bank has opened branch offices in Greenwich and Old Greenwich, Connecticut in 1997 and 1999; two branch offices in Norwalk, Connecticut, one in 2001 and a second in 2003; a second Stamford location in 2003; two branch offices in Wilton, Connecticut, one in 2003 and a second in 2004; a branch office in Darien, Connecticut in 2004; and a branch office in Southport, Connecticut in 2005.

        In June 1999, we acquired all of the outstanding capital stock of three affiliated residential mortgage companies doing business in Connecticut, New Jersey and New York. Upon acquisition, we consolidated the mortgage brokerage business into the Bank's Residential Lending Group.

        In March 2003, we formed Patriot National Statutory Trust I for the sole purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by us. We primarily invested the funds from the issuance of the debt in the Bank, which in turn used the proceeds to fund general operations of the Bank.

        We offer a broad range of consumer and commercial banking services with an emphasis on serving the needs of individuals, small and medium-sized businesses and professionals. We offer commercial real estate and construction loans to area businesses and developers. Real estate loans made to individuals include one- to four-family residential mortgage loans, home improvement loans, bridge loans and home equity lines of credit. Other personal loans include lines of credit, installment loans and credit cards. Commercial loans offered to small and medium-sized businesses include secured and unsecured loans to service companies, real estate developers, manufacturers, restaurants, wholesalers, retailers and professionals doing business in our market area.

        We offer consumer and commercial deposit accounts that include: checking accounts, interest-bearing "NOW" accounts, insured money market accounts, time certificates of deposit, savings accounts and IRA's (Individual Retirement Accounts). Other services include money orders, traveler's checks, ATM's (automated teller machines), internet banking and debit cards. In addition, we may in the future offer Keogh accounts and other financial services.

        The Bank's Residential Lending Group solicits and processes residential mortgage loan applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan and application processing fees received from the permanent investors, and gains and origination fees from loans sold. The Residential Lending Group operates out of a main office in Stamford, Connecticut and a second office in Melville, (Long Island), New York. The Residential Lending Group employs loan originators operating out of both offices and also solicits and accepts mortgage applications through the Bank's website, www.pnbk.com.

        The Residential Lending Group brokers home purchase and refinancing loans for multiple mortgage sources. In addition to Connecticut and New York, the Residential Lending Group originates loans in California, Florida, Massachusetts, New Jersey, North Carolina and Vermont.

        We compete with a variety of financial institutions in our market area. Most of these institutions have greater financial resources and capitalization than we do, which gives them higher lending limits and the ability to conduct larger advertising campaigns to attract business. Generally, the larger institutions offer services such as trust and international banking which we are not equipped to offer directly. Currently, when the need arises, we make arrangements with correspondent institutions to provide such services. In the future, if we desire to offer trust services, prior approval of the OCC will be required. To attract business in this competitive environment, we rely on local promotional activities and personal contacts by officers, directors and shareholders and on our ability to offer personalized services.

        Our customer base is diversified so that there is not a concentration of either loans or deposits within a single industry, a group of industries, a single person or groups of people. We do not depend on one or a few major customers for either our deposit or lending activities, the loss of any one of which would have a material adverse effect on our business.

        The majority of our deposits come from residents and businesses located in Stamford, Greenwich, Norwalk, Wilton and Darien, Connecticut. We have focused our attention on serving the segments of our market area historically served by community banks. We compete in our market by providing a high level of personalized and responsive banking service for which we believe there is a need. Our primary market area is bordered by New York State to the west, the Town of Ridgefield to the north, the Town of Westport to the east, and Long Island Sound to the south.

        Our loan customers extend beyond Stamford, Greenwich, Norwalk, Wilton and Darien to include nearby towns in Fairfield County, Connecticut, and towns in Westchester County, New York, although our loan business is not necessarily limited to these areas. Our mortgage brokerage business is concentrated in the areas surrounding our loan origination offices. While we do not currently hold or intend to attract significant deposit or loan business from major corporations with headquarters in the Fairfield County area, we believe that the service, professional and related businesses which have been attracted to this area, as well as the individuals that reside in this area, represent our current and potential customers.

        In the normal course of business and subject to applicable government regulations, we invest a portion of our assets in investment securities, which may include certain debt and equity securities, including U.S. government securities. An objective of our investment policy is to seek to optimize our return on assets while limiting our exposure to interest rate movements and to maintain adequate levels of liquidity.

        Our employees perform most routine day-to-day banking transactions at our main office and branch locations. However, we have entered into a number of arrangements with third parties for banking services such as correspondent banking, check clearing, data processing services, credit card processing and armored carrier service.

Competition

        The cities of Stamford and Norwalk and the towns of Greenwich, Wilton and Darien are presently served by approximately 151 branches of commercial banks and savings banks, most of which are offices of banks which have headquarters outside of the area or are subsidiaries of bank or financial holding companies whose headquarters are outside of the state or areas served by us. In addition to banks with branches in the same areas as us, there are numerous banks and financial institutions serving the communities surrounding these areas, which also draw customers from Stamford, Greenwich, Norwalk, Wilton and Darien, posing significant competition to us for deposits and loans. Many of such banks and financial institutions are well established and well capitalized.

        In recent years, intense market demands, economic pressures and significant legislative and regulatory actions have eroded banking industry classifications which were once clearly defined and have increased competition among banks, as well as other financial institutions. This increase in competition has caused banks and other financial service institutions to diversify their services and become more cost effective as a result of competition with one another and with new types of financial service companies, including non-bank competitors. The impact on us of federal legislation authorizing increased services by financial holding companies and interstate branching of banks has resulted in increased competition. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. The impact on banks and other financial institutions of these market dynamics and legislative and regulatory changes has been increased customer awareness of product and service differences among competitors and increased merger activity.

Office Properties

        We conduct business at our main office located at 900 Bedford Street, Stamford, Connecticut and at branch offices located at 838 High Ridge Road, Stamford, Connecticut, 100 Mason Street, Greenwich, Connecticut, 184 Sound Beach Avenue, Old Greenwich, Connecticut, 16 River Street and 365 Westport Avenue in Norwalk, Connecticut, One Danbury Road and 5 River Road in Wilton, Connecticut and 800 Post Road in Darien, Connecticut. Our mortgage origination offices are located at 1177 Summer Street, Stamford, Connecticut and 200 Broad Hollow Road, Melville, New York. We also lease space for additional parking at our main office. In March 2005, we entered into a lease for a new branch location in Southport, Connecticut which expires on March 22, 2015.

        We lease space for all of our offices and facilities. Lease commencement dates for office locations range from January 1, 2001 to September 1, 2004 and lease expiration dates fall between December 31, 2005 and October 15, 2014. Most of our leases contain rent escalation provisions as well as renewal options for one or more additional terms. Our leased space is in good condition, covered by insurance and adequate for our current needs.

        We have sublet and licensed excess space in two of our locations to one of our directors. See "Management—Transactions with Management and Others."

Employees

        As of March 31, 2005, we had 94 full-time employees and seven part-time employees. None of our employees is covered by a collective bargaining agreement, and we believe that our relationship with our employees is good.

Legal Proceedings

        Neither we nor the Bank have any pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or the Bank is a party or any of our property is subject.

Supervision and Regulation

        As a bank holding company, our operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve Board. The Federal Reserve Board has established capital adequacy guidelines for bank holding companies that are similar to the OCC's capital guidelines applicable to the Bank. The Bank Holding Company Act of 1956, as amended, or the BHC Act limits the types of companies that a bank holding company may acquire or organize and the activities in which it or they may engage. In general, bank holding companies and their subsidiaries are only permitted to engage in, or acquire direct control of any company engaged in, banking or in a business so closely related to banking as to be a proper incident thereto. Federal legislation enacted in 1999 authorizes certain entities to register as financial holding companies. Registered financial holding companies are permitted to engage in businesses, including securities and investment banking businesses, which are prohibited to bank holding companies. While the creation of financial holding companies is evolving, to date there has been no significant impact on us.

        Under the BHC Act, we are required to file annually with the Federal Reserve Board a report of our operations. We, the Bank and any other subsidiaries are subject to examination by the Federal Reserve Board. In addition, we will be required to obtain the prior approval of the Federal Reserve Board to acquire, with certain exceptions, more than 5% of the outstanding voting stock of any bank or bank holding company, to acquire all or substantially all of the assets of a bank or to merge or consolidate with another bank holding company. Moreover, we, the Bank and any other subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit or provision of any property or services. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on issuing any extension of credit to us or any of its subsidiaries or making any investments in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. If we want to engage in businesses permitted to financial holding companies but not to bank holding companies, we would need to register with the Federal Reserve Board as a financial holding company.

Payment of Dividends

        The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that bank holding company's net income for the past year is sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with the bank holding company's capital needs, asset quality and overall financial condition. The Federal Reserve Board has also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to applicable law, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the bank holding company's bank subsidiary is classified as "undercapitalized."

        A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated retained earnings. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

        The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Riegle-Neal Act allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent that such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limits contained in the Riegle-Neal Act.

        We are subject to capital adequacy rules and guidelines issued by the OCC, the Federal Reserve Board and the FDIC and the Bank is subject to capital adequacy rules and guidelines issued by the OCC. These substantially identical rules and guidelines require us to maintain certain minimum ratios of capital to adjusted total assets and/or risk-weighted assets. Both we and the Bank comply with these rules and guidelines. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, the federal regulatory agencies are required to implement and enforce these rules in a stringent manner. We are also subject to applicable provisions of Connecticut law insofar as they do not conflict with, or are not otherwise preempted by Federal banking law.

        The Bank's operations are subject to regulation, supervision and examination by the OCC and the FDIC.

        Federal and state banking regulations regulate, among other things, the scope of the business of a bank, a bank holding company or a financial holding company, the investments a bank may make, deposit reserves a bank must maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions. The Bank is a member of the Federal Reserve System and is subject to applicable provisions of the Federal Reserve Act and regulations thereunder. The Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws. The Bank is also subject to the comprehensive provisions of the National Bank Act.

        The OCC regulates the number and locations of the branch offices of a national bank. The OCC may only permit a national bank to maintain branches in locations and under the conditions imposed by state law upon state banks. At this time, applicable Connecticut banking laws do not impose any material restrictions on the establishment of branches by Connecticut banks throughout Connecticut.

        The earnings and growth of us, the Bank and the banking industry are affected by the monetary and fiscal policies of the United States Government and its agencies, particularly the Federal Reserve Board. The Open Market Committee of the Federal Reserve Board implements national monetary policy to curb inflation and combat recession. The Federal Reserve Board uses its power to adjust interest rates in United States Government securities, the Discount Rate and deposit reserve retention rates. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits. They also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

        In addition to other laws and regulations, we are subject to the Community Reinvestment Act, or the CRA, which requires the federal bank regulatory agencies, when considering certain applications involving us or the Bank, to consider our record of helping to meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The CRA was originally enacted because of concern over unfair treatment of prospective borrowers by banks and over unwarranted geographic differences in lending patterns. Existing banks have sought to comply with CRA in various ways; some banks have made use of more flexible lending criteria for certain types of loans and borrowers (consistent with the requirement to conduct safe and sound operations), while other banks have increased their efforts to make loans to help meet identified credit needs within the consumer community, such as those for home mortgages, home improvements and small business loans. For example, this may include participation in various government insured lending programs, such as Federal Housing Administration insured or Veterans Administration guaranteed mortgage loans, Small Business Administration loans, and participation in other types of lending programs such as high loan-to-value ratio conventional mortgage loans with private mortgage insurance. To date, the market area from which we draw much of our business is Stamford, Greenwich, Norwalk, Wilton and Darien, which locations are characterized by a very diverse ethnic, economic and racial cross-section of the population. As we continue to expand, the market areas served by us will continue to evolve. We have not and will not adopt any policies or practices, which discourage credit applications from, or unlawfully discriminate against, individuals or segments of the communities served by us.

        On October 26, 2001, the Uniting and Strengthening America by Providing Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act, was enacted to further strengthen domestic security following the September 11, 2001 terrorist attacks. This Act amends various federal banking laws, particularly the Bank Secrecy Act, with the intent to curtail money laundering and other activities that might be undertaken to finance terrorist actions. Financial institutions in the United States are required to enhance already established anti-money laundering policies, procedures and audit functions and ensure that controls are reasonably designed to detect instances of money laundering through certain correspondent or private banking accounts. Financial institutions are also required to verify customer identification, maintain verification records and cross check names of new customers against government lists of known or suspected terrorists.

        On July 20, 2002, the Sarbanes-Oxley Act of 2002 was enacted, the primary purpose of which is to protect investors through improved corporate governance and heightened responsibilities of, and disclosures by, public companies. The Act contains provisions for the limitations of services that external auditors may provide as well as requirements for the credentials of audit committee members. In addition, the principal executive and principal financial officers are required to certify in quarterly and annual reports that they have reviewed the report; and based on the officers' knowledge, the reports accurately present the financial condition and results of operations of the company and contain no untrue statement or omission of material fact. The officers also certify their responsibility for establishing and maintaining a system of internal controls which insure that all material information is made known to the officers; this certification also includes the evaluation of the effectiveness of disclosure controls and procedures and their impact upon financial reporting. Section 404 of the Act, requires that each annual report include an internal control report which states that it is the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting, as well as an assessment by management of the effectiveness of the internal control structure and procedures for financial reporting. This section further requires that the external auditors attest to, and report on, the assessment made by management. In March 2005, the Securities and Exchange Commission, or the SEC, extended the Section 404 compliance dates for non-accelerated filers such as us (those issuers with non-affiliated public float of less than $75 million) to fiscal years ending on or after July 16, 2006. Due to the burdens on smaller companies in designing and implementing compliance with this section, this one year extension will provide smaller companies, such as us, with the necessary opportunity to more thoroughly evaluate their systems of internal controls.

        We do not anticipate that compliance with applicable federal and state banking laws will have a material adverse effect on our business or the business of the Bank. Neither we nor the Bank have any material patents, trademarks, licenses, franchises, concessions and royalty agreements or labor contracts, other than the charter granted to the Bank by the OCC. The Bank has, however, registered the trademark "Patriot" and the corresponding logo with the State of Connecticut Trademark Office. Compliance by us and the Bank with federal, state and local provisions which have been enacted or adopted regulating or otherwise relating to the discharge of material into the environment is not expected to have a material effect upon our capital expenditures, earnings or competitive position.

Security Ownership of Certain Beneficial Owners and Management

        The table below provides certain information about beneficial ownership of our common stock as of May 31, 2005. The table shows information for:

  •
  each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. The address of each person is care of us at our principal executive office, except for Mr. Lewis.

        The percentage ownership information below is based on a total of 2,489,391 shares of common stock outstanding before the offering, 3,018,803 shares of common stock outstanding after the offering, assuming the sale of the minimum number of shares available in this offering, and 3,195,274 shares of common stock outstanding after the offering, assuming the sale of the maximum number of shares available in this offering. For purposes of the table below, we treat shares of common stock subject to options that are currently exercisable or exercisable within 60 days after July 31, 2005 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other shareholder.

					Shares Owned After the Offering
						Percent
	Shares Owned Prior to the Offering
						Assuming Minimum Number of Shares Sold	Assuming Maximum Number of Shares Sold
Name				Shares to be Purchased in the Offering(1)
	Number		Percent		Number
5% Shareholder:
Barry Lewis(2)	201,439		8.1%	—	201,439	6.7%	6.3%
Directors and Executive Officers:
Angelo De Caro	682,000	(3)	27.4	58,823	740,823	24.5	23.2
John J. Ferguson	1,000		*	496	1,496	*	*
Brian A. Fitzgerald	375		*	49	424	*	*
John A. Geoghegan	5,917		*	1,764	7,681	*	*
L. Morris Glucksman	58,891	(4)	2.3	5,882	64,773	2.1	2.0
Charles F. Howell	25,000		1.0	12,420	37,420	1.2	1.2
Michael F. Intrieri	40,507	(5)	1.6	11,764	52,271	1.7	1.6
Robert F. O'Connell	16,036		*	4,411	20,447	*	*
Philip W. Wolford	19,468	(6)	*	1,470	20,938	*	*
Martin G. Noble	866		*	388	1,254	*	*
Marcus Zavattaro	76,011		3.1	—	76,011	2.5	2.4
All directors and executive officers as a group (13 persons)	928,717	(7)	36.8%	98,674	1,027,391	34.0	32.2

*
less than 1%

(1)
Reflects the purchase of an aggregate of $1.68 million of our common stock by the following individuals: Mr. De Caro ($1.0 million); Mr. Ferguson ($8,446); Mr. Fitzgerald ($842); Mr. Geoghegan ($30,000); Mr. Glucksman ($100,000); Mr. Howell ($211,149); Mr. Intrieri ($200,000); Mr. O'Connell ($75,000); Mr. Wolford ($25,000); and Mr. Noble ($6,600).

(2)
Mr. Lewis' address is 177 South Mountain Road, New City, New York 10956. We do not whether and to what extent Mr. Lewis may purchase shares of our common stock in this offering.

(3)
Includes 19,000 shares for which Mr. De Caro has sole voting power but in which he has no direct or indirect pecuniary interest.

(4)
Includes 3,200 shares held by Mr. Glucksman as Trustee for Roslyn Glucksman, Mr. Glucksman's wife; 1,000 shares owned solely by Roslyn Glucksman; 5,500 shares held by Mr. Glucksman as Trustee for Rayna Glucksman, Mr. Glucksman's daughter; 5,500 shares held by Mr. Glucksman as Trustee for Janna Glucksman, Mr. Glucksman's daughter; and 10,800 shares held as Trustee for other than immediate family members. Also includes 17,133 shares of common stock issuable upon exercise of stock options exercisable within 60 days after July 31, 2005.

(5)
Includes 1,200 shares held in joint tenancy with Karen Intrieri, Mr. Intrieri's wife, and 651 shares owned solely by Karen Intrieri; 600 shares held by Michael J. Intrieri, Mr. Intrieri's son, and 1,500 shares owned jointly by father and son; and 600 shares held by Jason Intrieri, Mr. Intrieri's son, and 1,500 shares owned jointly by father and son. Also includes 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after July 31, 2005.

(6)
Includes 84 shares held in joint tenancy with, Regine Vantieghem, Mr. Wolford's wife; 83 shares held in joint tenancy with Jack A. Wolford, Mr. Wolford's father; 83 shares held in joint tenancy with Kathryn Rachel Wolford, Mr. Wolford's mother. Also includes 9,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after July 31, 2005.

(7)
Includes 36,133 shares of common stock issuable upon exercise of stock options exercisable within 60 days after July 31, 2005.

Management

Executive Officers and Directors

        The table below lists our executive officers and directors as of July 31, 2005:

Name	Age	Position
Angelo De Caro	62	Chairman and Chief Executive Officer of us; Chairman of the Bank
Charles F. Howell	56	President and Vice Chairman of us; President and Chief Executive Officer of the Bank
Robert F. O'Connell	56	Senior Executive Vice President, Chief Financial Officer and Director of us and the Bank
Philip W. Wolford	57	Chief Operating Officer, Secretary and Director of us and the Bank
Michael A. Capodanno	44	Senior Vice President and Controller of us and the Bank
John Kantzas	69	Executive Vice President and Cashier of the Bank
Martin G. Noble	55	Executive Vice President and Senior Lending Officer of the Bank
Marcus Zavattaro	40	Executive Vice President of the Bank
John J. Ferguson(1)(2)	65	Director of us and the Bank
Brian A. Fitzgerald(1)	56	Director of us and the Bank
John A. Geoghegan(2)	63	Director of us and the Bank
L. Morris Glucksman(2)	57	Director of us and the Bank
Michael F. Intrieri(1)(2)	61	Director of us and the Bank

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

        Angelo De Caro has served as our director since our organization in 1999 and as our Chairman since his election in 2001. He has also served as our Chief Executive Officer since 2001 and was our President and Chief Executive Officer from our organization in 1999 to 2001. He has served as a director of the Bank since 1998, as Chairman of the board of directors of the Bank since September 2000, and as Chief Executive Officer of the Bank from June 1999 until October 2000. Mr. De Caro has been a private investor from 1996 to present. Mr. De Caro was a General Partner and Senior Financial Officer of Goldman, Sachs & Co. from 1979 to 1996. In addition he served on the Executive Committees of Goldman Sachs Swiss Private Bank and Goldman Sachs Trust Services.

        Charles F. Howell has served as our Vice Chairman since 2000 and as our President since 2001. He has also served as a director and President and Chief Executive Officer of the Bank since 2000. From 1998 to 2000, Mr. Howell was a director and President of Summit Bank Connecticut. He also served as Executive Vice President, Chief Operating Officer and a director of each of NSS Bank from 1994 to 1998, and NSS Bancorp from the date of formation in 1997 to 1998.

        Robert F. O'Connell has served as our director and Senior Executive Vice President and Chief Financial Officer since 2001 and as our Executive Vice President and Chief Financial Officer from 2000 to 2001. He has also served as a director and Senior Executive Vice President and Chief Financial Officer of the Bank since 2001 and as Executive Vice President and Chief Financial Officer of the

Bank from 2000 to 2001. From 1994 to 2000, Mr. O'Connell served as Senior Vice President and Chief Financial Officer of New Canaan Bank and Trust Company and Treasurer/Senior Financial Officer of its successor, Summit Bank, New Canaan, Connecticut.

        Philip W. Wolford has served as our Chief Operating Officer and Secretary since June 2000. He has also served as Chief Operating Officer and Secretary of the Bank since September 2000. Mr. Wolford was our President and Secretary from December 1999 until June 2000. He was President, Chief Executive Officer and Secretary of the Bank from September 1994 until June 1999 and President and Secretary of the Bank from August 1999 until September 2000. Mr. Wolford has served as our director since 1999 and a director of the Bank since 1994.

        Michael A. Capodanno has served as our Senior Vice President and Controller since April 2004. He has also served as Senior Vice President and Controller of the Bank since April 2004 and as Vice President and Controller of the Bank from 2001 to 2004. Mr. Capodanno was the Chief Financial Officer of The Greenwich Bank & Trust Company from 2000 to 2001.

        John Kantzas has served as Executive Vice President and Cashier of the Bank since 1994.

        Martin G. Noble has served as Executive Vice President and Senior Loan Officer of the Bank since February 1999. From 1996 to 1999, he served as Vice President and Manager—Risk Management for Cityscape Corporation, a mortgage banking company.

        Marcus Zavattaro has served as Executive Vice President of the Bank and the Division Sales Manager of the Bank's Residential Lending Group since 2004. From 1999 to 2004, Mr. Zavattaro served as Executive Vice President of the Bank and President of the Pinnacle Financial Division of the Bank. From 1994 to 1999, he served as President of Pinnacle Financial Corp., a mortgage broker.

        John J. Ferguson has served as a director of us and the Bank since 2001. He is a Senior Partner of the law firm of Bleakley Platt & Schmidt LLP, New York, New York.

        Brian A. Fitzgerald has served as a director of us and the Bank since March 2005. He has also served as the Finance Director and Property Manager at Villa Maria Education Center in Stamford, Connecticut since 2001. From 1999 to 2001, Mr. Fitzgerald served as the Finance Director and Controller of Chromacol, a developer of consumables and accessories for chromatography. Mr. Fitzgerald was chairman of the audit committee of Summit Bank of Connecticut from 1999 to 2001, chairman of the audit committee of NSS Bancorp from 1997 to 1998, and chairman of the audit committee of NSS Bank from 1995 to 1997.

        John A. Geoghegan has served as a director of us and the Bank since 1998. He is a Resident Principal (Partner) of the law firm of Gellert & Klein, P.C., Purchase, New York and its predecessor firm. Previously, Mr. Geoghegan was a director of Barclays Bank, N.A. for over eighteen years.

        L. Morris Glucksman has served as a director of us and the Bank since 1993. Mr. Gluckman is a practicing attorney in Stamford, Connecticut.

        Michael F. Intrieri has served as a director of us and the Bank since 1993. He is a facilitator in the Stamford, Connecticut Public School System. Mr. Intrieri holds an Ed.D. in education and counseling and is a licensed real estate broker.

Executive Compensation

  Compensation of Directors

        Our directors who are also officers do not receive compensation for service as members of the board of directors or committees thereof. However, non-officer directors of the Bank receive a fee of $500 for each meeting of the board of directors attended, and $400 for each meeting of a standing committee of the board of directors attended. In addition, non-officer directors who serve as the chair of a board committee that meets at least four times in a year receive an additional $2,000 per year.

        Currently, members of the Bank's board of directors, who serve on the board for five years, receive the cash equivalent of 1,500 shares of our common stock upon resignation or retirement from the board. This policy will terminate as of the date of the annual meeting in 2006. Pursuant to a new policy adopted by our board in February 2005, starting in 2005, outside directors serving on the board will receive an annual award of our common stock at the time of each year's annual meeting valued at $5,000 based on the last reported sales price on the trading day immediately preceding the annual meeting. The award will be prorated for directors who have served less than a full year.

  Cash Compensation of Executive Officers

        The following table sets forth certain information with respect to the compensation of our Chief Executive Officer and our four most highly compensated executive officers during the year ended December 31, 2004.

Summary Compensation Table

Long-Term Compensation Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	LTIP Payouts ($)	All Other Compensation $ (1)
Angelo De Caro Chairman and Chief Executive Officer of us and Chairman of the Bank	2004 2003 2002	127,846 77,885 84,615	54,323 77,004 57,947	— — —	— — —
Charles F. Howell President and Vice Chairman of us and President and Chief Executive Officer of the Bank	2004 2003 2002	227,308 188,134 171,154	54,323 77,004 57,947	101,770 54,925 29,544	6,150 3,032 1,572
Robert F. O'Connell Senior Executive Vice President and Chief Financial Officer of us and the Bank	2004 2003 2002	169,861 155,630 144,284	54,323 77,004 57,947	— — —	6,150 3,048 1,573
Marcus Zavattaro Executive Vice President of the Bank	2004 2003 2002	150,000 150,000 158,700	41,956 303,620 183,303	— — —	6,150 2,431 1,172
Martin G. Noble Executive Vice President of the Bank	2004 2003 2002	152,185 134,891 128,115	44,182 62,630 47,130	— — —	6,150 1,507 376

(1)
The amounts in this column represent our contribution to the executive's account under our 401(k) plan.

Other Remuneration

        Neither we nor the Bank afforded any perquisites or personal benefits for executive officers during 2004 that might be attributable to normal management or executive fringe benefits such as automobiles and country club membership.

Employment and Change of Control Agreements

        We and the Bank entered into a three-year employment agreement with Charles F. Howell, dated October 23, 2003, pursuant to which Mr. Howell serves as President and Chief Executive Officer of the Bank and as President of us until December 31, 2006. Mr. Howell's base salary was $225,000 for the first year, $240,000 for the second year and will be $260,000 for the third year. Mr. Howell is entitled to receive annual discretionary cash bonuses in amounts to be determined by the board of directors.

        If Mr. Howell's employment is terminated for cause (as defined in the agreement) or because of his death or disability, all unvested restricted stock awards and options will be forfeited. Mr. Howell was issued stock grants under his prior employment contract and may participate in future option grants if made by us. In the event that Mr. Howell's employment terminates for any other reason, including termination following a change of control (as defined in the agreement), all restricted stock awards and options will vest immediately.

        In the event of the early termination of the agreement with Mr. Howell for any reason other than cause, he would be entitled to receive a lump sum payment equal to the greater of the aggregate salary payments that would be made to him for the remaining term of the agreement or 18 months of his stipulated base salary at the time of termination. In connection with a change of control (as defined in the agreement), in addition to immediate vesting of all restricted stock awards and options or cash payments in lieu thereof, Mr. Howell would be entitled to receive a lump sum cash payment equal to two times the greater of (i) Mr. Howell's then annual base salary; (ii) Mr. Howell's cash compensation from the Bank for services rendered for the last full calendar year immediately preceding the change of control; or (iii) Mr. Howell's average annual cash compensation for the two most recent taxable years ending before the date on which the change of control occurs.

        We and the Bank entered into an employment agreement with Robert F. O'Connell, dated November 3, 2003, pursuant to which Mr. O'Connell serves as Chief Financial Officer and Senior Executive Vice President of the Bank until December 31, 2007. Mr. O'Connell's base salary is currently $175,000, subject to review and increase by the board of directors each year. If Mr. O'Connell's employment terminates without cause (as defined in the agreement), Mr. O'Connell would be entitled to a lump sum payment equal to the aggregate salary payments (based on the rate then in effect) for the balance of the employment period. If Mr. O'Connell's employment terminates without cause following a change of control, as defined in the agreement, he would be entitled to receive the greater of the amount described in the preceding sentence or the amount payable pursuant to his change of control agreement described below.

        The Bank also entered into a change of control agreement with Mr. O'Connell pursuant to which he would be entitled to receive a lump sum cash payment if a change of control, as defined in the agreement, occurs while he is a full-time officer of the Bank or within six months following termination of his employment other than for cause, as defined in the agreement, or by death or disability. The amount of the payment would be equal to the greater of two times (i) the then current year's base salary or (ii) Mr. O'Connell's total compensation, including salary and any cash incentive compensation from the Bank for the last full calendar year preceding the change of control.

        The Bank entered into an employment agreement, dated January 1, 2005, with Marcus Zavattaro pursuant to which Mr. Zavattaro serves as Executive Vice President of the Bank and Division Sales Manager of the Bank's Residential Lending Group until December 31, 2005. Mr. Zavattaro is entitled to receive salary and commissions totaling between $150,000 and $400,000 depending upon the amount of the fee income he generates from mortgage transactions. In addition, Mr. Zavattaro is entitled to receive incentive payments if the Residential Lending Group meets certain annual financial targets.

        The Bank has also entered into a change of control agreement with Martin G. Noble pursuant to which he would be entitled to receive a lump sum cash payment equal to his annual base salary if a change of control, as defined in the agreement, occurs while he is a full-time officer of the Bank or within six months following termination of his employment other than for cause, as defined in the agreement, or by death or disability.

        Exercise of rights under a change of control agreement by any executive officer will not result in adverse tax consequences to us under Section 280G of the Code.

Options and Stock Appreciation Rights

        During 2004, we did not grant stock options or stock appreciation rights to any of the named executive officers.

        During 2001, we adopted the Patriot National Bancorp, Inc. 2001 Stock Appreciation Rights Plan. Under the terms of the plan, we may grant stock appreciation rights, or SARs, to our officers that entitle them to receive upon exercise, in cash or shares of common stock, the appreciation in the value of the common stock from the date of grant. Each award vests at the rate of 20% per year from the date of grant. Any unexercised rights will expire ten years from the date of grant. As of May 31, 2005, there were 14,400 SARs issued and outstanding.

        In connection with our holding company reorganization in 1999, we adopted the Bank's stock option plan. Under such plan, an aggregate of 110,000 shares were available for issuance thereunder, all of which have been awarded. There are no shares available for future grant under this plan.

        The following table sets forth information as to options exercised by the named executive officers during 2004 and the values of options and stock appreciation rights as of December 31, 2004.

Aggregated Option/SAR Exercises In Last Fiscal Year and
FY-End Option/SAR Values

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SAR's at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable
Angelo DeCaro	—	—	—	—
Charles F. Howell	—	—	25,000/15,000	248,850/114,550
Robert F. O'Connell	—	—	3,600/2,400	35,496/23,664
Marcus Zavattaro	—	—	—	—
Martin G. Noble	—	—	3,600/2,400	35,496/23,664

Securities Authorized for Issuance under Equity Compensation Plans

        The following table presents information as of December 31, 2004 for our equity compensation plans.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	110,000		$10.13	—
Equity compensation plans not approved by shareholders	—		—	—

Total	110,000	(1)	$10.13	—

(1)
Options to purchase 3,000 shares of common stock were exercised during the quarter ended March 31, 2005. Options exercisable for the purchase of 107,000 shares of common stock remain outstanding at May 31, 2005.

Transactions with Management and Others

        In the ordinary course of business, the Bank has made loans to officers and directors (including loans to members of their immediate families and loans to companies of which a director owns 10% or more). The total amount of loans to officers and directors outstanding as of December 31, 2004 was $198,586. In the opinion of management, all of such loans were made in the ordinary course of business of the Bank on substantially the same terms, including interest rates and collateral requirements, as those then prevailing for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

        We have entered into two sublease agreements with one of our directors, L. Morris Glucksman, Esq., for approximately 1,100 square feet of space in the building at 900 Bedford Street and 150 square feet of space in the building at 838 High Ridge Road, each at rental rates not to exceed the rental rates paid by us from time to time. The Bedford Street lease has expired but Mr. Glucksman continues to occupy the space on a month-to-month basis at the same rent. The High Ridge Road lease is revocable at any time.

Description of Capital Stock

General

        Our authorized capital stock currently consists of 30,000,000 shares of common stock, par value $2.00 per share, and 1,000,000 shares of preferred stock, no par value per share. On July 29, 2005, a total of 2,489,391 shares of common stock were outstanding and an additional 107,000 shares were reserved for issuance upon exercise of outstanding stock options. There are no shares of preferred stock outstanding. As of July 29, 2005, we had approximately 730 shareholders of record.

        The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. Holders have cumulative voting rights in all elections of directors. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Market Price of Common Stock and Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and liabilities (including all deposits in the Bank and interest accrued thereon) and any liquidation preference owed to any holders of then-outstanding preferred stock are paid. No shares of preferred stock will be outstanding immediately after the closing of this offering. The common stock represents nonwithdrawable capital and will not be an account that is insurable by the FDIC. All common stock that is outstanding as of the date of this prospectus, as well as all shares we are selling in this offering, upon issuance and sale, will be fully-paid and nonassessable.

Preferred Stock

        Our board of directors is currently authorized to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights of each series. These rights may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms, and the number of shares that constitute any series. The board of directors may exercise this authority subject to certain regulatory approvals, but without any further action by our shareholders.

        We believe the power to issue preferred stock will provide our board of directors with flexibility in connection with certain possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of our common stock, restrict their rights to receive payment upon liquidation, and have the effect of delaying, deferring, or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Stock Options

        At the closing of our holding company reorganization in 1999, a total of 110,000 options to purchase shares of the Bank's common stock were automatically converted into options to purchase 110,000 shares of our common stock at a weighted average exercise price of $10.13 per share, subject to adjustment in the event of a stock split, stock dividend, combination, or similar transaction. Options to purchase an aggregate of 107,000 remained outstanding as of July 31, 2005. These options will expire on August 12, 2009.

Anti-Takeover Measures

  Connecticut Law

        The laws of the State of Connecticut, where we are incorporated, impose restrictions on certain transactions between certain domestic corporations and significant shareholders. Section 33-844 of the Connecticut Business Corporation Act prohibits certain publicly-held domestic corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested shareholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder's purchase of stock, unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by the board of directors, by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control, which could depress the market price of our common stock and deprive shareholders of opportunities to realize a premium on shares of common stock held by them.

  Charter and By-law Provisions

        In addition to the board of directors' ability to issue shares of preferred stock, our certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. The following description is a summary of the provisions of the certificate of incorporation and bylaws.

  •
  Our bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election as directors;

  •
  Our by-laws include a provision prohibiting stockholder action by written consent; and

  •
  Under the certificate of incorporation and by-laws, our board of directors may enlarge the size of the board and fill the vacancies.

Rights Plan

        On April 15, 2004, our board adopted a shareholder rights plan that could make it more difficult for a person to acquire a controlling interest in us. Under the shareholder rights plan, a dividend of one common stock purchase right was distributed on each outstanding share of our common stock. Each right entitles a shareholder to buy 8.152 shares of our common stock at a price of $60, subject to adjustment. The rights remain attached to the common stock until they become exercisable upon certain triggering events, including the acquisition of more than 15% of our common stock by any person or the commencement of a tender offer or exchange offer for our common stock. Angelo De Caro, our Chairman, is not considered an "Acquiring Person" (as defined in the rights plan) for the purposes of the rights plan. We will be entitled to redeem the rights at $0.001 per right at any time before the trigger date. The rights expire after ten years, unless the holders exercise them, or we redeem or exchange them, before that date.

Regulatory Restrictions

        The Federal Change in Bank Control Act provides that no person, acting directly or indirectly or together with one or more other persons, may acquire control of a bank holding company, unless the Federal Reserve Board has been given 60 days prior written notice. Control means acquiring the ownership, control, or the power to vote 25% or more of any class of a bank holding company's voting stock. A person means an individual, corporation, partnership, and certain other entities. An acquiring person is presumed to acquire control if the person acquires the ownership, control or the power to vote 10% or more of any class of the holding company's voting stock if (a) the bank holding company's shares are registered under Section 12 of the Securities and Exchange Act of 1934, or 1934 Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of our common stock.

        The Federal Reserve Board may prohibit an acquisition of control if:

  •
  It would result in a monopoly or substantially lessen competition;

  •
  The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

  •
  The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

        The BHCA provides that a company may not acquire control of a bank, directly or indirectly, without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. Under federal regulations, the term "company" is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities. "Control" is deemed to exist if a company has voting control, directly or indirectly, of at least 25% of any class of a bank's voting stock. Control may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

        An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of our common stock and (b) before any other company could acquire 25% or more of our common stock.

Transfer Agent and Registrar

        The Registrar and Transfer Company, Cranford, New Jersey acts as the transfer agent and registrar for our common stock.

Legal Matters

        The validity of the shares of common stock offered hereby will be passed upon for us by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut. Certain legal matters regarding the offering will be passed upon for Sandler O'Neill & Partners, L.P. by Patton Boggs LLP, Washington, D.C.

Experts

        Our consolidated annual financial statements appearing in this prospectus and the registration statement on Form SB-2 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance on such report upon the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

        We are subject to the informational requirements of the 1934 Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, to register the common stock to be sold in the offering. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at "http://www.sec.gov."

        "Patriot" and the corresponding logo are our trademarks.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Patriot National Bancorp, Inc. and Subsidiary
Stamford, Connecticut

        We have audited the accompanying consolidated balance sheets of Patriot National Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot National Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

New Haven, Connecticut
March 3, 2005

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from banks (Note 2)	$6,670,409	$4,023,732
Federal funds sold	37,500,000	15,000,000
Short-term investments	11,460,057	10,430,939

Cash and cash equivalents	55,630,466	29,454,671
Available for sale securities (at fair value) (Note 3)	76,269,475	90,562,083
Federal Reserve Bank stock	692,600	691,150
Federal Home Loan Bank stock (Note 7)	1,296,700	1,077,300
Loans receivable (net of allowance for loan losses: 2004 $3,481,525; 2003 $2,934,675) (Note 4)	263,874,820	214,420,528
Accrued interest receivable	1,758,339	1,470,622
Premises and equipment, net (Notes 5 and 8)	2,132,633	1,421,098
Deferred tax asset (Note 9)	1,677,042	1,524,125
Goodwill (Note 10)	930,091	930,091
Other assets (Note 7)	784,789	917,381

Total assets	$405,046,955	$342,469,049

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits (Note 6):
Noninterest bearing deposits	$42,584,120	$30,477,295
Interest bearing deposits	324,421,205	259,514,887

Total deposits	367,005,325	289,992,182
Repurchase agreements (Note 7)	—	5,700,000
Federal Home Loan Bank borrowings (Note 7)	8,000,000	17,000,000
Subordinated debt (Note 7)	8,248,000	8,248,000
Capital lease obligation (Note 8)	—	103,941
Collateralized borrowings	—	249,444
Accrued expenses and other liabilities	2,037,196	2,395,569

Total liabilities	385,290,521	323,689,136

Commitments and Contingencies (Notes 7, 8, 11 and 13)
Shareholders' equity (Notes 11 and 14)
Preferred stock, no par value: 1,000,000 shares authorized; no shares issued	—	—
Common stock, $2 par value: 30,000,000 shares authorized; shares issued and outstanding: 2004 2,486,391; 2003 2,408,607	4,972,782	4,817,214
Additional paid-in capital	11,830,173	11,519,037
Retained earnings	3,346,718	2,752,541
Accumulated other comprehensive loss—net unrealized loss on available for sale securities, net of taxes	(393,239)	(308,879)

Total shareholders' equity	19,756,434	18,779,913

Total liabilities and shareholders' equity	$405,046,955	$342,469,049

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
Interest and Dividend Income
Interest and fees on loans	$15,631,838	$12,782,457
Interest and dividends on investment securities	2,856,928	2,335,552
Interest on Federal funds sold	189,485	96,693

Total interest and dividend income	18,678,251	15,214,702

Interest Expense
Interest on deposits (Note 6)	6,213,732	4,861,152
Interest on Federal Home Loan Bank borrowings	371,699	327,020
Interest on subordinated debt	380,194	270,610
Interest on other borrowings	42,883	129,473

Total interest expense	7,008,508	5,588,255

Net interest income	11,669,743	9,626,447
Provision for Loan Losses (Note 4)	556,000	563,000

Net interest income after provision for loan losses	11,113,743	9,063,447

Noninterest Income
Mortgage brokerage referral fees	1,717,756	3,356,470
Loan origination and processing fees	408,152	668,410
Fees and service charges	465,018	378,415
Gain on sale of investment securities	—	307,739
Other income	111,278	102,706

Total noninterest income	2,702,204	4,813,740

Noninterest Expenses
Salaries and benefits (Note 12)	7,544,055	7,574,532
Occupancy and equipment expense, net	1,707,769	1,311,038
Data processing and other outside services	802,536	690,168
Professional services	386,110	301,016
Advertising and promotional expenses	369,638	332,852
Loan administration and processing expenses	209,283	404,231
Other operating expenses	1,237,159	1,045,630

Total noninterest expenses	12,256,550	11,659,467

Income before income taxes	1,559,397	2,217,720
Provision for Income Taxes (Note 9)	633,000	877,000

Net income	$926,397	$1,340,720

Basic income per share (Note 11)	$0.38	$0.56

Diluted income per share (Note 11)	$0.37	$0.55

Dividends per share	$0.135	$0.115

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2002	2,400,525	$4,801,050	$11,484,649	$1,688,158	$571,098	$18,544,955
Comprehensive income
Net income	—	—	—	1,340,720	—	1,340,720
Unrealized holding loss on available for sale securities, net of taxes (Note 16)	—	—	—	—	(879,977)	(879,977)

Total comprehensive income						460,743

Dividends	—	—	—	(276,337)	—	(276,337)
Issuance of capital stock	8,082	16,164	34,388	—	—	50,552

Balance at December 31, 2003	2,408,607	4,817,214	11,519,037	2,752,541	(308,879)	18,779,913

Comprehensive income
Net income	—	—	—	926,397	—	926,397
Unrealized holding loss on available for sale securities, net of taxes (Note 16)	—	—	—	—	(84,360)	(84,360)

Total comprehensive income						842,037

Dividends	—	—	—	(332,220)	—	(332,220)
Issuance of capital stock	77,784	155,568	311,136	—	—	466,704

Balance, December 31, 2004	2,486,391	$4,972,782	$11,830,173	$3,346,718	$(393,239)	$19,756,434

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities
Net income	$926,397	$1,340,720
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion of investment premiums and discounts, net	500,847	593,490
Provision for loan losses	556,000	563,000
Gain on sales of investment securities	—	(307,739)
Depreciation and amortization of premises and equipment	536,029	417,377
Loss on disposal of bank premises and equipment	3,804	2,037
Deferred income taxes	(101,212)	(230,089)
Change in assets and liabilities:
Increase in deferred loan fees	235,734	270,013
Increase in accrued interest receivable	(287,717)	(159,169)
Decrease in other assets	132,592	31,555
(Decrease) increase in accrued expenses and other liabilities	(373,139)	635,461

Net cash provided by operating activities	2,129,335	3,156,656

Cash Flows from Investing Activities
Purchases of available for sale securities	(16,020,313)	(71,907,123)
Proceeds from sales of available for sale securities	—	7,094,321
Proceeds from maturities of available for sale securities	6,000,000	8,200,000
Principal repayments on available for sale securities	23,676,009	24,964,017
Purchase of Federal Reserve Bank stock	(1,450)	(210,100)
Purchase of Federal Home Loan Bank stock	(219,400)	(456,000)
Net increase in loans	(50,246,026)	(44,458,602)
Purchases of premises and equipment	(1,251,368)	(1,058,215)
Proceeds from sale of bank premises and equipment	—	6,900
Investment in trust (Note 7)	—	(248,000)

Net cash used in investing activities	(38,062,548)	(78,072,802)

Cash Flows from Financing Activities
Net increase in demand, savings and money market deposits	17,330,022	14,596,528
Net increase in time certificates of deposit	59,683,121	57,484,394
Decrease in securities sold under repurchase agreements	(5,700,000)	—
Proceeds from FHLB borrowings	17,000,000	16,000,000
Principal repayments of FHLB borrowings	(26,000,000)	(3,000,000)
Proceeds from issuance of subordinated debt	—	8,248,000
Debt issuance costs	—	(240,000)
Decrease in other borrowings	(353,385)	(239,290)
Proceeds from issuance of common stock	466,704	50,552
Dividends paid on common stock	(317,454)	(264,092)

Net cash provided by financing activities	62,109,008	92,636,092

Net increase in cash and cash equivalents	26,175,795	17,719,946
Cash and cash equivalents
Beginning	29,454,671	11,734,725

Ending	$55,630,466	$29,454,671

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$7,020,278	$5,569,011

Income taxes	$850,970	$1,102,971

Supplemental Disclosure of Noncash Investing and Financing Activities
Unrealized holding losses on available for sale securities arising during the period	$(136,065)	$(1,419,317)

Accrued dividends declared on common stock	$87,024	$72,258

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Operations and Summary of Significant Accounting Policies

        Patriot National Bancorp, Inc. (the "Company"), a Connecticut corporation, is a bank holding company that was organized in 1999. On December 1, 1999, all the issued and outstanding shares of Patriot National Bank (the "Bank") were converted into Company common stock and the Bank became a wholly owned subsidiary of the Company. The Bank is a nationally chartered commercial bank whose deposits are insured under the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. The Bank provides a full range of banking services to commercial and consumer customers through its main office in Stamford, Connecticut, and eight branch offices in Fairfield County, Connecticut. The Bank's customers are concentrated in Fairfield County, Connecticut and Westchester County, New York. The Bank also conducts mortgage brokerage operations in Connecticut and New York through its Residential Lending Group.

        On March 11, 2003, the Company formed Patriot National Statutory Trust I (the "Trust") for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on March 26, 2003, the first series of trust preferred securities were issued. In accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," ("FIN 46R") the Trust is not included in the Company's consolidated financial statement.

        The following is a summary of the Company's significant accounting principles:

Significant group concentrations of credit risk

        Most of the Company's activities are with customers located within Fairfield County, Connecticut and Westchester County, New York. Note 3 discusses the types of securities in which the Company invests. Note 4 discusses the types of lending in which the Company engages. The Company does not have any significant concentrations to any one industry or customer.

Principles of consolidation and basis of financial statement presentation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiary, PinPat Acquisition Corporation (currently inactive); and have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the balance sheet date and reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the evaluation of goodwill for impairment.

Cash and cash equivalents

        Cash and due from banks, Federal funds sold and short-term investments are recognized as cash equivalents in the consolidated financial statements. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed Federally insured limits. The Company has not experienced any losses from such concentrations. The short-term investment represents an investment in a money market mutual fund of a single issuer.

Investments in debt and marketable equity securities

        Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date.

        Debt securities, if any, that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. "Trading" securities, if any, are carried at fair value with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        The sale of a held to maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Loans held for sale

        Loans held for sale are those loans the Company has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at the trade dates, and are determined by the difference between the sales proceeds and the carrying value of the loans. Loans are sold with servicing released.

Loans receivable

        Loans receivable are stated at their current unpaid principal balances and are net of the allowance for loan losses, net deferred loan origination fees and purchased loan premiums. The Company has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

        A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions in interest rates or deferral of interest or principal payments, due to the borrower's financial condition.

        Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses. A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

        Management considers all nonaccrual loans and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days, based on contractual terms, are considered minor collection delays, and the related loans are not considered to be impaired. The Company considers consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

Allowance for loan losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are considered impaired. For impaired loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. A risk rating system is utilized to measure the general component of the allowance for loan losses. Under this system, each loan is assigned a risk rating between one and nine, which has a corresponding loan loss factor assigned, with a rating of "one" being the least risk and a rating of "nine" reflecting the most risk or a complete loss. Risk ratings are assigned by the originating loan officer or loan committee at the initiation of the transactions and are reviewed and changed, when necessary, during the life of the loan. Loan loss reserve factors are multiplied against the balances in each risk rating category to arrive at the appropriate level for the allowance for loan losses. Loans assigned a risk rating of "six" or above are monitored more closely by the credit administration officers. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

        The Company's real estate loans are collateralized by real estate located principally in Connecticut and New York, and accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in regional real estate market conditions.

Interest and fees on loans

        Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. The accrual of interest income is discontinued whenever reasonable doubt exists as to its collectibility and generally is discontinued when loans are past due 90 days, based on contractual terms, as to either principal or interest. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reversed against interest income. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued if the loan is well secured, and it is believed all principal and accrued interest income due on the loan will be realized, and the loan is in the process of collection. A nonaccrual loan is restored to an accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt.

        Loan origination fees, net of direct loan origination costs, are deferred and amortized as an adjustment to the loan's yield generally over the contractual life of the loan, utilizing the interest method.

Loan brokerage activities

        The Company receives loan brokerage fees for soliciting and processing conventional loan applications on behalf of permanent investors. Brokerage fee income is recognized upon closing of loans for permanent investors.

Transfers of financial assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Other real estate owned

        Other real estate owned, if any, consists of properties acquired through, or in lieu of, loan foreclosure or other proceedings and is initially recorded at fair value at the date of foreclosure, which establishes a new cost basis. After foreclosure, the properties are held for sale and are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of acquisition is charged to the allowance for loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and valuation allowances are recorded as necessary to reduce the carrying amount to fair value less estimated cost of disposal. Revenue and expense from the operation of other real estate owned and valuation allowances are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Gains or losses are included in operations upon disposal.

Premises and equipment

        Premises and equipment are stated at cost for purchased assets, and at the lower of fair value or the net present value of the minimum lease payments required over the term of the lease for assets under capital leases, net of accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to ten years. Amortization of premises under capital leases is charged to operations using the straight-line method over the life of the lease. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Impairment of assets

        Long-lived assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

Goodwill

        Goodwill represents the cost in excess of net assets of businesses acquired and is tested for impairment annually, or more frequently under prescribed conditions.

Collateralized borrowings

        Collateralized borrowings represent the portion of loans transferred to other institutions under loan participation agreements. Such transfers were not recognized as sales due to recourse provisions and/or restrictions on the participant's right to transfer their portion of the loan.

Income taxes

        The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Related party transactions

        Directors and officers of the Company and the Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Note 15 contains details regarding related party transactions.

Earnings per share

        Basic earnings per share represents income available to common stockholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if potential dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method.

Stock compensation plans

        Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan, and stock warrants issued, have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, provides pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. There is no proforma disclosure required for 2004 and 2003, because no compensation cost related to stock options and warrants was attributed to those periods. See "Recent Accounting Pronouncements" below for developments regarding accounting for stock compensation plans.

Comprehensive income

        Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Fair values of financial instruments

        The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

    Cash and due from banks, federal funds sold, short-term investments and accrued interest receivable

    The carrying amount is a reasonable estimate of fair value.

    Securities

    Fair values, excluding restricted Federal Reserve Bank stock and Federal Home Loan Bank stock, are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying values of the Federal Reserve Bank stock and Federal Home Loan Bank stock approximate fair value based on the redemption provisions of the related stock.

    Loans receivable

    For variable rate loans which reprice frequently, and have no significant changes in credit risk, fair value is based on the loans' carrying value. The fair value of fixed rate loans is estimated by discounting the future cash flows using the year end rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Deposits

    The fair value of demand deposits, regular savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit and other time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.

    Borrowings

    For variable rate borrowings which reprice frequently, and short-term borrowings, fair value is based on carrying value. The fair value of fixed rate borrowings is estimated by discounting the future cash flows using current interest rates for similar available borrowings with the same remaining maturities.

    Off-balance-sheet instruments

    Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recent accounting pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. Transfers to qualified special-purpose entities ("QSPEs") and certain other interests in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities, FIN 46 would be required to be applied as of December 31, 2003. See Note 7 for the impact of the adoption of FIN 46 by the Company.

        In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. This Statement had no effect on the Company's financial statements.

        In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

        On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superseded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

        In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretive guidance (APB 25).

        The effect of SFAS 123(R) will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

        The Company will be required to apply SFAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be the quarter ending March 31, 2006.

        SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the non-vested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date. An entity will have the further option to either apply SFAS 123(R) to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

        The Company has not completed its study of the transition methods or made any decisions about how it will adopt FAS 123(R). However, the Company does not believe that the adoption of SFAS 123(R) related to existing share-based payment transactions will have a significant effect on the Company's financial statements.

        In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments," which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have any effect on the Company's financial position or results of operations.

Note 2.    Restrictions on Cash and Due From Banks

        The Company is required to maintain reserves against its respective transaction accounts and non-personal time deposits. At December 31, 2004 and 2003, the Bank was required to have cash and liquid assets of approximately $2,820,000 and $1,617,000, respectively, to meet these requirements. In addition, at December 31, 2004 and 2003, the Company was required to maintain $25,000 in the Federal Reserve Bank for clearing purposes.

Note 3.    Available for Sale Securities

        The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of available for sale securities at December 31, 2004 and 2003 are as follows:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency and sponsored agency obligations	$15,000,000	$937	$(177,642)	$14,823,295
Mortgage-backed securities	52,903,731	69,719	(527,270)	52,446,180
Money market preferred equity securities	9,000,000	—	—	9,000,000

	$76,903,731	$70,656	$(704,912)	$76,269,475

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency and sponsored agency obligations	$12,018,111	$7,500	$(159,993)	$11,865,618
Mortgage-backed securities	67,042,163	147,589	(493,287)	66,696,465
Money market preferred equity securities	12,000,000	—	—	12,000,000

	$91,060,274	$155,089	$(653,280)	$90,562,083

        The following table presents the Company's available for sale securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous loss position, at December 31, 2004:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agency and sponsored agency	$7,921,108	$(78,892)	$3,901,250	$(98,750)	$11,822,358	$(177,642)
Mortgage-backed securities	17,632,613	(134,422)	20,361,275	(392,848)	37,993,888	(527,270)

Totals	$25,553,721	$(213,314)	$24,262,525	$(491,598)	$49,816,246	$(704,912)

        At December 31, 2003, all unrealized losses on available for sale securities existed for a period of less than twelve months.

        At December 31, 2004, the Company had 27 available for sale securities in an unrealized loss position. Management believes that none of the unrealized losses on available for sale securities are other than temporary due to the fact that they relate to debt and mortgage-backed securities issued by U.S. Government, Government agencies and Government sponsored agencies, which the Company has both the intent and ability to hold until maturity or until the fair value fully recovers. Additionally, management considers the issuers of the securities to be financially sound, and expects to receive all contractual principal and interest related to these investments.

        At December 31, 2004 and 2003, available for sale securities with a carrying value of $1,280,000 and $7,599,558, respectively, were pledged to secure obligations under repurchase agreements and municipal deposits.

        The amortized cost and fair value of available for sale debt securities at December 31, 2004 by contractual maturity are presented below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or repaid without any penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Maturity:
1–5 years	$14,000,000	$13,822,983
5–10 years	1,000,000	1,000,312
Mortgage-backed securities	52,903,731	52,446,180

Total	$67,903,731	$67,269,475

        During 2003, proceeds from sales of available for sale securities were $7,094,321, and there were gross gains of $307,739 on such sales.

Note 4.    Loans Receivable and Allowance for Loan Losses

        A summary of the Company's loan portfolio at December 31, 2004 and 2003 is as follows:

	2004	2003
Real estate:
Commercial	$106,771,441	$96,339,220
Residential	36,965,661	21,772,759
Construction	74,598,919	57,122,445
Commercial	17,562,523	15,532,902
Consumer installment	1,386,709	1,861,924
Consumer home equity	30,874,894	25,607,775

Total loans	268,160,147	218,237,025
Premiums on purchased loans	313,754	—
Net deferred loan fees	(1,117,556)	(881,822)
Allowance for loan losses	(3,481,525)	(2,934,675)

Loans receivable, net	$263,874,820	$214,420,528

        The changes in the allowance for loan losses for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance, beginning of year	$2,934,675	$2,372,454
Provision for loan losses	556,000	563,000
Recoveries of loans previously charged-off	—	—
Loans charged-off	(9,150)	(779)

Balance, end of year	$3,481,525	$2,934,675

        At December 31, 2004 and 2003, the unpaid principal balances of loans delinquent 90 days or more were $522,751 and $315,127, respectively, and the unpaid principal balances of loans placed on nonaccrual status were $3,669,148 and $150,000, respectively. If nonaccrual loans had been performing in accordance with their original terms, the Company would have recorded approximately $18,000 of additional income during both of the years ended December 31, 2004 and 2003.

        The following information relates to impaired loans as of and for the years ended December 31, 2004 and 2003:

	2004	2003
Loans receivable for which there is a related allowance for credit losses	$150,000	$—

Loans receivable for which there is no related allowance for credit losses	$3,519,148	$150,000

Allowance for credit losses related to impaired loans	$22,500	$—

Average recorded investment in impaired loans	$2,990,191	$157,678

        During 2004, interest income collected and recognized on impaired loans was $184,565. There was no interest income on impaired loans collected or recognized in 2003. The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

        The Company's lending activities are conducted principally in Fairfield County, Connecticut and Westchester County, New York. The Company grants commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, residential developments and for land development projects. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability and willingness of borrowers to satisfy their loan obligations is dependent in large part upon the status of the regional economy and regional real estate market. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio and the recovery of a substantial portion of any resulting real estate acquired is susceptible to changes in market conditions.

        The Company has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 75% of the market value of the collateral at the date of the credit extension depending on the Company's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are accounts receivable, inventory, other business assets, marketable securities and time deposits. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows.

Note 5.    Premises and Equipment

        At December 31, 2004 and 2003, premises and equipment consisted of the following:

	2004	2003
Premises under capital lease	$—	$783,000
Leasehold improvements	1,811,187	1,372,576
Furniture, equipment and software	2,332,962	1,561,579

	4,144,149	3,717,155
Less accumulated depreciation and amortization	(2,011,516)	(2,296,057)

	$2,132,633	$1,421,098

        For the years ended December 31, 2004 and 2003, depreciation and amortization expense related to premises and equipment totaled $536,029 and $417,377, respectively.

Note 6.    Deposits

        At December 31, 2004 and 2003, deposits consisted of the following:

	2004	2003
Noninterest bearing	$42,584,120	$30,477,295

Interest bearing:
NOW	26,814,653	22,849,570
Savings	22,104,121	23,792,811
Money market	72,450,663	69,503,859
Time certificates, less than $100,000	131,764,662	92,574,784
Time certificates, $100,000 or more	71,287,106	50,793,863

Total interest bearing	324,421,205	259,514,887

Total deposits	$367,005,325	$289,992,182

        Interest expense on certificates of deposit in denominations of $100,000 or more was $1,883,047 and $1,297,461 for the years ended December 31, 2004 and 2003, respectively.

        Contractual maturities of time certificates of deposit as of December 31, 2004 are summarized below:

Due within:
1 year	$95,228,157
1–2 years	42,562,232
2–3 years	22,269,921
3–4 years	24,022,181
4–5 years	18,969,277

$203,051,768

Note 7.    Borrowings

Federal Home Loan Bank borrowings

        The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB"). At December 31, 2004, the Bank has the ability to borrow from the FHLB based on a certain percentage of the value of the Bank's qualified collateral, as defined in the FHLB Statement of Products Policy, comprised mainly of mortgage-backed securities delivered under collateral safekeeping to the FHLB, and a blanket lien on qualifying mortgage loans, at the time of the borrowing. In accordance with an agreement with the FHLB, the qualified collateral must be free and clear of liens, pledges and encumbrances. In addition, the Company has a $2,000,000 available line of credit with the FHLB. At December 31, 2004 and 2003, there were no advances outstanding under this line of credit. At December 31, 2004, other outstanding advances from the FHLB aggregated $8,000,000 at interest rates ranging from 1.93% to 5.11%, and at December 31, 2003, other outstanding advances aggregated $17,000,000 at interest rates ranging from 1.27% to 5.11%.

        The Bank is required to maintain an investment in capital stock of the FHLB in an amount equal to a percentage of its outstanding mortgage loans and contracts secured by residential properties, including mortgage-backed securities. No ready market exists for FHLB stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost since the Bank can redeem the stock with the FHLB at cost.

Repurchase agreements

        At December 31, 2004, the Company has available borrowings under repurchase agreements of $10,000,000, and no amounts outstanding at December 31, 2004. At December 31, 2003, the Company had $5,700,000 outstanding under short-term securities sold under agreements to repurchase at 1.25%.

Subordinated debt

        During 2003, the Company formed the Trust of which 100% of the Trust's common securities are owned by the Company. The Trust has no independent assets, and exists for the sole purpose of issuing trust securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company.

        The Trust issued $8,000,000 of trust preferred securities in 2003. Pursuant to FIN46R, issued in December 2003, the Company deconsolidated the Trust at December 31, 2003. As a result, the balance sheet as of December 31, 2003 includes $8,248,000 of subordinated debt, which was previously presented in the Company's 2003 quarterly unaudited balance sheets as $8,000,000 in trust preferred securities after a consolidation elimination entry of $248,000. The Company's investment in the Trust of $248,000 is included in other assets. The overall effect on the financial position and operating results of the Company as a result of the deconsolidation was not material.

        Trust preferred securities currently qualify for up to 25% of the Company's Tier I Capital, with the excess qualifying as Tier 2 Capital. On March 1, 2005, the Federal Reserve Board of Governors, which is the banking regulator for the Holding Company, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital, subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

        The subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which together with its obligations under the subordinated debentures and the declaration of trust governing the Trust, including its obligations to pay costs, expenses, debts and liabilities, other than trust securities, provides a full and unconditional guarantee of amounts on the capital securities. The subordinated debentures, which bear interest at three month LIBOR plus 3.15% (5.69% at December 31, 2004), mature on March 26, 2033 and can be redeemed at the Company's option in 2008.

        The duration of the Trust is 30 years with early redemption at par at the Company's option in 2008, or earlier in the event of certain regulatory or tax changes. The trust securities also bear interest at three month LIBOR plus 3.15%.

Other borrowings

        At December 31, 2004, the Bank also has the ability to borrow up to $3,000,000 in federal funds or letters of credit from its correspondent bank.

Maturity of borrowings

        The contractual maturities of the Company's borrowings at December 31, 2004, by year, are as follows:

	Fixed Rate	Floating Rate	Total
2005	$4,000,000	$—	$4,000,000
2006	1,000,000	—	1,000,000
2007	3,000,000	—	3,000,000
2008	—	—	—
2009	—	—	—
Thereafter	—	8,248,000	8,248,000

Total borrowings	$8,000,000	$8,248,000	$16,248,000

Note 8.    Commitments and Contingencies

Capital lease

        The Company leased the Bank's main office under a capital lease which expired in 2004. Premises under capital lease of $783,000 and related accumulated amortization of $730,800 as of December 31, 2003, were included in premises and equipment. During 2003, the Company entered into a new lease agreement for its existing main office that commenced in August 2004. This new lease was classified as an operating lease upon commencement.

        The Company is obligated under the lease to pay executory costs including insurance, property taxes, maintenance and other related expenses.

Operating leases

        The Company also has non-cancelable operating leases for its branch and mortgage brokerage offices. Under these lease agreements, the Company is required to pay certain executory costs such as insurance and property taxes. The Company also leases parking space under a noncancelable operating lease agreement and certain equipment under cancelable and noncancelable arrangements.

        Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2005	$926,360
2006	888,052
2007	744,607
2008	560,839
2009	503,017
Thereafter	2,265,723

$5,885,598

        Total rental expense charged to operations for cancelable and noncancelable operating leases was $876,132 and $630,002 for the years ended December 31, 2004 and 2003, respectively.

Employment Agreements

President's Agreement

        In October 2003, the Company and the Bank entered into an employment agreement (the "Agreement") with the Bank's President and Chief Executive Officer that expires on December 31, 2006. The Agreement provides for, among other things, a stipulated base salary for the first year of the Agreement, annual increases at each anniversary and a discretionary annual bonus to be determined by the Board of Directors.

        In the event of the early termination of the Agreement for any reason other than cause, the Company would be obligated to compensate the President in one lump sum payment, an amount equal to the higher of the aggregate salary payments that would be made to the President under the remaining term of the Agreement, or eighteen months of the President's stipulated base salary at the time of termination.

        The Agreement also includes change of control provisions that entitles the President to a lump sum payment of two times the greater of the President's stipulated base salary at the time of the change in control; total cash compensation, as defined, for the year preceding the change in control; or the average total cash compensation, as defined, for the two years preceding the change in control.

        The provisions of the early termination clause apply only to termination of the Agreement prior to a change of control. Termination of the Agreement following a change of control shall be governed by the change of control provisions.

        Under the terms of a prior employment agreement (the "Prior Agreement"), the Prior Agreement provided that the Company granted shares of the Company's common stock to the President on December 31, 2000, and annually thereafter through December 31, 2003. The number of shares granted was based on 30% of the President's stipulated base salary for the preceding annual employment period, as defined, and such shares granted would vest and be distributed to the President in four annual installments (with any balance distributed upon termination other than for cause). Compensation cost is being recognized over four years under the terms of the Prior Agreement. Under certain circumstances defined in the Prior Agreement, this stock grant may be settled in cash. The Prior Agreement also provided for the grant of options to purchase a minimum of 10,000 shares of the Company's common stock on December 31, 2000, and annually thereafter through December 2002, and on December 31, 2003, if the President remained employed by the Bank. In the event that the Company did not have stock options available to grant at any of the stipulated dates, which was the case at December 31, 2000, 2001, 2002 and 2003, the President may then elect, on a future determination date, as defined, to be chosen by the President, to receive cash compensation in the future equal to the difference between the value of the Company's stock at the time the options would have been granted, and the value of the Company's stock on the determination date. For the years ended December 31, 2004 and 2003, approximately $276,000 and $194,000, respectively, was charged to expense related to the stock and option compensation components of the Prior Agreement.

Other Employment Agreements

        Effective January 1, 2005, the Company entered into a one-year employment agreement with an officer of the Residential Lending Group division, which replaced a contract that expired on December 31, 2004. The agreement provides for, among other things, a minimum and maximum base salary and commission arrangement, as well as additional compensation based upon the achievement of certain other financial results, and for reimbursement of expenses incurred incidental to duties as an officer. The agreement terminates on December 31, 2005.

        In November 2003, the Company entered into an employment agreement with its Chief Financial Officer that expires on December 31, 2007. The agreement provides for, among other things, a stipulated base salary and annual discretionary bonuses as determined by the Board of Directors. In addition, the Chief Financial Officer has a change of control agreement that entitles the Chief Financial Officer to receive two years' compensation (as defined in the agreement) if a change of control (as defined in the agreement) occurs while the Chief Financial Officer is a full-time officer of the Bank or within six months following termination of employment other than for cause (as defined in the agreement) or by reason of death or disability.

        In addition, certain officers of the Company have change of control agreements that entitle such officers to receive one year's compensation (as defined in the agreements) if a change of control (as defined in the agreements) occurs while such officers are full time officers of the Company or within six months following termination of employment other than for cause (as defined in the agreements) or by reason of death or disability.

Stock Appreciation Rights Plan

        During 2001, the Company adopted the Patriot National Bancorp, Inc. 2001 Stock Appreciation Rights Plan (the "SAR Plan"). Under the terms of the SAR Plan, the Company may grant stock appreciation rights to officers of the Company that entitle the officers to receive, in cash or Company common stock, the appreciation in the value of the Company's common stock from the date of grant. Each award vests at the rate of 20% per year from the date of grant. Any unexercised rights will expire ten years from the date of grant. During 2001, the Company granted a total of 18,000 stock appreciation rights to three Company officers, and $99,216 and $36,576, respectively, was charged to operations under the SAR Plan for the years ended December 31, 2004 and 2003.

Legal Matters

        The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Other

        The Company expects to open one new branch office in 2005. Subsequent to December 31, 2004, the Company entered into a non-cancelable lease for this location.

Note 9.    Income Taxes

        The components of the income tax provision for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Current
Federal	$554,723	$842,241
State	179,489	264,848

Total	734,212	1,107,089

Deferred
Federal	(81,723)	(178,241)
State	(19,489)	(51,848)

Total	(101,212)	(230,089)

Provision for income taxes	$633,000	$877,000

        A reconciliation of the anticipated income tax provision (computed by applying the statutory Federal income tax rate to the income before income taxes) to the income tax provision as reported in the statements of income for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Provision for income taxes at statutory Federal rate	$530,200	$754,000
State taxes, net of Federal benefit	96,500	129,000
Dividends received deduction	(52,300)	(45,900)
Nondeductible expenses	16,800	10,900
Other	41,800	29,000

Total provision for income taxes	$633,000	$877,000

        At December 31, 2004 and 2003, the components of gross deferred tax assets and gross deferred tax liabilities are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,356,056	$1,172,111
Investment securities	241,017	189,312
Asset under capital lease	—	20,667
Premises and equipment	138,986	230,643
Accrued expenses	14,022	13,580
Other	—	7,206

Gross deferred tax assets	1,750,081	1,633,519

Deferred tax liabilities:
Tax bad debt reserve	69,347	109,394
Other	3,692	—

Gross deferred tax liabilities	73,039	109,394

Deferred tax asset, net	$1,677,042	$1,524,125

Note 10.    Goodwill

        Based on the Company's annual goodwill impairment tests performed in October 2004 and 2003, goodwill was not impaired for the years ended December 31, 2004 and 2003. In addition, no goodwill was acquired during 2004 and 2003.

Note 11.    Shareholders' Equity

Income Per Share

        The following is information about the computation of income per share for the years ended December 31, 2004 and 2003.

	2004
	Net Income	Shares	Per Share Amount
Basic Income Per Share
Income available to common shareholders	$926,397	2,449,679	$0.38
Effect of Dilutive Securities
Warrants and stock options outstanding	—	53,012	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$926,397	2,502,691	$0.37

	2003
	Net Income	Shares	Per Share Amount
Basic Income Per Share
Income available to common shareholders	$1,340,720	2,400,879	$0.56
Effect of Dilutive Securities
Warrants and stock options outstanding	—	42,357	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$1,340,720	2,443,236	$0.55

Stock warrants

        The Bank issued warrants to certain of the Bank's original organizing group and certain other individuals to purchase up to 95,000 shares of the Bank's common stock at the original public offering price of $6 per share. The obligations related to all warrants issued by the Bank were assumed by the Company. During 2004, all unexercised warrants expired.

        A summary of the status of the warrants at December 31, 2004 and 2003, and changes during the years ended on those dates, is as follows:

	2004		2003
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	83,484	$6.00	91,166	$6.00
Expired	5,700	6.00	—
Exercised	77,784	6.00	7,682	6.00

Outstanding at end of year	—		83,484	6.00

Exercisable at end of year	—		83,484	6.00

Stock options

        On August 17, 1999, the Bank adopted a stock option plan (the "Plan") for employees and directors, under which both incentive and non-qualified stock options could have been granted, and subsequently the Company assumed all obligations related to such options. The Plan provided for the grant of 110,000 non-qualified and incentive stock options in 1999 to certain directors of the Company, with an exercise price equal to the market value of the Company's stock on the date of grant. Such options were immediately exercisable and expire if unexercised ten years after the date of grant. The Company has reserved 110,000 shares of common stock for issuance under the Plan. No additional options may be granted under the Plan.

        A summary of the status of the stock options at December 31, 2004 and 2003 is as follows:

	2004		2003
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	110,000	$10.13	110,000	$10.13
Granted	—		—

Outstanding at end of year	110,000	10.13	110,000	10.13

Exercisable at end of year	110,000	10.13	110,000	10.13

        The weighted-average remaining contractual life for the options outstanding at December 31, 2004 is 4.7 years.

Rights Agreement

        On April 15, 2004, the Board of Directors of the Company declared, effective as of April 19, 2004, a dividend distribution of one Right for each outstanding share of common stock of the Company. The dividend was payable on April 29, 2004 to the stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company 8.152 shares of the Company's common stock, at a price of $60.00, or $7.36 per share subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 19, 2004 between the Company and Registrar and Transfer Company.

        The Rights are not exercisable until the earliest of (i) the tenth business day after a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock (an Acquiring Person); (ii) the tenth business day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person (other than the Company) if, upon consummation such person would be an Acquiring Person; and (iii) the tenth business day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the filing by any Person (other than the Company) of a registration statement under the Securities Act of 1933, as amended, with respect to a contemplated exchange offer to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such filing) beneficial ownership of 15% or more of the issued and outstanding shares of the Company's common stock.

        The Rights will expire on April 19, 2014, unless earlier redeemed or exchanged by the Company.

Note 12.    401(k) Savings Plan

        The Company offers employees participation in the Patriot National Bank 401(k) Savings Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees who have completed six months of service, are 21 years of age and who elect to participate. Under the terms of the 401(k) Plan, participants can contribute up to the maximum amount allowed, subject to Federal limitations. The Company may make discretionary matching contributions to the 401(k) Plan. Participants are immediately vested in their contributions and Company contributions. The Company contributed approximately $127,000 and $73,000 to the 401(k) Plan in 2004 and 2003, respectively.

Note 13.    Financial Instruments With Off-Balance-Sheet Risk

        In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

        The contractual amounts of commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. Management believes that the Company controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

        Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2004 and 2003:

	2004	2003
Commitments to extend credit:
Future loan commitments	$23,484,674	$23,618,500
Unused lines of credit	36,018,661	31,433,770
Undisbursed construction loans	37,224,376	31,958,302
Financial standby letters of credit	197,000	122,000

	$96,924,711	$87,132,572

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include residential and commercial property, deposits and securities.

        Standby letters of credit are written commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at their fair value at inception. No liability related to guarantees was required to be recorded at December 31, 2004 and 2003.

Note 14.    Regulatory Matters

        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

        The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier-I leverage ratios as set forth in the table. There are no conditions or events since then that management believes have changed the Bank's category.

        The Company's and the Bank's actual capital amounts and ratios at December 31, 2004 and 2003 were (dollars in thousands):

					To Be Well Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
2004
	Amount	Ratio	Amount	Ratio	Amount		Ratio
The Company:
Tier I Capital (Average Assets)	25,936	6.79%	15,279	4.00%		N/A	N/A
Tier I Capital (to Risk Weighted Assets)	25,936	9.04%	11,476	4.00%		N/A	N/A
Total Capital (to Risk Weighted Assets)	$30,701	10.70%	$22,954	8.00%	$	N/A	N/A
The Bank:
Tier I Capital (to Average Assets)	26,642	6.98%	15,268	4.00%		19,085	5.00%
Tier I Capital (to Risk Weighted Assets)	26,642	9.29%	11,471	4.00%		17,207	6.00%
Total Capital (to Risk Weighted Assets)	$30,124	10.50%	$22,952	8.00%		$28,690	10.00%
					To Be Well Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
2003
	Amount	Ratio	Amount	Ratio	Amount		Ratio
The Company:
Tier I Capital (Average Assets)	24,522	7.51%	13,061	4.00%		N/A	N/A
Tier I Capital (to Risk Weighted Assets)	24,522	10.00%	9,809	4.00%		N/A	N/A
Total Capital (to Risk Weighted Assets)	$29,094	11.87%	$19,608	8.00%	$	N/A	N/A
The Bank:
Tier I Capital (to Average Assets)	25,633	7.85%	13,061	4.00%		16,327	5.00%
Tier I Capital (to Risk Weighted Assets)	25,633	10.47%	9,793	4.00%		14,689	6.00%
Total Capital (to Risk Weighted Assets)	$28,568	11.67%	$19,584	8.00%		$24,480	10.00%

Restrictions on dividends, loans and advances

        The Company's ability to pay dividends is dependent on the Bank's ability to pay dividends to the Company. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 2004, the Bank had retained earnings of approximately $4,467,000, all of which is available for distribution to the Company as dividends without prior regulatory approval. The Bank is also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements, and the FRB may impose further dividend restrictions on the Company.

        Loans or advances to the Company by the Bank are limited to 10% of the Bank's capital stock and surplus on a secured basis.

Note 15.    Related Party Transactions

        In the normal course of business, the Company grants loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than a 10% equity ownership. Such loans are transacted at terms, including interest rates, similar to those available to unrelated customers.

        Changes in loans outstanding to such related parties during 2004 and 2003 are as follows:

	2004	2003
Balance, beginning of year	$1,410,440	$3,547,766
Additional loans	183,386	8,823
Repayments	(22,998)	(2,129,708)
Adjustment for former related parties	(1,372,242)	(16,441)

Balance, end of year	$198,586	$1,410,440

        Related party deposits aggregated approximately $3,444,000 and $4,126,000 as of December 31, 2004 and 2003, respectively.

        The Company leases office space to a director of the Company under two leases. Rental income under these leases was approximately $28,300 and $25,300, respectively, for the years ended December 31, 2004 and 2003.

        During 2004 and 2003, the Company paid legal fees of approximately $20,900 and $30,400, respectively, to an attorney who is a director of the Company.

Note 16.    Other Comprehensive Income

        Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	2004
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding losses arising during period	$(136,065)	$51,705	$(84,360)
Less reclassification adjustment for gains recognized in net income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(136,065)	$51,705	$(84,360)

	2003
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding losses arising during period	$(1,111,578)	$422,399	$(689,179)
Add reclassification adjustment for gains recognized in net income	(307,739)	116,941	(190,798)

Unrealized holding loss on available for sale securities, net of taxes	$(1,419,317)	$539,340	$(879,977)

Note 17.    Fair Value of Financial Instruments and Interest Rate Risk

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("Statement No. 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

        Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2004 and 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year-end.

        The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other bank holding companies may not be meaningful.

        As of December 31, 2004 and 2003, the recorded book balances and estimated fair values of the Company's financial instruments were (in thousands):

	2004		2003
	Recorded Book Balance	Fair Value	Recorded Book Balance	Fair Value
Financial Assets:
Cash and due from banks	$6,670	$6,670	$4,024	$4,024
Federal funds sold	37,500	37,500	15,000	15,000
Short-term investments	11,460	11,460	10,431	10,431
Available for sale securities	76,269	76,269	90,562	90,562
Federal Reserve Bank stock	693	693	691	691
Federal Home Loan Bank stock	1,297	1,297	1,077	1,077
Loans receivable, net	263,875	265,206	214,421	218,064
Accrued interest receivable	1,758	1,758	1,471	1,471
Financial Liabilities:
Demand deposits	$42,584	$42,584	$30,477	$30,477
Savings deposits	22,104	22,104	23,793	23,793
Money market deposits	72,451	72,451	69,504	69,504
NOW accounts	26,815	26,815	22,850	22,850
Time deposits	203,052	206,539	143,369	148,005
Repurchase agreements	—	—	5,700	5,700
FHLB borrowings	8,000	8,082	17,000	17,107
Subordinated debt	8,248	8,248	8,248	8,248
Collateralized borrowings	—	—	249	249

Unrecognized financial instruments

        Loan commitments on which the committed interest rate is less than the current market rate were insignificant at December 31, 2004 and 2003. The estimated fair value of fee income on letters of credit at December 31, 2004 and 2003 was insignificant.

        The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18.    Segment Reporting

        The Company has two reportable segments, the commercial bank and the mortgage broker. The commercial bank segment provides its commercial customers with products such as commercial mortgage and construction loans, working capital loans, equipment loans and other business financing arrangements, and provides its consumer customers with residential mortgage loans, home equity loans and other consumer installment loans. The commercial bank segment also attracts deposits from both consumer and commercial customers and invests such deposits in loans, investments and working capital. The commercial bank's revenues are generated primarily from net interest income from its lending, investment and deposit activities.

        The mortgage broker solicits and processes conventional mortgage loan applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan brokerage and application processing fees received from the permanent investors, and gains and origination fees from loans sold.

        Information about reportable segments, and a reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2004 and 2003 is as follows (in thousands):

2004	Commercial Bank	Mortgage Broker	Consolidated Totals
Net interest income	$11,670	$—	$11,670
Noninterest income	682	2,020	2,702
Noninterest expenses	10,025	2,232	12,257
Provision for loan losses	556	—	556
Income (loss) before taxes	1,771	(212)	1,559
Assets	403,959	1,088	405,047
2003	Commercial Bank	Mortgage Broker	Consolidated Totals
Net interest income	$9,626	$—	$9,626
Noninterest income	851	3,963	4,814
Noninterest expenses	8,441	3,218	11,659
Provision for loan losses	563	—	563
Income before taxes	1,473	745	2,218
Assets	341,473	996	342,469

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management allocates certain overhead expenses of the commercial bank to the mortgage broker segment. These allocations are based on a pre-determined monthly charge agreed to between the commercial bank and the mortgage broker segment. Management evaluates the performance of each segment based on profit or loss from operations before income taxes.

Intersegment revenues are accounted for at amounts that assume the revenues were between unrelated third parties at the current market prices at the time of the transactions.

        The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

        The Company does not have operating segments other than those reported, the Company does not have a single external customer from which it derives 10% or more of its revenues and the Company operates in one geographical area.

PATRIOT NATIONAL BANCORP, INC

CONSOLIDATED BALANCE SHEET

March 31, 2005 (unaudited)

ASSETS
Cash and due from banks	$6,193,287
Federal funds sold	13,000,000
Short term investments	66,732

Cash and cash equivalents	19,260,019
Available for sale securities (at fair value)	90,911,955
Federal Reserve Bank stock	693,200
Federal Home Loan Bank stock	1,296,700
Loans receivable (net of allowance for loan losses of $3,741,525)	293,527,519
Accrued interest receivable	2,069,450
Premises and equipment	2,124,590
Deferred tax asset, net	2,005,824
Goodwill	930,091
Other assets	846,046

Total assets	$413,665,394

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest bearing deposits	$39,390,978
Interest bearing deposits	326,794,873

Total deposits	366,185,851
Federal Home Loan Bank borrowings	18,000,000
Subordinated debt	8,248,000
Accrued expenses and other liabilities	1,781,160

Total liabilities	394,215,011

Shareholders' equity
Preferred stock: 1,000,000 shares authorized; no shares issued
Common stock, $2 par value: 30,000,000 shares authorized; 2,489,391 shares issued and outstanding	4,978,782
Additional paid-in capital	11,854,503
Retained earnings	3,546,770
Accumulated other comprehensive loss—net unrealized loss on available for sale securities, net of taxes	(929,672)

Total shareholders' equity	19,450,383

Total liabilities and shareholders' equity	$413,665,394

See accompanying Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Interest and Dividend Income
Interest and fees on loans	$4,670,265	$3,526,755
Interest and dividends on investment securities	857,567	765,220
Interest on federal funds sold	66,624	15,656

Total interest and dividend income	5,594,456	4,307,631

Interest Expense
Interest on deposits	1,992,161	1,425,690
Interest on Federal Home Loan Bank borrowings	72,043	102,324
Interest on subordinated debt	115,710	88,248
Interest on other borrowings	—	23,835

Total interest expense	2,179,914	1,640,097

Net interest income	3,414,542	2,667,534
Provision for Loan Losses	260,000	160,000

Net interest income after provision for loan losses	3,154,542	2,507,534

Noninterest Income
Mortgage brokerage referral fees	463,799	495,619
Loan processing fees	78,531	119,409
Fees and service charges	127,921	100,931
Other income	40,764	35,544

Total noninterest income	711,015	751,503

Noninterest Expenses
Salaries and benefits	2,048,992	1,797,613
Occupancy and equipment expense, net	493,214	381,417
Data processing and other outside services	240,240	196,160
Professional services	135,711	100,419
Advertising and promotional expenses	110,360	112,411
Loan administration and processing expenses	44,330	65,660
Other operating expenses	310,529	270,251

Total noninterest expenses	3,383,376	2,923,931

Income before income taxes	482,181	335,106
Provision for Income Taxes	195,000	139,000

Net income	$287,181	$196,106

Basic income per share	$0.12	$0.08

Diluted income per share	$0.11	$0.08

Dividends per share	$0.035	$0.030

See accompanying Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance at December 31, 2003	2,408,607	$4,817,214	$11,519,037	$2,752,541	$(308,879)	$18,779,913

Comprehensive income
Net income	—	—	—	196,106	—	196,106
Unrealized holding gain on available for sale securities, net of taxes	—	—	—	—	337,805	337,805

Total comprehensive income	—	—	—	—	—	533,911

Dividends	—	—	—	(72,608)	—	(72,608)
Issuance of capital stock	11,667	23,334	46,668	—	—	70,002

Balance at March 31, 2004	2,420,274	$4,840,548	$11,565,705	$2,876,039	$28,926	$19,311,218

Balance at December 31, 2004	2,486,391	$4,972,782	$11,830,173	$3,346,718	$(393,239)	$19,756,434

Comprehensive loss
Net income	—	—	—	287,181	—	287,181
Unrealized holding loss on available for sale securities, net of taxes	—	—	—	—	(536,433)	(536,433)

Total comprehensive loss	—	—	—	—	—	(249,252)

Dividends	—	—	—	(87,129)	—	(87,129)
Issuance of capital stock	3,000	6,000	24,330	—	—	30,330

Balance at March 31, 2005	2,489,391	$4,978,782	$11,854,503	$3,546,770	$(929,672)	$19,450,383

See accompanying Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Cash Flows from Operating Activities
Net income	$287,181	$196,106
Adjustments to reconcile net income to net cash rovided by operating activities:
Amortization and accretion of investment premiums and discounts, net	69,979	116,070
Provision for loan losses	260,000	160,000
Depreciation and amortization	135,117	131,204
(Gain) loss on disposal of premises and equipment	(12)	2,924
Changes in assets and liabilities:
(Decrease) increase in deferred loan fees	(4,968)	14,554
Increase in accrued interest receivable	(311,111)	(136,690)
Increase in other assets	(61,257)	(52,740)
Decrease in accrued expenses and other liabilities	(256,141)	(309,860)

Net cash provided by operating activities	118,788	121,568

Cash Flows from Investing Activities
Purchases of available for sale securities	(19,243,381)	(4,000,000)
Principal repayments on available for sale securities	3,665,707	4,465,812
Proceeds from maturities of available for sale securities	—	2,000,000
Purchase of Federal Reserve Bank Stock	(600)	(1,450)
Net increase in loans	(29,907,731)	(6,927,634)
Purchases of premises and equipment	(127,062)	(194,131)

Net cash used in by investing activities	(45,613,067)	(4,657,403)

Cash Flows from Financing Activities
Net (decrease) increase in demand, savings and money market deposits	(1,053,140)	6,146,763
Net increase (decrease) in time certificates of deposits	233,666	(1,672,582)
Proceeds from FHLB borrowings	10,000,000	6,000,000
Principal repayments of FHLB borrowings	—	(6,000,000)
Decrease in other borrowings	—	(62,880)
Dividends paid on common stock	(87,024)	(72,258)
Proceeds from issuance of common stock	30,330	70,002

Net cash provided by financing activities	9,123,832	4,409,045

Net (decrease) in cash and cash equivalents	(36,370,447)	(126,790)
Cash and cash equivalents
Beginning	55,630,466	29,454,671

Ending	$19,260,019	$29,327,881

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$2,177,831	$1,641,202

Income Taxes	$74,857	$97,780

Supplemental Disclosure of Noncash Investing and Financing Activities:
Unrealized holding (loss) gain on available for sale securities arising during the period	$(865,215)	$544,846

Accrued dividends declared on common stock	$87,129	$72,608

See accompanying Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.    Basis of Financial Statement Presentation

        The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. The accompanying consolidated financial statements and related notes should be read in conjunction with the audited financial statements of Bancorp and notes thereto for the year ended December 31, 2004.

        The information furnished reflects, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results of operations that may be expected for the remaining quarters of 2005.

Note 2.    Investments

        The following table is a summary of Bancorp's available for sale securities portfolio, at fair value, at March 31, 2005:

U. S. Government agency and sponsored agency obligations	$14,566,470
Mortgage-backed securities	67,345,485
Money market preferred equity securities	9,000,000

Total Investments	$90,911,955

        The amortized cost, gross unrealized gains, gross unrealized losses and fair values of available for sale securities at March 31, 2005 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency and sponsored agency obligations	$15,000,000	$—	$(433,530)	$14,566,470
Mortgage-backed securities	68,411,426	17,005	(1,082,946)	67,345,485
Money market preferred equity securities	9,000,000	—	—	9,000,000

	$92,411,426	$17,005	$(1,516,476)	$90,911,955

        At March 31, 2005, gross unrealized holding gains and gross unrealized holding losses on available for sale securities totaled $17,005 and $1,516,476, respectively. Of the securities with unrealized losses, there are five U.S. Government agency or sponsored agency obligations and 13 mortgage backed securities that have unrealized losses for a period in excess of twelve months with a combined current unrealized loss of $1.1 million. Management does not believe that any of the unrealized losses are other than temporary since they are the result of changes in the interest rate environment and they relate to debt and mortgage-backed securities issued by U.S. Government agencies and U.S. Government sponsored agencies. Bancorp has the ability to hold these securities to maturity if necessary and expects to receive all contractual principal and interest related to these investments. As a result, management believes that these unrealized losses will not have a negative impact on future earnings or a permanent effect on capital.

Note 3.    Loans

        The following table is a summary of Bancorp's loan portfolio at March 31, 2005:

Real estate:
Commercial	$114,423,314
Residential	47,989,824
Construction	84,934,854
Commercial	18,691,376
Consumer installment	1,478,740
Consumer home equity	30,401,662

Total loans	297,919,770
Premiums on purchased loans	461,862
Net deferred fees	(1,112,588)
Allowance for loan losses	(3,741,525)

Total loans	$293,527,519

Note 4.    Deposits

        The following table is a summary of Bancorp's deposits at March 31, 2005:

Noninterest bearing	$39,390,978

Interest bearing:
NOW	25,799,209
Savings	22,517,231
Money market	75,192,999
Time certificates, less than $100,000	131,103,472
Time certificates, $100,000 or more	72,181,962

Total interest bearing	326,794,873

Total deposits	$366,185,851

Note 5.    Borrowings

        In addition to the outstanding borrowings disclosed on the consolidated balance sheet, the Bank has the ability to borrow approximately $70.3 million in additional advances from the Federal Home Loan Bank of Boston which includes a $2.0 million overnight line of credit. The Bank also has arranged a $3.0 million overnight line of credit from a correspondent bank and $10.0 million under a repurchase agreement; no amounts were outstanding under these two arrangements at March 31, 2005.

Note 6.    Income per share

        Bancorp is required to present basic income per share and diluted income per share in its income statements. Basic income per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share assumes exercise of all potential common stock in weighted average shares outstanding, unless the effect is antidilutive. Bancorp is also required to provide a reconciliation of the numerator and denominator used in the computation of both basic and diluted income per share. The following is information about the computation of income per share for the three months ended March 31, 2005 and 2004.

	Net Income	Shares	Amount
Quarter ended March 31, 2005
Basic Income Per Share
Income available to common shareholders	$287,181	2,487,091	$0.12
Effect of Dilutive Securities
Warrants/Stock Options outstanding	—	48,741	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$287,181	2,535,832	$0.11

	Net Income	Shares	Amount
Quarter ended March 31, 2004
Basic Income Per Share
Income available to common shareholders	$196,106	2,411,743	$0.08
Effect of Dilutive Securities
Warrants/Stock Options outstanding	—	78,128	—

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$196,106	2,489,871	$0.08

Note 7.    Other Comprehensive Income

        Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	Three Months Ended March 31, 2005
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding loss arising during the period	$(865,215)	$328,782	$(536,433)
Reclassification adjustment for (gains) losses recognized in income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(865,215)	$328,782	$(536,433)

	Three Months Ended March 31, 2004
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding gain arising during the period	$544,846	$(207,041)	$337,805
Reclassification adjustment for (gains) losses recognized in income	—	—	—

Unrealized holding gain on available for sale securities, net of taxes	$544,846	$(207,041)	$337,805

Note 8.    Segment Reporting

        Bancorp has two reportable segments, the commercial bank and the mortgage broker. The commercial bank provides its commercial customers with products such as commercial mortgage and construction loans, working capital loans, equipment loans and other business financing arrangements, and provides its consumer customers with residential mortgage loans, home equity loans and other consumer installment loans. The commercial bank segment also attracts deposits from both consumer and commercial customers, and invests such deposits in loans, investments and working capital. The commercial bank's revenues are generated primarily from net interest income from its lending, investment and deposit activities.

        The mortgage broker solicits and processes conventional mortgage loan applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan brokerage and application processing fees received from permanent investors and gains and origination fees from loans sold.

        Information about reportable segments and a reconciliation of such information to the consolidated financial statements for the three months ended March 31, 2005 and 2004 is as follows (in thousands):

Quarter ended March 31, 2005	Bank	Mortgage Broker	Consolidated Totals
Net interest income	$3,415	$—	$3,415
Noninterest income	125	586	711
Noninterest expense	2,753	630	3,383
Provision for loan losses	260	—	260
Income (loss) before taxes	526	(44)	482
Assets at period end	412,582	1,083	413,665
Quarter ended March 31, 2004	Bank	Mortgage Broker	Consolidated Totals
Net interest income	$2,668	$—	$2,668
Noninterest income	160	591	751
Noninterest expense	2,273	651	2,924
Provision for loan losses	160	—	160
Income (loss) before taxes	395	(60)	335
Assets at period end	346,091	1,011	347,102

Note 9.    Financial Instruments With Off-Balance-Sheet Risk

        In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

        The contractual amounts of commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance- sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. Management believes that the Company controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

        Financial instruments whose contact amounts represent credit risk are as follows at March 31, 2005:

Commitments to extend credit:
Future loan commitments	$18,228,950
Unused lines of credit	39,804,344
Undisbursed construction loans	38,814,527
Financial standby letters of credit	297,000

$97,144,821

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include residential and commercial property, deposits and securities.

        Standby letters of credit are written commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at the fair value at inception. No liability related to guarantees was required to be recorded at March 31, 2005.

705,883 Shares (Maximum)
529,412 Shares (Minimum)

PATRIOT NATIONAL BANCORP, INC.

Common Stock

PROSPECTUS

August 2, 2005

Sandler O'Neill & Partners, L.P.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

        Section 33-771 of the Connecticut Business Corporation Act as amended permits the indemnification of directors and other individuals as long as such individual's behavior conforms to certain standards. Section 33-636 provides that a corporation's certificate of incorporation may limit personal liability and make indemnification obligatory under certain circumstances.

        Section VII of our Certificate of Incorporation, as amended, provides that we shall, to the fullest extent permitted under the Connecticut Business Corporation Act, indemnify anyone that we have the power to indemnify against any expenses, liabilities or other matters referred to in or covered by the Act. This indemnification is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. Both action in an official capacity and action in another capacity while holding office may be subject to indemnification. A person's right to indemnification does not cease solely because that person ceases to be a director, officer, employee or agent, or because that person dies.

        Our Certificate of Incorporation does not provide for indemnification for expenses, penalties or other payments incurred in an administrative proceeding instituted by a bank regulatory agency resulting in civil monetary penalties or requiring payments to us. Director liability for breach of a duty to the company or its shareholders for monetary damages is limited to the amount of compensation for serving the corporation during the year of any violation, unless the breach:

  •
  involved a knowing and culpable violation of law;

  •
  enabled the director or an associate to receive an improper personal economic gain;

  •
  demonstrated a lack of good faith and conscious disregard for the duty;

  •
  constituted a sustained and unexcused pattern of inattention amounting to abdication of duty; or

  •
  created liability for an unlawful distribution under Section 33-757 of the Connecticut Business Corporation Act.

        Section VII also stipulates that no amendment to or repeal of Section VII shall apply to the liability or alleged liability of any eligible individual with respect to any acts or missions occurring prior to such amendment or repeal.

        We carry Directors' and Officers' insurance that covers our directors and officers against some liabilities they may incur when acting in their official capacities.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, payable in connection with the sale and distribution of the securities being registered. We will pay all of these amounts. All amounts except the Securities and Exchange Commission registration fee are estimated.

SEC registration fee	$1,413
NASD filing fee	1,700
Accounting fees and expenses	75,000
Legal fees and expenses	200,000
Printing fees and expenses	75,000
Transfer Agent fees and expenses	10,000
Information Agent fees and expenses	5,000
Subscription Agent fees and expenses	12,000
Blue sky fees and expenses (including legal fees)	30,000
Financial advisor fees and expenses	300,000
Miscellaneous	14,887

Total	$725,000

*
To be filed by amendment

Item 26. Recent Sales of Unregistered Securities.

        During the three months ended March 31, 2005, Bancorp issued 3,000 shares of its Common Stock upon the exercise of certain options that were granted in connection with a stock option plan adopted by the Bank in 1999 pursuant to which non-qualified and incentive stock options were granted in 1999 to certain directors. The weighted average exercise price per share of these options is $10.13. These options were assumed by Bancorp at the time the Bank became a wholly owned subsidiary of Bancorp.

Item 27. Exhibits.

        See the Exhibit Index immediately following the signature page hereof.

Item 28. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To supplement the prospectus, after the expiration time of the rights offering, to set forth the results of the rights offering and the amount of unsubscribed securities purchased in the public offering. If the registrant makes any public offering of the securities on terms different from those on the cover page of the prospectus, the registrant hereby undertakes to file a post-effective amendment to state the terms of such offering.

(2)
To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)
Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    Include any additional or changed material information on the plan of distribution.

  (3)
  For determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  (4)
  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
For purposes of determining any liability under the Securities Act of 1933, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)
For the purpose of determining any liability under the Securities Act of 1933, to treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Stamford, State of Connecticut, on August 1, 2005.

PATRIOT NATIONAL BANCORP, INC. (Registrant)
By:	/s/ CHARLES F. HOWELL Charles F. Howell Vice Chairman and President

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

ANGELO DE CARO* Angelo De Caro	Chairman and Chief Executive Officer (Principal Executive Officer)	August 1, 2005
/s/ CHARLES F. HOWELL Charles F. Howell	Vice Chairman and President	August 1, 2005
ROBERT F. O'CONNELL* Robert F. O'Connell	Senior Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	August 1, 2005
MICHAEL A. CAPODANNO* Michael A. Capodanno	Senior Vice President and Controller (Principal Accounting Officer)	August 1, 2005
PHILIP W. WOLFORD* Philip W. Wolford	Chief Operating Officer and Director	August 1, 2005
JOHN J. FERGUSON* John J. Ferguson	Director	August 1, 2005
BRIAN A. FITZGERALD* Brian A. Fitzgerald	Director	August 1, 2005

JOHN A. GEOGHEGAN* John A. Geoghegan	Director	August 1, 2005
L. MORRIS GLUCKSMAN* L. Morris Glucksman	Director	August 1, 2005
MICHAEL INTRIERI* Michael Intrieri	Director	August 1, 2005
*By:	/s/ CHARLES F. HOWELL Charles F. Howell Attorney-in-fact

Exhibit Index

Exhibit Number	Description of Exhibit
1	Form of Agency Agreement by and between the Registrant and Sandler O'Neill & Partners, L.P.
2	Agreement and Plan of Reorganization dated as of June 28, 1999 between the Registrant and Patriot National Bank.
3.1	Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment of Certificate of Incorporation of the Registrant, filed September 27, 2004.
3.2	By-laws of the Registrant.
4.1	Rights Agreement, dated April 19, 2004, by and between Registrar and Transfer Company and the Registrant.
4.2	Form of Subscription Rights Certificate
5	Opinion of Tyler Cooper & Alcorn, LLP.
10.1	1999 Stock Option Plan of Patriot National Bank.
10.2	2001 Stock Appreciation Rights Plan of Registrant.
10.3	Employment Agreement, dated as of October 23, 2000, as amended by a First Amendment, dated as of March 21, 2001, among the Registrant, Patriot National Bank and Charles F. Howell.
10.4	Second Amendment to Employment Agreement among the Registrant, Patriot National Bank and Charles F. Howell, dated as of May, 2002.
10.5	Employment Agreement, dated as of October 23, 2003, among the Registrant, Patriot National Bank and Charles F. Howell.
10.6	Amended and Restated Employment Agreement, dated as of November 3, 2003, among the Registrant, Patriot National Bank and Robert F. O'Connell.
10.7	Amended and Restated Senior Management Change of Control Agreement, dated as of November 3, 2003, between Robert F. O'Connell and Patriot National Bank.
10.8	Senior Management Change of Control Agreement, dated as of May 1, 2001, between Martin G. Noble and Patriot National Bank.
10.9	Employment Agreement, dated as of January 1, 2005, between Marcus Zavattaro and Patriot National Bank.
10.10	License Agreement, dated July 1, 2003, between Patriot National Bank and L. Morris Glucksman.
10.11	Form of Standby Purchase Agreement.
10.12	Form of Questions and Answers Regarding the Rights Offering.
10.13	Form of Subscription Agent Agreement between Registrar and Transfer Company and the Registrant.
10.14	Form of Information Agent Agreement between Registrar and Transfer Company and the Registrant.
21	Subsidiaries of the Registrant.
23.1*	Consent of McGladrey & Pullen, LLP, Independent Auditors.
23.2	Consent of Tyler Cooper & Alcorn, LLP. Included in Exhibit 5.
24	Power of Attorney. Contained on the signature page hereto.
99.1	Form of Letter to Shareholders
99.2	Form of Letter to Foreign Shareholders.
99.3	Form of Letter to Securities Dealers, Commercial Banks, Brokers, Trust Companies and other Nominees.
99.4	Form of Letter to Beneficial Owners.
99.5	Form of Nominee Holder Oversubscription Certification.
99.6	Form of DTC Participant Oversubscription Certificate.
99.7	Instructions as to Use of Subscription Rights Certificate.

*
Filed herewith. All other exhibits previously filed.